As filed with the Securities and Exchange Commission on September 6, 2013
File Nos. 333-121061
811-05845
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 13	☒
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 53	☒

Invesco
Senior Loan Fund
(Exact Name of Registrant as Specified in Declaration of Trust)

1555 Peachtree Street, NE, Atlanta, Georgia 30309
(Address of Principal Executive Offices)

(713) 626-1919
(Registrant’s Telephone Number, including Area Code)

John M. Zerr, Esq.
11 Greenway Plaza
Suite 1000
Houston, Texas 77046
(713) 626-1919
(Name and Address of Agent for Service)

Copies to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [X]

It is proposed that this filing will become effective:

☐	when declared effective pursuant to section 8(c) of the Securities Act of 1933

☐	immediately upon filing pursuant to paragraph (b) of Rule 486

☐	On (date) pursuant to paragraph (b) of Rule 486

☒	60 days after filing pursuant to paragraph (a) of Rule 486

☐	on (date) pursuant to paragraph (a) of Rule 486

☐	This post-effective amendment designates a new effective date for a previously filed registration statement.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

		Proposed	Proposed
	Amount of	Maximum	Maximum	Amount of
Title of Securities	Shares Being	Offering	Aggregate	Registration
Being Registered	Registered	Price per Unit*	Offering Price*	Fee
Common Shares of Beneficial Interest, designated as Class Y Shares		$	$	$

*	Estimated solely for the purpose of calculating the registration fee.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION— Dated September 6, 2013

Invesco
Senior Loan Fund
(formerly known as Invesco Van Kampen Senior Loan Fund)
This Prospectus is dated
November [  ], 2013
CLASS A SHARES (VSLAX)
CLASS B SHARES (VSLBX)
CLASS C SHARES (VSLCX)
CLASS Y SHARES (     )
CLASS IB SHARES (XPRTX)
CLASS IC SHARES (XSLCX)

Invesco Senior Loan Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing primarily in adjustable rate senior loans.

(Continued on next page)

Shares of the Fund have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) and the SEC has not passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

(Continued from preceding page)

Senior loans are business loans that have a senior right to payment. They are made to corporations and other borrowers and are often secured by specific assets of the borrower. The Fund believes that investing in adjustable rate senior loans should limit fluctuations in net asset value caused by changes in interest rates. You should, however, expect the Fund’s net asset value to fluctuate as a result of changes in borrower credit quality and other factors.

There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund, including that the Fund may invest all or a substantial portion of its assets in below investment grade senior loans, which are often referred to as high-yielding, high risk investments or “junk” investments. See “Risks.”

This Prospectus offers three classes of common shares of beneficial interest (collectively, the “Shares”) of the Fund, designated as Class A Shares, Class C Shares and Class Y Shares, and describes three other classes of Shares, designated as Class B Shares, Class IB Shares and Class IC Shares, which are not continuously offered. The Fund’s Shares are not listed for trading on any national securities exchange. The Fund’s Shares have no trading market and no market is expected to develop. You should consider your investment in the Fund to be illiquid. In order to provide liquidity to shareholders, the Fund will make monthly offers to repurchase a portion of its outstanding Shares at net asset value as described herein. There is no guarantee that you will be able to sell your Shares at any given time.

The Fund will make monthly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value, subject to certain conditions. The repurchase request deadline will be the third Friday of each calendar month (or the preceding business day if such third Friday is not a business day). The repurchase price will be the Fund’s net asset value as determined after the close of business on the repurchase pricing date. Under normal circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline. The Fund generally will pay repurchase proceeds by the third business day after the repurchase pricing date, although payment for shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer. See “Repurchase of Shares.”

The Fund’s investment adviser is Invesco Advisers, Inc. (the “Adviser”). The Fund continuously offers its Class A Shares, Class C Shares and Class Y Shares through Invesco Distributors, Inc. (“Invesco Distributors”), as principal underwriter, and through selected broker-dealers and financial services firms. Class A Shares and Class C Shares are available to all retail investors, including individuals, trusts, corporations, business and charitable organizations and retirement and benefits plans. Class Y shares are available to (i) investors who purchase through a fee-based advisory account with an approved financial intermediary, (ii) defined contribution plans, defined benefit retirement plans, endowments or foundations, (iii) banks or bank trust departments acting on their own behalf or as trustee or manager for trust accounts, or (iv) any current, former or retired trustee, director, officer or employee (or immediate family members of a current, former or retired trustee, director, officer or employee) of any registered investment funds offered to retail investors advised by the Adviser (“Invesco Funds”) or of Invesco Ltd. or any of its subsidiaries. In fee-based advisory programs, a financial intermediary typically charges each investor a fee based on the value of the investor’s account in exchange for servicing that account. Class Y shares are not available for Individual Retirement Accounts (“IRAs”) or Employer Sponsored IRAs. The Fund also has outstanding Class B Shares, Class IB Shares and Class IC Shares. All Class B Shares of the Fund that were outstanding as of February 18, 2005 were redesignated as a new class of Shares designated as Class IB Shares and all Class C Shares of the Fund that were outstanding as of February 18, 2005 were redesignated as a new class of Shares designated as Class IC Shares. The Class B Shares, Class IB Shares and the Class IC Shares are not continuously offered. The only new Class B Shares, Class IB Shares and Class IC Shares to be issued are those Class B Shares, Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestment. Class B Shares of the Fund may also be issued in connection with an exchange from Class B Shares of other Invesco funds. Shares are sold at their offering price, which is net asset value per Share for each class of Shares plus sales charges, where applicable. See “Fees and Expenses of the Fund” and “Purchase of Shares.”

This Prospectus sets forth the information about the Fund that you should know before investing. You should keep it for future reference. More information about the Fund, including a Statement of Additional Information dated November [  ], 2013, and the Fund’s Annual and Semiannual Reports, has been filed with the SEC. This information is available upon written or oral request without charge from our web site at www.invesco.com/us. You may also get a copy of any of these materials, request other information about the Fund and make other inquiries by calling (800) 959-4246. The Fund’s Statement of Additional Information is incorporated herein by reference. A table of contents for the Statement of Additional Information is on page 54. The SEC maintains a web site at www.sec.gov that contains the Fund’s Statement of Additional Information, material incorporated by reference and other information about SEC registrants, including the Fund.

Fees and Expenses of the Fund	3

Prospectus Summary	4

Financial Highlights	10

The Fund	15

Investment Objective and Principal Investment Strategies	15

Risks	22

Investment Practices and Special Risks	26

Management of the Fund	29

Purchase of Shares	31

Repurchase of Shares	42

Distributions from the Fund	45

Shareholder Services	46

Description of Shares	48

Federal Income Taxation	51

Communications With Shareholders/Performance Information	53

Custodian, Dividend Disbursing Agent and Transfer Agent	53

Legal Opinions	53

Independent Registered Public Accounting Firm	53

Additional Information	54

Table of Contents for the Statement of Additional Information	55

No dealer, salesperson or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offer contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund, the Fund’s investment adviser or the Fund’s principal underwriter. This Prospectus does not constitute an offer by the Fund or by the Fund’s principal underwriter to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful for the Fund to make such an offer in such jurisdiction.

Fees and Expenses
of the Fund

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.

	Class A	Class B	Class C	Class Y	Class IB	Class IC
	Shares	Shares	Shares	Shares	Shares	Shares

Shareholder Transaction Expenses

Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.25%[1]	None	None	None	None[2]	None[2]

Maximum early withdrawal charge (as a percentage of the lesser of original purchase price or repurchase proceeds)	None[3]	3.00%[4]	1.00%[5]	None	None[2]	None[2]

Annual Fund Operating Expenses (as a percentage of net assets attributable to Shares and are based on expenses incurred during the fiscal year ended February 28, 2013)

Investment advisory fee[6]	0.87%	0.87%	0.87%	0.87%	0.87%	0.87%

Distribution and/or service (12b-1) fees[7]	0.25%	0.25%[8]	1.00%[9]	None	None	0.15%

Interest payments on borrowed funds[10]	0.31%	0.31%	0.31%	0.31%	0.31%	0.31%

Total Other Expenses
Administration fee[6]	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Other[10,11]	0.26%	0.26%	0.26%	0.26%	0.26%	0.26%

Total annual operating expenses[11]	1.94%	1.94%	2.69%	1.69%	1.69%	1.84%

1	Reduced for purchases of $100,000 and over. See “Purchase of Shares — Class A Shares.”
2	Class IB Shares and Class IC Shares are not continuously offered. Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated).
3	Investments of $1 million or more are not subject to any sales charge at the time of purchase, but an early withdrawal charge of 1.00% may be imposed on certain repurchases by the Fund made within eighteen months of purchase. See “Purchase of Shares — Class A Shares.”
4	Effective November 30, 2010, Class B Shares are not continuously offered by the Fund. Class B Shares purchased prior to November 30, 2010 are subject to an early withdrawal charge. The maximum early withdrawal charge is 3.00% in the first year after purchase and declines thereafter as follows:
Year 1–3.00%
Year 2–2.00%
Year 3–1.50%
Year 4–1.00%
Year 5–0.50%
After–None

5	The maximum early withdrawal charge is 1.00% in the first year after purchase and 0.00% thereafter.
6	See “Management of the Fund” for additional information.
7	Class A Shares are subject to a combined annual distribution and service fee of up to 0.25% of average daily net assets attributable to such class of Shares. Class B Shares and Class C Shares are each subject to a combined annual distribution and service fee up to 1.00% of the average daily net assets attributable to each class of Shares. Class IC Shares are subject to a service fee of up to 0.25% of average daily net assets attributable to such class of Shares. The Fund’s Board of Trustees has only authorized the Fund to make service fee payments not to exceed 0.15% of the Fund’s average daily net assets attributable to Class IC Shares for any fiscal year. See “Purchase of Shares.”
8	Class B “Distribution and/or Service (12 b-1) fees” are restated to reflect current fees.
9	While Class C Shares do not have any front-end sales charges, their higher ongoing annual expenses (due to higher distribution and service fees) mean that over time you could end up paying more for these Shares than if you were to pay front-end sales charges for Class A Shares.
10	“Interest payments on borrowed funds” and “Other” are restated to reflect current fees.

11	“Other Expenses” and “Total Annual Fund Operating Expenses” for Class Y Shares are based on estimated amounts for the current fiscal year.

Example:
The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds.

The example assumes that you invest $1,000 in the Fund for the time periods indicated and the Fund repurchases all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same each year (except for the ten-year amounts for Class B Shares which reflect the conversion of Class B Shares to Class A Shares eight years after the end of the calendar month in which the Shares were purchased) and that all dividends and other distributions are reinvested at net asset value. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Class A Shares	$52	$91	$134	$252

Class B Shares	$50	$76	$110	$226 †

Class C Shares	$37	$84	$142	$302

Class Y Shares	$17	$53	$92	$200

Class IB Shares	$17	$53	$92	$200

Class IC Shares	$19	$58	$100	$216

You would pay the following expenses if you did not tender your Shares for repurchase by the Fund:

	One	Three	Five	Ten
	Year	Years	Years	Years

Class A Shares	$52	$91	$134	$252

Class B Shares	$20	$61	$105	$226 †

Class C Shares	$27	$84	$142	$302

Class Y Shares	$17	$53	$92	$200

Class IB Shares	$17	$53	$92	$200

Class IC Shares	$19	$58	$100	$216

†	Based on conversion to Class A Shares eight years after the end of the calendar month in which the Shares were purchased.

The purpose of the table above is to assist you in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly.

This example should not be considered a representation of future expenses, and the Fund’s actual expenses may be more or less than those shown.

Prospectus Summary

This summary is qualified by reference to the more detailed information included elsewhere in this Prospectus and in the Statement of Additional Information.

The Fund
The Fund is a diversified, closed-end management investment company. The Fund completed an initial public offering in October 1989. The Fund was organized as a Massachusetts business trust on July 14, 1989, and was redomesticated as a Delaware statutory trust on October 15, 2012. The Fund has continuously offered its Shares since November 1989. In June 2003, the Fund completed a transaction in which it redesignated its Shares issued before June 13, 2003 as Class B Shares and issued new Class C Shares to the shareholders of Van Kampen Senior Floating Rate Fund in exchange for the assets and liabilities of that fund. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares (the new Class B Shares and new Class C Shares have different fees, expenses and characteristics than the original Class B Shares and Class C Shares). Effective November 30, 2010, the Fund does not continuously offer Class B Shares. On November 5, 2013, the Fund commenced offering Class Y Shares.

The Offering
The Fund now continuously offers three classes of Shares — Class A Shares, Class C Shares, and Class Y Shares — through Invesco Distributors and through selected broker-dealers and financial services firms. Class A Shares and Class C Shares are available to all retail investors, including individuals, trusts, corporations, business and charitable organizations and retirement and benefits plans. Class Y shares are available to (i) investors who purchase through a fee-based advisory account with an approved financial intermediary, (ii) defined contribution plans, defined benefit retirement plans, endowments or foundations, (iii) banks or bank trust departments acting on their own behalf or as trustee or manager for trust accounts, or (iv) any current, former or retired trustee, director, officer or employee (or immediate family members of a current, former or retired trustee, director, officer or employee) of any registered investment funds offered to retail investors advised by the Adviser (“Invesco Funds”) or of Invesco Ltd. or any of its subsidiaries. In fee-based advisory programs, a financial intermediary typically charges each investor a fee based on the value of the investor’s account in exchange for servicing that account. Class Y shares are not available for Individual Retirement Accounts (“IRAs”) or Employer Sponsored IRAs. Class B Shares, Class IB Shares and Class IC Shares are not continuously offered. The only new Class B Shares, Class IB Shares and Class IC Shares to be issued are those Class B Shares, Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestments. Class B Shares of the Fund may also be issued in connection with an exchange from Class B Shares of other Invesco funds. Shares are sold at their offering price, which is net asset value per Share for such class of Shares plus sales charges where applicable. Class A Shares are subject to an up front sales charge of up to 3.25%. There is no initial sales charge or underwriting discount on purchases of Class B, Class C Shares, or Class Y Shares but Class B Shares and Class C Shares are subject to early withdrawal charges of up to 3% and 1%, respectively. The Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated). Invesco Distributors pays the broker-dealers and financial services firms participating in the continuous offering.

Investment Objective
The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. Although the Fund seeks capital preservation, it is not a money market fund or a certificate of deposit, and it differs substantially from these products with respect to risks and liquidity, among other factors. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See “Risks.”

Principal Investment Strategies
Under normal market conditions, the Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in adjustable rate senior loans (“Senior Loans”). Senior Loans are business loans made to borrowers that may be corporations, partnerships or other entities (“Borrowers”). These Borrowers operate in a variety of industries and geographic regions. The interest rates on Senior Loans adjust periodically, and the Fund’s portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. The Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in its net asset value caused by changes in interest rates.

Senior Loans generally are negotiated between a Borrower and several financial institution lenders (“Lenders”) represented by one or more Lenders acting as agent of all the Lenders (“Agent”). The Agent is responsible for negotiating the loan agreement (the “Loan Agreement”) that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Fund may act as one of the group of original Lenders originating a Senior Loan, may purchase assignments of portions of Senior Loans from third parties and may invest in participations in Senior Loans. Senior Loans may include certain senior debt that is in the form of notes and not Loan Agreements.

Senior Loans have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Seniors Loans a priority claim on some or all of the Borrower’s assets in the event of default. Most of the Fund’s Senior Loan investments will be secured by specific assets of the Borrower; however, the Fund may invest up to 20% of its total assets in Senior Loans that are not secured by specific collateral. Senior Loans also have contractual terms designed to protect Lenders. The Fund generally acquires Senior Loans of Borrowers that, among other things, in the Adviser’s judgment, can make timely payments on their Senior Loans and that satisfy other credit standards established by the Adviser. Because of their protective features, the Fund and the Adviser believe that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities.

Borrower credit risk. Investing in Senior Loans does involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund may invest all or a substantial portion of its assets in below investment grade Senior Loans, which are considered speculative by rating agencies (and are often referred to as high-yielding, high risk investments or as “junk” investments). The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and careful analyses and monitoring of Borrowers. Nevertheless, you should expect that the Fund’s net asset value will fluctuate as a result of changes in the credit quality of Borrowers and other factors. See “Risks — Borrower credit risk.”

Other investment policies. Other investment policies of the Fund include the following: the Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any specific collateral; the Fund may invest up to 20% of its total assets in Senior Loans made to

non-U.S. Borrowers provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated; and the Fund may invest up to 20% of its total assets in any combination of (1) warrants and equity securities, in each case the Fund must own or acquire a Senior Loan of the same issuer, (2) junior debt securities or securities with a lien on collateral lower than a senior claim on collateral (collectively, “junior debt securities”), (3) high quality short-term debt securities, (4) credit-linked deposits and (5) Treasury Inflation Protected Securities (“U.S. TIPS”) and other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities.

The Fund may utilize financial leverage (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objective and primary investment strategy) to benefit the Fund’s Common Shares. Generally speaking, if the Fund can invest the proceeds from financial leverage (i.e., money from borrowings or issuing preferred shares) in portfolio securities that have higher rates of return than the costs of such financial leverage and other expenses of the Fund, then the holders of Common Shares would have a net benefit. The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the Investment Company Act of 1940, as amended (the “1940 Act”). The Adviser and the Fund’s Board of Trustees will regularly review the Fund’s use of financial leverage (i.e., the relative costs and benefits of leverage on the Fund’s Common Shares) and review the alternative means to leverage (i.e., the relative benefits and costs of borrowing versus issuing preferred shares).

Repurchase Offers
The Fund has a fundamental policy whereby it commits to make offers to repurchase Shares of the Fund. In order to provide liquidity to shareholders, the Fund will make monthly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value, subject to certain conditions. The repurchase request deadline will be the third Friday of each calendar month (or the preceding business day if such third Friday is not a business day). The repurchase price will be the Fund’s net asset value as determined after the close of business on the repurchase pricing date. Under normal circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline. The Fund generally will pay repurchase proceeds by the third business day after the repurchase pricing date, although payment for Shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

The Fund will impose an early withdrawal charge payable to Invesco Distributors on most Class B Shares accepted for repurchase that have been held for less than five years and on most Class C Shares accepted for repurchase that have been held for less than one year. There is generally no early withdrawal charge on Class A Shares, although the Fund in certain circumstances may impose an early withdrawal charge on Class A Shares accepted for repurchase by the Fund which have been held for less than eighteen months. See “Purchase of Shares — Class A Shares.” There are no early withdrawal charges on Class Y Shares, Class IB Shares or Class IC Shares. The Fund may borrow to, among other things, finance repurchases of Shares. Borrowings entail additional risks.

Investment Adviser
Invesco Advisers, Inc. is the Fund’s investment adviser. See “Management of the Fund.”

Administrator
Invesco Advisers, Inc., the Fund’s investment adviser, also serves as the Fund’s administrator (in such capacity, the “Administrator”). See “Management of the Fund.”

Fees and Expenses
The Fund will pay the Adviser a fee based upon the average daily net assets of the Fund. The Fund will pay the Administrator a fee based upon the average daily net assets of the Fund. See “Management of the Fund.”

Distribution Plan and Service Plan
The Fund has adopted a distribution plan (the “Distribution Plan”) with respect to each of its Class A Shares, Class B Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act, as if the Fund were an open-end investment company. The Fund also has adopted a service plan (the “Service Plan”) with respect to each of its Class A Shares, Class B Shares, Class C Shares and Class IC Shares. There is no

Distribution Plan or Service Plan for Class Y Shares or Class IB Shares and no Distribution Plan for Class IC Shares. Under the Distribution Plan and the Service Plan, the Fund pays distribution fees in connection with the sale and distribution of Class A Shares, Class B Shares and Class C Shares and service fees in connection with the provision of ongoing services to shareholders of Class A Shares, Class B Shares, Class C Shares and Class IC Shares and the maintenance of such shareholders’ accounts. See “Purchase of Shares — Distribution Plan and Service Plan.”

Distributions
The Fund plans to make monthly distributions of substantially all net investment income. Distributions cannot be assured, and the amount of each distribution is likely to vary. Net capital gain, if any, will be distributed at least annually. A convenient way for investors to accumulate additional Shares is by reinvesting dividends and capital gain dividends in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or capital gain dividend. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class B Shares, Class C Shares and Class Y Shares, the reinvestment plan is automatic. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and capital gain dividends will continue to apply until such shareholder changes his or her instruction.

Special Risk Considerations
No trading market for Shares. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. While there is no restriction on transferring the Shares, the Fund does not intend to list the Shares for trading on any national securities exchange. There is no secondary trading market for Shares. An investment in the Shares is illiquid. There is no guarantee that you will be able to sell all of the Shares that you desire to sell in any repurchase offer by the Fund.

Senior Loans. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund’s investments, and the Adviser relies primarily on its own evaluation of Borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities. The market could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. Although the Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in net asset value as a result of changes in interest rates, extraordinary and sudden changes in interest rates could nevertheless disrupt the market for Senior Loans and result in fluctuations in the Fund’s net asset value. However, many Senior Loans are of a large principal amount and are held by a large number of owners. In the Adviser’s opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund’s operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. Illiquid securities are also difficult to value. See “Investment Objective and Principal Investment Strategies.”

Selling Lenders and other persons positioned between the Fund and the Borrower will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries.

Borrower credit risk. Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan will result in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund’s net asset value. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates.

The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans issued in highly leveraged transactions. The Fund may even acquire and retain in its portfolio Senior Loans of Borrowers that have filed for bankruptcy protection. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. Nevertheless, even in the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower’s payment obligation or that the collateral can or will be liquidated. In the case of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior position. Uncollateralized Senior Loans involve a greater risk of loss.

Investment in non-U.S. issuers. The Fund may invest up to 20% of its total assets, measured at the time of investment, in Senior Loans to Borrowers that are organized or located in countries other than the United States, provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, different legal systems and laws relating to creditors’ rights, the potential inability to enforce legal judgments and the potential for political, social and economic adversity. Investments by the Fund in non-U.S. dollar denominated investments will be subject to currency risk. Currency risk is the risk that fluctuations in the exchange rates between the U.S. dollar and non-U.S. currencies may negatively affect an investment. The value of investments denominated in non-U.S. currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar, and a decline in applicable foreign exchange rates could reduce the value of such investments held by the Fund. The Fund also may hold non-U.S. dollar denominated Senior Loans or other securities received as part of a reorganization or restructuring.

Participations. The Fund may purchase participations in Senior Loans. Under a participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by assignment. In a participation, the Fund typically has a contractual relationship with the Lender selling the participation, but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender’s interest in the Senior Loan. Certain participations in Senior Loans are illiquid, meaning the Fund may not be able to sell them quickly at a fair price. Illiquid securities are also difficult to value. The Fund presently does not intend to invest more than 5% of its net assets in participations in Senior Loans.

Repurchase offer risks. If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and its expense ratios may increase, and the Fund’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell, and the Fund may be forced to dispose of Fund assets that may have declined in value. The Fund may borrow money to, among other things, finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings to finance repurchases of Shares will reduce the amount of net income available for payment to shareholders and may increase volatility of the net asset value of the Common Shares. See also the next section below on “Financial Leverage” and the section of the Prospectus entitled “Repurchase of Shares.”

Financial leverage. There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the Common Shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the Common Shareholders. The Fund’s use of leverage also may impair the ability of the Fund to maintain its qualification for federal income taxes as a regulated investment company.

As long as the Fund is able to invest the proceeds of any financial leverage in senior loans or other investments that provide a higher net return than the then cost of such financial leverage (i.e., the current interest rate on any borrowing or dividend rate of any preferred shares after taking into account the expenses of any borrowing or preferred shares offering) and the Fund’s operating expenses, the effect of leverage will be to cause the Common Shareholders to realize a higher current rate of return than if the Fund were not leveraged. However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses (which the Adviser believes to be an unlikely scenario), the Common Shareholders would have a lower rate of return than if the Fund had an unleveraged capital structure.

During any annual period when the Fund has a net payable on the interest due on borrowings or the dividends due on any outstanding preferred shares, the failure to pay on such amounts would preclude the Fund from paying dividends on the Common Shares. The rights of lenders to the Fund to receive interest on and repayment of principal on any borrowings will be senior to those of the holders of the Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Common Shares in certain circumstances, and may require the Fund to pledge assets to secure such borrowings. Further, the terms of such borrowings may, and the 1940 Act does (in certain circumstances), grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In addition, under the 1940 Act, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration and after deducting the amount of such dividend or distribution, the Fund is in compliance with the asset coverage requirements of the 1940 Act. Such prohibition on the payment of dividends or distributions might impair the ability of the Fund to maintain its qualification, for federal income tax purposes, as a regulated investment company. The Fund intends, however, to the extent possible, to repay borrowings or redeem any outstanding preferred securities from time to time if necessary, which may involve the payment by the Fund of a premium and the sale by the Fund of portfolio securities at a time when it may be disadvantageous to do so, to maintain compliance with such asset coverage requirements.

If there are preferred shares issued and outstanding, holders of the preferred shares will elect two Trustees. In addition, the terms of any preferred shares or borrowing may entitle holders of the preferred shares or lenders, as the case may be, to elect a majority of the Board of Trustees in certain other circumstances.

Certain investment practices. The Fund may use various investment practices that involve special risks, including engaging in interest rate and other hedging and risk management transactions. See “Investment Practices and Special Risks.”

Anti-takeover provisions. The Fund’s Declaration of Trust includes provisions that could limit the ability of other persons to acquire control of the Fund or to change the composition of its Board of Trustees. See “Description of Shares — Anti-Takeover Provisions in the Declaration of Trust.”

Investor Profile
In light of the Fund’s investment objective and principal investment strategies, the Fund may be appropriate for investors who:

•	seek high current income

•	wish to add to their investment portfolio a fund that invests primarily in adjustable rate senior loans

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or depository institution. Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. Shares involve investment risks, including the possible loss of your investment.

An investment in the Fund may not be appropriate for all investors. The Fund is not intended to be a complete investment program, and investors should consider their long-term investment goals and financial needs when making an investment decision about the Fund. An investment in the Fund is intended to be a long-term investment, and the Fund should not be used as a trading vehicle.

Financial Highlights

The following schedules present financial highlights for one Share of the respective class of the Fund outstanding for the periods indicated. The ratio of expenses to average net assets listed in the tables below for each class of shares of the Fund are based on the average net assets of the Fund for each of the periods listed in the tables. To the extent that the Fund’s average net assets decrease over the Fund’s next fiscal year, such expenses can be expected to increase because certain fixed costs will be spread over a smaller amount of assets. Class Y Shares have not yet commenced operations as of the date of this prospectus. The information for the fiscal years ended prior to June 1, 2010 has been [          ] by the Fund’s former independent registered public accounting firm. The information for the fiscal years ended after June 1, 2010 has been [          ] by          an independent registered public accounting firm, whose report, along with the Fund’s most recent financial statements, may be obtained from our web site at www.invesco.com/us or by calling the telephone number on the last page of this Prospectus. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

The information for the six-month period ended August 31, 2013, has not been [          ] by        .

						Seven-Months
	Period Ended	Year Ended		Year Ended		Ended
	August 31,	February 28,		February 29,		February 28,		Years Ended July 31,
Class A	2013	2013		2012		2011		2010	2009		2008

Net asset value, beginning of period		$6.58		$6.73		$6.29		$5.60	$7.48		$8.65

Net investment income (a)		0.40		0.33		0.18		0.28	0.40		0.61
Net gains (losses) on securities (both realized and unrealized)		0.34		(0.15)		0.44		0.76	(1.86)		(1.17)

Total from investment operations		0.74		0.18		0.62		1.04	(1.46)		(0.56)
Less:
Dividends from net investment income		(0.43)		(0.33)		(0.18)		(0.31)	(0.42)		(0.61)
Return of capital		—		—		—		(0.04)	—		—
Total distributions		(0.43)		(0.33)		(0.18)		(0.35)	(0.42)		(0.61)

Net asset value, end of period		$6.89		$6.58		$6.73		$6.29	$5.60		$7.48

Total return at net asset value		11.56%	(b)(c)	2.80%	(b)(c)	9.97%	(b)(c)	18.78% (b)	(18.60	)%(d)	(6.70	)%(d)
Net assets, end of period (000’s omitted)		$123,447		$122,252		$173,137		$188,589	$166,448		$281,436
Portfolio turnover rate (e)		101%		87%		44%		55%	33%		35%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements		1.71%	(c)(f)	1.74%	(c)	1.71%	(c)(g)	1.89%	2.34%		2.51%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees		1.40%	(c)(f)	1.47%	(c)	1.37%	(c)(g)	1.57%	1.86%		1.44%
Without fee waivers and/or expense reimbursements		1.94%	(c)(f)	1.99%	(c)	1.96%	(c)(g)	2.14%	2.59%		2.76%
Ratio of net investment income with fee waivers and/or expense reimbursements		5.98%	(c)(f)	5.10%	(c)	4.86%	(c)(g)	4.53%	7.57%		7.55%

Senior indebtedness:
Total borrowings (000’s omitted)		$211,000		$228,000		$178,000		$198,000	$132,000		$458,000
Asset coverage per $1,000 unit of senior indebtedness (h)		$6,827		$6,732		$6,673		$6,239	$8,538		$4,538

(a)	Calculated using average shares outstanding.
(b)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.
(c)	The total return, ratio of expenses to average net assets and ratio of net investment income (loss) to average net assets reflect actual 12b-1 fees of 0.04%, 0.00% and 0.00% for the years ended February 28, 2013 and February 29, 2012 and the seven months ended February 28, 2011, respectively.
(d)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum sales charge of 3.25% or early withdrawal charge. On purchases of $1 million or more, an early withdrawal charge of 1% may be imposed on certain repurchases by the Fund made within eighteen months of purchase. If the sales charges were included, total returns would be lower. These returns include combined distribution and service fees of up to 0.25% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchases by the Fund of Fund shares.
(e)	Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.
(f)	Ratios are annualized and based on average daily net assets (000’s omitted) of $117,813.
(g)	Annualized.
(h)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

						Seven-Months
	Period Ended	Year Ended		Year Ended		Ended
	August 31,	February 28,		February 29,		February 28,		Years Ended July 31,
Class B	2013	2013		2012		2011		2010	2009		2008

Net asset value, beginning of period		$6.58		$6.73		$6.29		$5.60	$7.48		$8.65

Net investment income (a)		0.39		0.28		0.15		0.23	0.36		0.55
Net gains (losses) on securities (both realized and unrealized)		0.34		(0.15)		0.44		0.77	(1.86)		(1.17)

Total from investment operations		0.73		0.13		0.59		1.00	(1.50)		(0.62)
Less:
Dividends from net investment income		(0.40)		(0.28)		(0.15)		(0.28)	(0.38)		(0.55)
Return of capital		—		—		(0.03)		—	—
Total distributions		(0.40)		(0.28)		(0.15)		(0.31)	(0.38)		(0.55)

Net asset value, end of period		$6.91		$6.58		$6.73		$6.29	$5.60		$7.48

Total return at net asset value		11.38%	(b)(c)	2.03%	(b)(c)	9.50%	(b)(c)	17.90% (b)	(19.24	)%(d)	(7.43	)%(d)
Net assets, end of period (000’s omitted)		$12,888		$14,948		$19,455		$17,902	$16,974		$29,589
Portfolio turnover rate (e)		101%		87%		44%		55%	33%		35%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements		1.84%	(c)(f)	2.49%	(c)	2.46%	(c)(g)	2.64%	3.11%		3.24%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees		1.53%	(c)(f)	2.22%	(c)	2.12%	(c)(g)	2.32%	2.63%		2.20%
Without fee waivers and/or expense reimbursements		2.07%	(c)(f)	2.74%	(c)	2.71%	(c)(g)	2.89%	3.36%		3.49%
Ratio of net investment income with fee waivers and/or expense reimbursements		5.85%	(c)(f)	4.35%	(c)	4.10%	(c)(g)	3.79%	6.85%		6.76%

Senior indebtedness:
Total borrowing outstanding (000’s omitted)		$211,000		$228,000		$178,000		$198,000	$132,000		$458,000
Asset coverage per $1,000 unit of senior indebtedness (h)		$6,827		$6,732		$6,673		$6,239	$8,538		$4,538

(a)	Calculated using average shares outstanding.
(b)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.
(c)	The total return, ratio of expenses to average net assets and ratio of net investment income (loss) to average net assets reflect actual 12b-1 fees of 0.17%, 0.75% and 0.75% for the years ended February 28, 2013 and February 29, 2012 and the seven months ended February 28, 2011, respectively.
(d)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum early withdrawal charge of 3%, charged on certain repurchases by the Fund made within one year of purchase and declining to 0% after the fifth year. If the sales charge was included, total returns would be lower. These returns include combined distribution and service fees of up to 1% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchases by the Fund of Fund shares.
(e)	Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.
(f)	Ratios are annualized and based on average daily net assets (000’s omitted) of $13,880.
(g)	Annualized.
(h)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

						Seven-Months
	Period Ended	Year Ended		Year Ended		Ended
	August 31,	February 28,		February 29,		February 28,		Years Ended July 31,
Class C	2013	2013		2012		2011		2010	2009		2008

Net asset value, beginning of period		$6.58		$6.73		$6.29		$5.60	$7.48		$8.65

Net investment income (a)		0.35		0.28		0.15		0.23	0.36		0.55
Net gains (losses) on securities (both realized and unrealized)		0.33		(0.15)		0.44		0.77	(1.86)		(1.17)

Total from investment operations		0.68		0.13		0.59		1.00	(1.50)		(0.62)
Less:
Dividends from net investment income		(0.37)		(0.28)		(0.15)		(0.28)	(0.38)		(0.55)
Return of capital		—		—		—		(0.03)	—		—
Total distributions		(0.37)		(0.28)		(0.15)		(0.31)	(0.38)		(0.55)

Net asset value, end of period		$6.89		$6.58		$6.73		$6.29	$5.60		$7.48

Total return at net asset value		10.67%	(b)(c)	2.03%	(b)(c)	9.50%	(b)(c)	17.90% (b)	(19.24	)%(d)	(7.43	)%(d)
Net assets, end of period (000’s omitted)		$142,143		$147,551		$195,963		$207,828	$196,591		$338,551
Portfolio turnover rate (e)		101%		87%		44%		55%	33%		35%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements		2.46%	(c)(f)	2.49%	(c)	2.46%	(c)(g)	2.64%	3.10%		3.26%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees		2.15%	(c)(f)	2.22%	(c)	2.12%	(c)(g)	2.32%	2.62%		2.20%
Without fee waivers and/or expense reimbursements		2.69%	(c)(f)	2.74%	(c)	2.71%	(c)(g)	2.89%	3.35%		3.51%
Ratio of net investment income with fee waivers and/or expense reimbursements		5.23%	(c)(f)	4.35%	(c)	4.11%	(c)(g)	3.79%	6.83%		6.79%

Senior indebtedness:
Total borrowing outstanding (000’s omitted)		$211,000		$228,000		$178,000		$198,000	$132,000		$458,000
Asset coverage per $1,000 unit of senior indebtedness (h)		$6,827		$6,732		$6,673		$6,239	$8,538		$4,538

(a)	Calculated using average shares outstanding.
(b)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.
(c)	The total return, ratio of expenses to average net assets and ratio of net investment income (loss) to average net assets reflect actual 12b-1 fees of 0.79%, 0.75% and 0.75% for the years ended February 28, 2013 and February 29, 2012 and the seven months ended February 28, 2011, respectively.
(d)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum early withdrawal charge of 1%, charged on certain repurchases by the Fund made within one year of purchase. If the sales charge was included, total returns would be lower. These returns include combined distribution and service fees of up to 1% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchases by the Fund of Fund shares.
(e)	Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.
(f)	Ratios are annualized and based on average daily net assets (000’s omitted) of $144,272.
(g)	Annualized.
(h)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

					Seven-Months
	Period Ended	Year Ended		Year Ended	Ended
	August 31,	February 28,		February 29,	February 28,		Years Ended July 31,
Class IB	2013	2013		2012	2011		2010	2009		2008

Net asset value, beginning of period		$6.58		$6.73	$6.29		$5.60	$7.49		$8.66

Net investment income (a)		0.40		0.33	0.18		0.28	0.40		0.61
Net gains (losses) on securities (both realized and unrealized)		0.34		(0.15)	0.44		0.76	(1.87)		(1.17)

Total from investment operations		0.74		0.18	0.62		1.04	(1.47)		(0.56)
Less:
Dividends from net investment income		(0.43)		(0.33)	(0.18)		(0.31)	(0.42)		(0.61)
Return of capital		—		—	—		(0.04)	—		—
Total distributions		(0.43)		(0.33)	(0.18)		(0.35)	(0.42)		(0.61)

Net asset value, end of period		$6.89		$6.58	$6.73		$6.29	$5.60		$7.49

Total return at net asset value		11.59%	(b)	2.80% (b)	9.97%	(b)	18.77% (b)	(18.56	)%(c)	(6.69	)%(c)
Net assets, end of period (000’s omitted)		$877,598		$943,491	$526,800		$527,108	$520,252		$815,141
Portfolio turnover rate (d)		101%		87%	44%		55%	33%		35%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements		1.67%	(e)	1.74%	1.71%	(f)	1.89%	2.34%		2.49%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees		1.36%	(e)	1.47%	1.37%	(f)	1.57%	1.88%		1.45%
Without fee waivers and/or expense reimbursements		1.69%	(e)	—	—		—	—		—
Ratio of net investment income with fee waivers and/or expense reimbursements		6.02%	(e)	5.10%	4.85%	(f)	4.54%	7.60%		7.51%

Senior indebtedness:
Total borrowing outstanding (000’s omitted)		$211,000		$228,000	$178,000		$198,000	$132,000		$458,000
Asset coverage per $1,000 unit of senior indebtedness (g)		$6,827		$6,732	$6,673		$6,239	$8,538		$4,538

(a)	Calculated using average shares outstanding.
(b)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.
(c)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum early withdrawal charge of 3%, charged on certain repurchases by the Fund made within one year of purchase and declining to 0% after the fifth year. If the sales charge was included, total returns would be lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchases by the Fund of Fund shares.
(d)	Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.
(e)	Ratios are annualized and based on average daily net assets (000’s omitted) of $908,637.
(f)	Annualized.
(g)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

						Seven-Months
	Period Ended	Year Ended		Year Ended		Ended
	August 31,	February 28,		February 29,		February 28,		Years Ended July 31,
Class IC	2013	2013		2012		2011		2010	2009		2008

Net asset value, beginning of period		$6.58		$6.73		$6.29		$5.60	$7.49		$8.66

Net investment income (a)		0.40		0.33		0.18		0.28	0.40		0.61
Net gains (losses) on securities (both realized and unrealized)		0.34		(0.15)		0.44		0.76	(1.87)		(1.17)

Total from investment operations		0.74		0.18		0.62		1.04	(1.47)		(0.56)
Less:
Dividends from net investment income		(0.43)		(0.33)		(0.18)		(0.31)	(0.42)		(0.61)
Return of capital		—		—		—		(0.04)	—		—
Total distributions		(0.43)		(0.33)		(0.18)		(0.35)	(0.42)		(0.61)

Net asset value, end of period		$6.89		$6.58		$6.73		$6.29	$5.60		$7.49

Total return at net asset value		11.57%	(b)(c)	2.80%	(b)(c)	9.97%	(b)(c)	18.77% (b)	(18.71	)%(d)	(6.69	)%(d)
Net assets, end of period (000’s omitted)		$73,356		$78,600		$94,440		$95,928	$94,721		$155,865
Portfolio turnover rate (e)		101%		87%		44%		55%	33%		35%

Ratios/supplemental data based on average net assets:
Ratio of expenses:
With fee waivers and/or expense reimbursements		1.69%	(c)(f)	1.74%	(c)	1.71%	(c)(g)	1.89%	2.35%		2.49%
With fee waivers and/or expense reimbursements excluding interest, facilities and maintenance fees		1.38%	(c)(f)	1.47%	(c)	1.37%	(c)(g)	1.57%	1.88%		1.45%
Without fee waivers and/or expense reimbursements		1.84%	(c)(f)	1.89%	(c)	1.86%	(c)(g)	2.04%	2.50%		2.64%
Ratio of net investment income with fee waivers and/or expense reimbursements		6.00%	(c)(f)	5.10%	(c)	4.85%	(c)(g)	4.54%	7.60%		7.52%

Senior indebtedness:
Total borrowing outstanding (000’s omitted)		$211,000		$228,000		$178,000		$198,000	$132,000		$458,000
Asset coverage per $1,000 unit of senior indebtedness (h)		$6,827		$6,732		$6,673		$6,239	$8,538		$4,538

(a)	Calculated using average shares outstanding.
(b)	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions. Does not include sales charges and is not annualized for periods less than one year, if applicable.
(c)	The total return, ratio of expenses to average net assets and ratio of net investment income (loss) to average net assets reflect actual Service Plan fees of 0.02%, 0.00% and 0.00% for the years ended February 28, 2013 and February 29, 2012 and the seven months ended February 28, 2011, respectively.
(d)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum early withdrawal charge of 1%, charged on certain repurchases by the Fund made within one year of purchase. If the sales charge was included, total returns would be lower. These returns include combined service fees of up to 0.15% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchases by the Fund of Fund shares.
(e)	Portfolio turnover is calculated at the fund level and is not annualized for periods less than one year, if applicable. Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests. For the period ended February 29, 2012, the portfolio turnover calculation excludes the value of securities purchased of $614,414,753 and sold of $43,505,288 in the effort to realign the Fund’s portfolio holdings after the reorganization of Invesco Prime Income Trust into the Fund.
(f)	Ratios are annualized and based on average daily net assets (000’s omitted) of $76,296.
(g)	Annualized.
(h)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

The Fund

The Fund is a diversified, closed-end management investment company. It was organized as a Massachusetts business trust on July 14, 1989, and was redomesticated as a Delaware Statutory Trust on October 15, 2012. Prior to December 2012, the Fund’s name was Invesco Van Kampen Senior Loan Fund. Prior to June 2010, the Fund’s name was Van Kampen Senior Loan Fund. The Fund completed an initial public offering of its Shares and commenced investment operations in October 1989. Since November 1989, the Fund has continuously offered its Shares through an affiliated distributor, which is currently Invesco Distributors, as principal underwriter. In June 2003, the Fund completed a transaction in which it redesignated its Shares issued before June 13, 2003 as Class B Shares and issued new Class C Shares to the shareholders of Van Kampen Senior Floating Rate Fund in exchange for the assets and liabilities of that fund. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares (the new Class B Shares and new Class C Shares have different fees, expenses and characteristics than the original Class B Shares and Class C Shares). On November 5, 2013, the Fund commenced offering Class Y Shares. The Fund now continuously offers three classes of Shares — Class A Shares, Class C Shares and Class Y Shares. Class B Shares, Class IB Shares and Class IC Shares are not continuously offered. The only new Class B Shares, Class IB Shares and Class IC Shares to be issued are those Class B Shares, Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestment. Class B Shares of the Fund may also be issued in connection with an exchange from Class B Shares of other Invesco funds. The net proceeds from the sale of the Shares will be invested in accordance with the Fund’s investment objective, investment strategies and policies or used for other operating purposes contemplated by this Prospectus. The Fund expects that it ordinarily will be able to invest the net proceeds from the sale of Shares within approximately 30 days of receipt. The Fund’s principal office is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309 and its telephone number is (800) 959-4246.

Investment Objective
and Principal
Investment Strategies

Investment Objective
The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. An investment in the Fund may not be appropriate for all investors and should not be considered a complete investment program. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See “Risks.”

Principal Investment Strategies
Under normal market conditions, the Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans. The Fund’s policy in the foregoing sentence may be changed by the Fund’s Board of Trustees without shareholder approval, but no change is anticipated; if the Fund’s policy in the foregoing sentence changes, the Fund will notify shareholders in writing at least 60 days prior to implementation of the change and shareholders should consider whether the Fund remains an appropriate investment in light of the changes. Because Senior Loans have very large minimum investments, the Fund provides investors access to a market that normally is limited to institutional investors.

Description of Senior Loans
Interest rates and maturity. Interest rates on Senior Loans adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is the London Inter-Bank Offered Rate (“LIBOR”), the prime rate offered by one or more major United States banks (the “Prime Rate”) or the certificate of deposit rate (the “CD Rate”) or other base lending rates used by commercial lenders. LIBOR, as provided for in Loan Agreements, usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits. The Adviser believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to the most creditworthy borrowers, although it may not be the bank’s lowest available rate. The CD Rate, as provided for in Loan Agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

Interest rates on Senior Loans may adjust over different time periods, including daily, monthly, quarterly, semiannually or annually. The Fund will not invest more than 5% of its total assets in Senior Loans with interest rates that adjust less often than semiannually. The Fund may use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of Senior Loans. If the Fund does so, it considers the shortened period to be the adjustment period of the Senior Loan. The Fund’s portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. As short-term interest rates rise, interest payable to the Fund should increase. As short-term interest rates decline, interest payable to the Fund should decrease. The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund’s portfolio of Senior Loans.

When interest rates rise, the values of fixed income securities generally decline. When interest rates fall, the values of fixed income securities generally increase. The Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in the Fund’s net asset value caused by changes in interest rates. The Fund expects the values of its Senior Loan investments to fluctuate less than the values of fixed rate, longer-term income securities in response to the changes in interest rates. Changes in interest rates can, however, cause some fluctuation in the Fund’s net asset value.

The Fund expects that its Senior Loans will have stated maturities ranging from three to ten years, although the Fund has no policy limiting the maturity of Senior Loans that it purchases. Senior Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of Senior Loans may be considerably less than their stated maturity. The Fund estimates that the actual maturity of the Senior Loans in its portfolio will be approximately 18-24 months. Because the interest rates on Senior Loans adjust periodically, the Fund and the Adviser believe that reinvestment by the Fund in Senior Loans after prepayment should not result in a significant reduction in interest payable to the Fund. Fees received by the Fund may even enhance the Fund’s income. See “The Senior Loan Process” below.

Protective provisions of Senior Loans. Senior Loans have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Senior Loans a priority claim on some or all of the Borrower’s assets in the event of default. Most of the Fund’s Senior Loan investments will be secured by specific assets of the Borrower. These Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, such as trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries and affiliates. Collateral may also include guarantees or other credit support by affiliates of the Borrower. In some cases, a collateralized Senior Loan may be secured only by stock of the Borrower or its subsidiaries. The Loan Agreement may or may not require the Borrower to pledge additional collateral to secure the Senior Loan if the value of the initial collateral declines. In certain circumstances, the Loan Agreement may authorize the Agent to liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. The Fund may invest up to 20% of its total assets in Senior Loans that are not secured by specific collateral. Such unsecured Senior Loans involve a greater risk of loss.

Senior Loans also have contractual terms designed to protect Lenders. Loan Agreements often include restrictive covenants that limit the activities of the Borrower. These covenants may include mandatory prepayment out of excess cash flows, restrictions on dividend payments, the maintenance of minimum financial ratios, limits on indebtedness and other financial tests. Breach of these covenants generally is an event of default and, if not waived by the Lenders, may give Lenders the right to accelerate principal and interest payments.

Borrowers. Borrowers operate in a variety of industries and geographic regions. In addition, the Fund will not invest 25% or more of its total assets in Borrowers that conduct their principal businesses in the same industry. Most Senior Loans are made to U.S. Borrowers. The Fund may, however, invest up to 20% of its total assets, measured at the time of investment, in Senior Loans made to non-U.S. Borrowers provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated. Investing in Senior Loans of non-U.S. Borrowers involves special risks. The Fund also may hold non-U.S. dollar denominated Senior Loans or other securities received as part of a reorganization or restructuring. See “Risks — Investment in non-U.S. issuers.”

The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt, preferred stock and common stock. Senior Loans typically have the most senior claim on a Borrower’s assets while common stock has the most junior claim. The proceeds of Senior Loans that the Fund will purchase typically will be used by Borrowers to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

The Fund may purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. Because of the protective features of Senior Loans, the Fund and the Adviser believe that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities. Investing in Senior Loans does, however, involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and analyses and monitoring of Borrowers.

The Fund generally invests in a Senior Loan if, in the Adviser’s judgment, the Borrower can meet its payment obligations and the Senior Loan meets the credit standards established by the Adviser. The Adviser performs its own independent credit analysis on each Borrower and on the collateral securing each Senior Loan. The Adviser considers the nature of the industry in which the Borrower operates, the nature of the Borrower’s assets and the general quality and creditworthiness of the Borrower.

The Adviser constructs the Fund’s investment portfolio using a process that focuses on obtaining access to the widest possible range of potential investments available in the market, legal review of the documents for loans and on-going credit analysis of the Borrowers. In constructing the portfolio, the Adviser analyzes each Borrower to determine its earnings potential and other factors indicating the sustainability of earnings growth.

The Adviser will consider selling a Senior Loan if, among other things, (1) unfavorable industry trends, poor performance, or a lack of access to capital cause the Borrower to fail to meet its planned objectives; or (2) more attractive investment opportunities are found. There can be no assurance that the Adviser’s analysis will disclose all factors that may impair the value of a Senior Loan. You should expect the Fund’s net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of a Borrower could cause a permanent decrease in the Fund’s net asset value. See “Risks — Borrower credit risk.”

There is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund’s investments. Although a Senior Loan may not be rated by any rating agency at the time the Fund purchases the Senior Loan, rating agencies have become more active in rating Senior Loans, and at any given time a substantial portion of the Senior Loans in the Fund’s portfolio may be rated. There is no limit on the percentage of the Fund’s assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality. The lack of a rating does not necessarily imply that a Senior Loan is of lesser investment quality; notwithstanding, such unrated securities may be of any credit quality, and may be below investment grade quality.

The following table sets forth the percentage of the Fund’s Senior Loan obligations invested in rated and unrated obligations (using the higher of Standard & Poor’s or Moody’s Investors Service, Inc. rating categories), based on valuations as of February 28, 2013:

Rated Obligations

BBB/Baa:	0.62%

BB/Ba:	33.70%

B/B:	49.60%

CCC/Caa:	7.14%

CC/Ca:	0.30%

Unrated Obligations	8.63%

The Senior Loan Process
Senior Loans generally are negotiated between a Borrower and several Lenders represented by one or more Lenders acting as Agent of all the Lenders. The Agent is responsible for negotiating the Loan Agreement that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

The Agent generally is required to administer and manage the Senior Loan on behalf of other Lenders. When evaluating Senior Loans, the Adviser may consider, and may rely in part on, analysis performed by the Agent and other Lenders. This analysis may include an evaluation of the value and sufficiency of any collateral securing Senior Loans. As to collateralized Senior Loans, the Agent usually is required to monitor the collateral. The Agent may rely on independent appraisals of specific collateral. The Agent need not, however, obtain an independent appraisal of assets pledged as collateral in all cases. The Agent generally is also responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing a Senior Loan.

The Fund normally relies on the Agent to collect principal of and interest on a Senior Loan. Furthermore, the Fund also relies in part on the Agent to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and to notify the Fund (or the Lender from whom the Fund has purchased a participation) of any adverse change in the Borrower’s financial condition. The Fund will not purchase interests in Senior Loans unless the Agent, Lender and any other person positioned between the Fund and the Borrower has entered into an agreement that provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Insolvency of the Agent or other persons positioned between the Fund and the Borrower could result in losses for the Fund. See “Risks — Senior Loans.”

The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers include three primary types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to Lenders when a Senior Loan is originated. Commitment fees are paid to Lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Lenders may receive prepayment penalties when a Borrower prepays a Senior Loan. The Fund receives these fees directly from the Borrower if the Fund is an Original Lender (as defined below) or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment (as defined below). Whether the Fund receives a facility fee in the case of an Assignment, or any fees in the case of a Participation (as defined below), depends on negotiations between the Fund and the Lender selling such interests. When the Fund buys an Assignment, it may be required to pay a fee to the Lender selling the Assignment, or to forgo a portion of interest and fees payable to the Fund. Occasionally, the assignor pays a fee to the assignee. A person selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. The Fund may be required to pass along to a person that buys a Senior Loan from the Fund a portion of any fees to which the Fund is entitled.

The Fund may have obligations under a Loan Agreement, including the obligation to make additional loans in certain circumstances. The Fund intends to reserve against such contingent obligations by segregating cash, liquid securities and liquid Senior Loans as a reserve. The Fund will not purchase a Senior Loan that would require the Fund to make additional loans if, as a result of such purchase, all of the Fund’s additional loan commitments in the aggregate would exceed 20% of the Fund’s total assets or would cause the Fund to fail to meet the asset composition requirements set forth under the heading “Investment Restrictions” in the Statement of Additional Information.

Types of Senior Loan Investments
The Fund may act as one of a group of Lenders originating a Senior Loan (an “Original Lender”), may purchase assignments or novations (“Assignments”) of portions of Senior Loans from third parties and may invest in participations (“Participations”) in Senior Loans. Senior Loans also include certain senior debt obligations that are in the form of notes rather than Loan Agreements and certain structured products with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such products. All of these interests in Senior Loans are sometimes referred to simply as Senior Loans.

Original Lender. When the Fund acts as an Original Lender, it may participate in structuring the Senior Loan. When the Fund is an Original Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders also have full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount of interest on or principal of a Senior Loan, releasing collateral, changing the maturity of a Senior Loan or a change in control of the Borrower, frequently require the unanimous vote or consent of all Lenders affected. The Fund will never act as the Agent or principal negotiator or administrator of a Senior Loan.

Assignments. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement. Assignments may, however, be arranged through private negotiations, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

Participations. The Fund presently does not intend to invest more than 5% of its net assets in Participations in Senior Loans. When the Fund purchases a Participation in a Senior Loan, the Fund will usually have a contractual relationship only with the Lender selling the Participation and not with the Borrower. The Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of such payments from the Borrower. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender.

The Fund has taken the following measures in an effort to minimize these risks. The Fund will only acquire Participations if the Lender selling the Participation and any other persons positioned between the Fund and the Lender (i) has, at the time of investment, outstanding debt or deposit obligations rated investment grade by a rating agency or that are determined by the Adviser to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.

The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a Participation in a Senior Loan, it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund. The Fund may not benefit directly from the collateral supporting a Senior Loan in which it has purchased the Participation, although Lenders that sell Participations generally are required to distribute liquidation proceeds received by them pro rata among the holders of such Participations.

Senior debt securities. The Fund may invest up to 5% of its total assets in certain senior debt securities that are in the form of notes rather than Loan Agreements. The Fund will only purchase senior debt securities if (i) the senior debt securities represent the only form of senior debt financing of the Borrower or (ii) the senior debt securities are pari passu with other Senior Loans in the capital structure of a Borrower with respect to collateral. There may be no person performing the role of the Agent for senior debt securities and, as a result, the Fund may be more dependent on the ability of the Adviser to monitor and administer these Senior Loans. Senior debt securities will be treated as Senior Loans for purposes of the Fund’s policy of normally investing at least 80% of its net assets in Senior Loans.

Structured products. The Fund also may invest up to 10% of its total assets in structured notes, credit-linked notes (“CLN”) and credit default swaps (“CDS”) to enhance the yield on its portfolio or to increase income available for distributions or for other non-hedging purposes; and other types of structured investments (referred to collectively as “structured products”). A structured note is a derivative security that has one or more special features, such as an interest rate based on a spread over an index or a benchmark interest rate, or other reference indicator, that may or may not correlate to the total rate of return on one or more underlying investments (such as Senior Loan interests) referenced in such notes. A CLN is a derivative instrument that is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a “reference obligation”). A CDS is an agreement between two parties to exchange the credit risk of a particular issuer or reference entity. In a CDS transaction, a buyer pays periodic fees in return for a payment by the seller which is contingent upon an adverse credit event occurring in the underlying issuer or reference entity. The seller collects periodic fees from the buyer and profits if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the seller in a CDS contract would be required to pay an agreed upon amount to the buyer in the event of an adverse credit event in the reference entity. A buyer of a CDS is said to buy protection whereas a seller of a CDS is said to sell protection. When the Fund buys a CDS, it is utilizing the swap for hedging purposes similar to other hedging strategies described herein, see also “Investment Practices and Special Risks — Interest Rate and Other Hedging Strategies.” When the Fund sells a CDS, it is utilizing the swap to enhance the yield on its portfolio to increase income available for distribution or for other non-hedging purposes. Generally, investments in structured products are interests in entities organized and operated for the purpose of restructuring the investment characteristics of underlying investment interests or securities. This type of restructuring generally involves the deposit with or purchase by an entity of the underlying investments (such as Senior Loan interests) and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments. The cash flow or rate of return on the underlying investments may be apportioned among the newly issued securities to create different investment characteristics, such as varying maturities, credit quality, payment priorities and interest rate provisions. The cash flow or rate of return on a structured product may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss. As a result, a relatively small decline in the value of the underlying investments or referenced indicator could result in a relatively large loss in the value of a structured product. Holders of structured products bear risks of the underlying index or reference obligation and are subject to counterparty risk. Structured products where the rate of return is determined by reference to a Senior Loan will be treated as Senior Loans for purposes of the Fund’s policy of normally investing at least 80% of its net assets in Senior Loans.

The Fund may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the Borrower. The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a structured product derived from a Senior Loan, it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund.

Other Important Investment Policies
During normal market conditions, the Fund may invest up to 20% of its total assets in any combination of (1) warrants and equity securities, in each case the Fund must own or acquire a Senior Loan of the same issuer, (2) junior debt securities or securities with a lien on collateral lower than a senior claim on collateral (collectively, “junior debt securities”), (3) high quality short-term debt securities, (4) credit-linked deposits and (5) Treasury Inflation Protected Securities (“U.S. TIPS”) and other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities. The Fund also may convert a warrant into the underlying security. Although the Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the value being given by the Fund is substantially outweighed by the potential value of such interests, investment in warrants, equity securities and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans, including the potential for increasing fluctuations in the Fund’s net asset value. Any warrants, equity securities and junior debt securities held by the Fund will not be treated as Senior Loans and thus will not count toward the 80% of the Fund’s net assets that normally will be invested in Senior Loans.

High quality, short-term debt securities in which the Fund may invest include commercial paper rated at least in the top two rating categories, or unrated commercial paper considered by the Adviser to be of similar quality; interests in short-term loans of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such top two rating categories, or having no rating but determined by the Adviser to be of comparable quality; certificates of deposit and bankers’ acceptances; and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. These securities may pay interest at adjustable rates or at fixed rates. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities.

Credit-linked deposits are deposits by lenders, such as the Fund, to support the issuance of letters of credit to the Senior Loan borrower. The Fund receives from the bank issuing such letters of credit an agreed upon rate of return in exchange for its deposit. There are risks associated with credit-linked deposits, including the credit risk of the bank which maintains the deposit account as well as the credit risk of the borrower. The Fund bears the risk of possible loss of its principal investment, in addition to the periodic interest payments that are expected to be received for the duration of the Fund’s investment in the credit-linked deposit.

U.S. TIPS are fixed income securities issued by the U.S. Department of the Treasury, the principal amounts of which are adjusted daily based upon changes in the rate of inflation (currently represented by the non-seasonally adjusted Consumer Price Index for All Urban Consumers (the “CPI-U”)). The Fund may purchase U.S. TIPS or other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities of any maturity. U.S. TIPS pay interest on a periodic basis, equal to a fixed interest rate applied to the inflation-adjusted principal amount. The interest rate on these bonds is fixed at issuance, but over the life of the bond, this interest may be paid on an increasing or decreasing principal value that has been adjusted for inflation. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed even during a period of deflation. However, because the principal amount of U.S. TIPS would be adjusted downward during a period of deflation, the Fund will be subject to deflation risk with respect to its investments in these securities. In addition, the current market value of the bonds is not guaranteed, and will fluctuate. If the Fund purchases U.S. TIPS in the secondary market whose principal values have been adjusted upward due to inflation since issuance, the Fund may experience a loss if there is a subsequent period of deflation. If inflation is lower than expected during the period the Fund holds U.S. TIPS, the Fund may earn less on the security than on a conventional bond. The Fund may invest in inflation-indexed securities issued by the U.S. government, its agencies or instrumentalities with other structures or characteristics as such securities become available in the market.

Financial Leverage
The Fund may utilize financial leverage (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objective and primary investment strategy) to benefit the Fund’s Common Shares. Generally speaking, if the Fund can invest the proceeds from financial leverage (i.e., money from borrowings or issuing preferred shares) in portfolio securities that have higher rates of return than the costs of such financial leverage and other expenses of the Fund, then the holders of Common Shares would have a net benefit. The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the 1940 Act. The Adviser and the Fund’s Board of Trustees will regularly review the Fund’s use of financial leverage (i.e., the relative costs and benefits of leverage on the Fund’s Common Shares) and review the alternative means to leverage (i.e., the relative benefits and costs of borrowing versus issuing preferred shares).

Under the 1940 Act, a fund is not permitted to incur indebtedness unless immediately after such incurrence the fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of the indebtedness (i.e., such indebtedness may not exceed 33 1/3% of the fund’s total assets). Additionally, under the 1940 Act, a fund may not declare any dividend or other distribution upon any class of its capital shares, or purchase any such capital shares, unless the aggregate indebtedness of the fund has, at the time of the declaration of such dividend or distribution, or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution or purchase price, as the case may be. Under the 1940 Act, a fund is not permitted to issue preferred shares unless immediately after such issuance the net asset value of the fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s total assets). In addition, a fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such distribution, the net asset value of the fund’s portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of such liquidation value. If using a combination of borrowing and issuing preferred shares, the maximum allocable leverage is somewhere between 300% and 200% based on the relative amounts borrowed and preferred shares issued.

Effect of Leverage. The Fund has entered into a revolving credit and security agreement pursuant to which the lenders will provide the Fund with up to $475 million in advances, subject to a variable interest rate. Assuming an interest rate of 1.42% (which is the rate of the Fund’s outstanding borrowings as of February 28, 2013) and the use of leverage in an amount equal to 17% of the Fund’s total assets (as of February 28, 2013), the incremental income generated by the Fund’s portfolio (net of estimated expenses including expenses related to the use of leverage) must exceed approximately 0.20% to cover such interest expense. These numbers are merely estimates used for illustration. The amount of leverage used by the Fund as well as actual interest expenses on the Fund’s outstanding borrowings may vary and may be higher or lower than the above estimates.

The following table is designed to illustrate the effect on return to a holder of the Fund’s Common Shares of the leverage created by the Fund’s use of borrowing, using the average interest rate of 1.42%, (which is the rate of the Fund’s outstanding borrowings as of February 28, 2013 as noted above, however, the Fund’s outstanding borrowings are subject to a variable interest rate and may change up or down over time) assuming the Fund has used leverage by borrowing an amount equal to 17% of the Fund’s total assets (as of February 28, 2013) and assuming hypothetical annual returns (net of expenses) on the Fund’s portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to Common Shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed portfolio return, Net of expenses	(10)%	(5)%	0%	5%	10%

Corresponding return to common shareholders	(11.70)%	(5.98)%	(0.27)%	5.45%	11.17%

The purpose of the table is to assist investors in understanding the effects of financial leverage. The figures in the table are hypothetical and actual returns may be greater or lesser than those appearing in the table.

Risks

No trading market for Shares. The Fund is a closed-end investment company designed for long-term investors. The Fund does not intend to list the Shares for trading on any national securities exchange. While there is no restriction on transferring the Shares, there is not expected to be any secondary trading market in the Shares. The Shares are illiquid. There is no guarantee that you will be able to resell to the Fund all of the Shares that you desire to sell at any particular time in any repurchase offer by the Fund.

Senior Loans. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund’s investments, and the Adviser relies primarily on its own evaluation of Borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities. However, many Senior Loans are of a large principal amount and are held by a large number of owners. In the Adviser’s opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund’s operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Other than certain restrictions on the amount of illiquid securities during certain periods of a repurchase offer, the Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or that are subject to restrictions on resale. See “Repurchase of Shares — Repurchase Offers by the Fund — Impact of repurchase policies on the liquidity of the Fund.” The substantial portion of the Fund’s assets invested in Senior Loans may restrict the ability of the Fund to dispose of its investments in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Shares. The market for Senior Loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the Fund’s net asset value per Share. Illiquid securities are also difficult to value.

If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Senior Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to dispose of Senior Loans that are considered highly leveraged transactions or subject Senior Loans to increased regulatory scrutiny, financial institutions may determine to sell such Senior Loans. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a Senior Loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the Senior Loan may be adversely affected.

Selling Lenders and other persons positioned between the Fund and the Borrower will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee’s monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

Should an Agent or Lender positioned between the Fund and a Borrower become insolvent or enter FDIC receivership or bankruptcy, where the Fund is an Original Lender or has purchased an Assignment, any interest of such person in the Senior Loan and in any loan payment held by such person for the benefit of the Fund should not be included in the person’s estate. If, however, these items are included in their estate, the Fund would incur costs and delays in realizing payment and could suffer a loss of principal or interest.

Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to Lenders. Such court action could under certain circumstances include invalidation of Senior Loans.

Borrower credit risk. Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan results in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund’s net asset value. The risk of default increases in the event of an economic downturn or a substantial increase in interest rates. An increased risk of default could result in a decline in the value of Senior Loans and in the Fund’s net asset value.

The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Borrowers may have outstanding debt obligations that are rated below investment grade. More recently, rating agencies have begun rating Senior Loans, and Senior Loans in the Fund’s portfolio may themselves be rated below investment grade. The Fund may invest a substantial portion of its assets in Senior Loans of Borrowers that have outstanding debt obligations rated below investment grade or that are unrated but of comparable quality to such securities. Debt securities rated below investment grade are viewed by the rating agencies as speculative and are commonly known as “junk bonds.” Senior

Loans may not be rated at the time that the Fund purchases them. If a Senior Loan is rated at the time of purchase, the Adviser may consider the rating when evaluating the Senior Loan but, in any event, does not view ratings as a determinative factor in investment decisions. As a result, the Fund is more dependent on the Adviser’s credit analysis abilities. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. The values of Senior Loans of Borrowers that have filed for bankruptcy protection or that are experiencing payment difficulty could be affected by, among other things, the assessment of the likelihood that the Lenders ultimately will receive repayment of the principal amount of such Senior Loans, the likely duration, if any, of a lapse in the scheduled payment of interest and repayment of principal and prevailing interest rates. As of February 28, 2013, the Fund held in its portfolio 6 Senior Loans (the aggregate value of which represented approximately 0.22% of the value of the Fund’s net assets on such date) of Borrowers that were subject to protection under the federal bankruptcy laws. There is no assurance that the Fund will be able to recover any amount on Senior Loans of such Borrowers.

In the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower’s payment obligation or that the collateral can or will be liquidated. In the event of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior positions. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Senior Loans. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all of its value in the event of bankruptcy of the Borrower. Uncollateralized Senior Loans involve a greater risk of loss.

Investment in non-U.S. issuers. The Fund may invest up to 20% of its total assets, measured at the time of investment, in Senior Loans to Borrowers that are organized or located in countries other than the United States provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, different legal systems and laws relating to creditors’ rights, the potential inability to enforce legal judgments and the potential for political, social and economic adversity. Investments by the Fund in non-U.S. dollar denominated investments will be subject to currency risk. Currency risk is the risk that fluctuations in the exchange rates between the U.S. dollar and non-U.S. currencies may negatively affect an investment. The value of investments denominated in non-U.S. currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar, and a decline in applicable foreign exchange rates could reduce the value of such investments held by the Fund. The Fund also may hold non-U.S. dollar denominated Senior Loans or other securities received as part of a reorganization or restructuring.

Warrants, equity securities and junior debt securities. Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower’s assets as compared with Senior Loans. As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Fund’s net asset value.

Participations. The Fund may purchase Participations in Senior Loans. Under a Participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by Assignment. In a Participation, the Fund typically has a contractual relationship with the Lender selling the Participation but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the Participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the Participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender’s interest in the Senior Loan. Certain participations in Senior Loans are illiquid, meaning the Fund may not be able to sell them quickly at a fair price. Illiquid securities are also difficult to value. The Fund presently does not intend to invest more than 5% of its net assets in Participations in Senior Loans.

Repurchase offer risks. If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and expense ratios may increase and the Fund’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell and the Fund may be forced to sell Fund assets that may have declined in value. Such sales may affect the market for the assets being sold, which in turn, could diminish the value of an investment in the Fund. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares for repurchase by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing both the likelihood that proration will occur and the likelihood the Fund will repurchase more Shares than it is able to sell.

Financial leverage. The Fund is authorized to utilize financial leverage to the maximum extent allowable under the 1940 Act. There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the Common Shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the Common Shareholders. The Fund’s use of leverage also may impair the ability of the Fund to maintain its qualification for federal income taxes as a regulated investment company.

As long as the Fund is able to invest the proceeds of any financial leverage in senior loans or other investments that provide a higher net return than the then cost of such financial leverage (i.e., the current interest rate on any borrowing or dividend rate of any preferred shares after taking into account the expenses of any borrowing or preferred shares offering) and the Fund’s operating expenses, the effect of leverage will be to cause the Common Shareholders to realize a higher current rate of return than if the Fund were not leveraged. However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses (which the Adviser believes to be an unlikely scenario), the Common Shareholders would have a lower rate of return than if the Fund had an unleveraged capital structure.

During any annual period when the Fund has a net payable on the interest due on borrowings or the dividends due on any outstanding preferred shares, the failure to pay on such amounts would preclude the Fund from paying dividends on the Common Shares. The rights of lenders to the Fund to receive interest on and repayment of principal on any borrowings will be senior to those of the holders of the Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Common Shares in certain circumstances, and may require the Fund to pledge assets to secure such borrowing. Further, the terms of such borrowing may, and the 1940 Act does (in certain circumstances), grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In addition, under the 1940 Act, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration and after deducting the amount of such dividend or distribution, the Fund is in compliance with the asset coverage requirements of the 1940 Act. Such prohibition on the payment of dividends or distributions might impair the ability of the Fund to maintain its qualification, for federal income tax purposes, as a regulated investment company. The Fund intends, however, to the extent possible, to repay borrowings or redeem any outstanding preferred securities from time to time if necessary, which may involve the payment by the Fund of a premium and the sale by the Fund of portfolio securities at a time when it may be disadvantageous to do so, to maintain compliance with such asset coverage requirements.

Subject to the restrictions of the 1940 Act, the Fund may “releverage” through incurrence of new borrowing, or the reissuance of preferred shares and in connection with which the Fund, and indirectly the Common Shareholders, would incur the expenses of such releveraging. Any borrowing will likely rank senior to or pari passu with all other existing and future borrowings of the Fund. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to Common Shareholders.

Although the Fund does not have any immediate intention to do so, the Fund may in the future issue preferred shares as a form of financial leverage. Any such preferred shares of the Fund would be senior to the Fund’s Common Shares, such that holders of preferred shares would have priority over the distribution of the Fund’s assets, including dividend and liquidating distributions. It is presently believed that any such preferred shares of the Fund would not be listed on any exchange and would be bought and sold in auctions through participating broker-dealers. If the Fund were to issue preferred shares, the Fund could be subject to, among other things, (i) more stringent asset coverage provisions, (ii) restrictions on certain investment practices and (iii) the imposition of certain minimum issue size, issuer geographical diversification and other requirements for determining portfolio assets that are eligible for computing compliance with their asset coverage requirements in connection with an investment grade rating for such preferred shares from one or more nationally recognized statistical rating shares by the Fund entails certain initial costs and expenses and certain ongoing administrative and accounting expenses, as well as costs of interest payments and dividends on the leverage. Fees based on the net assets of the Fund (such as the Fund’s advisory and administrative fees) will not increase by adding leverage to the Fund. Certain other expenses of the Fund (such as custodian fees or portfolio transaction-related costs, which generally increase with any increase in the amount of assets managed by the Fund) are expected to marginally increase by adding leverage to the Fund. All of these costs and expenses will be borne by the Fund’s Common Shareholders and will reduce the income or net assets available to Common Shareholders. If the Fund’s current investment income were not sufficient to meet interest expenses on any borrowing or dividend requirements on any preferred shares, the Fund might have to liquidate certain of its investments in order to meet required interest or dividend payments, thereby reducing the net asset value attributable to the Fund’s Common Shares. If there are preferred shares issued and outstanding, holders of the preferred shares will elect two Trustees. In addition, the terms of any preferred shares or borrowing may entitle holders of the preferred shares or lenders, as the case may be, to elect a majority of the Board of Trustees in certain other circumstances.

The Fund may be converted to an open-end investment company only upon approval by the Board of Trustees followed by the affirmative vote of the holders of not less than 75% of the outstanding Shares entitled to vote, unless such transaction has been previously approved by the affirmative vote of at least two-thirds (66 2/3%) of the Board of Trustees, in which case the affirmative vote “a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund with each class of Shares voting, which requires the affirmative vote of the lesser of 50% of the outstanding Shares or 67% of the Shares present in person or by proxy, provided that at least 50% of the outstanding shares are present. Among other things, conversion of the Fund to an open-end investment company would require the redemption of all outstanding preferred shares and could require the repayment of borrowings, which would eliminate the leveraged capital structure of the Fund with respect to the Common Shares.

Certain other practices in which the Fund may engage, including reverse repurchase agreements, may also be considered leverage and subject to the Fund’s leverage policy. However, to the extent that the Fund segregates cash, liquid securities or liquid senior loans in an amount sufficient to cover its obligations with respect to such reverse repurchase agreements, they will not be subject to the Fund’s leverage policy.

The Fund’s Statement of Additional Information contains additional information about the Fund’s use of financial leverage.

Anti-takeover provisions. The Fund’s Declaration of Trust includes provisions that could limit the ability of other persons to acquire control of the Fund or to change the composition of its Board of Trustees. See “Description of Shares — Anti-Takeover Provisions in the Declaration of Trust.”

Investment Practices and
Special Risks

The Fund may use interest rate and other hedging transactions, purchase and sell Senior Loans and other securities on a when issued or delayed delivery basis and use repurchase and reverse repurchase agreements. These investment practices involve risks. Although the Adviser believes that these investment practices may aid the Fund in achieving its investment objective, there is no assurance that these practices will achieve this result.

Interest Rate and Other
Hedging Transactions
The Fund may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives, with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund’s portfolio. In addition, the Fund may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Except as discussed previously herein with respect to certain derivative instruments, the Fund does not intend to engage in such transactions to enhance the yield on its portfolio, to increase income available for distributions or for other non-hedging purposes. Market conditions will determine whether and in what circumstances the Fund would employ any of the techniques described below. The successful utilization of these types of transactions for hedging and risk management purposes requires skills different from those needed in the selection of the Fund’s portfolio securities. The Fund believes that the Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions.

The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio for which the Borrower has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower’s obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined, although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.

In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund’s counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive in respect of floating rate portfolio assets being hedged.

The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Adviser’s ability to predict correctly the direction and extent of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser’s judgment about the direction or extent of the movement in interest rates is incorrect, the Fund’s overall performance would be worse than if it had not entered into any such transactions. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash, liquid securities or liquid Senior Loans having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund’s custodian. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund’s obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Board of Trustees, to be creditworthy. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund’s rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

New financial products continue to be developed, and the Fund may invest in any such products to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

When Issued and Delayed
Delivery Transactions
The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a when issued and delayed delivery basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date that the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interests or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash, liquid securities or liquid Senior Loans having an aggregate value at least equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in when issued and delayed delivery transactions, it will do so for the purpose of acquiring interests or securities for the Fund’s portfolio consistent with the Fund’s investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund’s assets which may be used to acquire securities on a when issued or delayed delivery basis.

Repurchase Agreements
The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor, e.g., a bank or brokerage firm, with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund’s assets which may be used to participate in repurchase agreements.

Reverse Repurchase Agreements
The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will maintain in a segregated account with its custodian cash, liquid securities or liquid Senior Loans in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund’s ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under “Investment Restrictions.” The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

Management of the Fund

Board of Trustees
The management of the Fund, including general supervision of the duties performed by the Adviser, is the responsibility of the Fund’s Board of Trustees.

Investment Adviser
Invesco Advisers, Inc. (“Invesco” or the “Adviser”) is the Fund’s investment adviser. The Adviser is an indirect wholly owned subsidiary of Invesco Ltd. The Adviser is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. The Adviser, a successor in interest to multiple investment advisers, has been an investment adviser since 1976. Invesco Distributors, Inc. is the Fund’s principal underwriter. Invesco Distributors, Inc. is an indirect wholly owned subsidiary of Invesco Ltd.

Advisory Agreement. The Fund retains the Adviser to manage the investment of its assets and to place orders for the purchase and sale of its portfolio securities. Under an investment advisory agreement between the Adviser and the Fund (the “Advisory Agreement”), the Fund pays the Adviser a monthly fee computed based upon an annual rate applied to the average daily net assets of the Fund as follows:

Average Daily Net Assets	% Per Annum

First $500 million	0.900%

Next $1 billion	0.850%

Next $1 billion	0.825%

Next $500 million	0.800%

Over $3 billion	0.775%

Applying this fee schedule, the Fund’s effective advisory fee rate was 0.87% of the Fund’s average daily net assets for the Fund’s fiscal year ended February 28, 2013. The Fund’s average daily net assets are determined by taking the average of all of the determinations of the net assets during a given calendar month. Such fee is payable for each calendar month as soon as practicable after the end of that month.

The Adviser furnishes offices, necessary facilities and equipment. The Fund pays all charges and expenses of its day-to-day operations, including service fees, distribution fees, custodian fees, legal and independent registered public accounting firm fees, the costs of reports and proxies to shareholders, compensation of trustees of the Fund (other than those who are affiliated persons of the Adviser or Invesco Distributors) and all other ordinary business expenses not specifically assumed by the Adviser.

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement will be available in the Fund’s Semiannual Report dated August 31, 2013.

Investment Sub-Advisers
Invesco has entered into a Sub-Advisory Agreement with certain affiliates to serve as sub-advisers to the Fund, pursuant to which these affiliated sub-advisers may be appointed by Invesco from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Fund. These affiliated sub-advisers, each of which is a registered investment adviser under the Investment Advisers Act of 1940 are:

Invesco Asset Management Deutschland GmbH (“Invesco Deutschland”)

Invesco Asset Management Limited (“Invesco Asset Management”)

Invesco Asset Management (Japan) Limited (“Invesco Japan”)

Invesco Australia Limited (“Invesco Australia”)

Invesco Hong Kong Limited (“Invesco Hong Kong”)

Invesco Senior Secured Management, Inc. (“Invesco Senior Secured”)

Invesco Canada Ltd. (“Invesco Canada”);

(each a “Sub-Adviser” and collectively, the “Sub-Advisers”).

Invesco and each Sub-Adviser are indirect wholly owned subsidiaries of Invesco Ltd.

The only fees payable to the Sub-Advisers under the Sub-Advisory Agreement are for providing discretionary investment management services. For such services, Invesco will pay each Sub-Adviser a fee, computed daily and paid monthly, equal to (i) 40% of the monthly compensation that Invesco receives from the Fund, multiplied by (ii) the fraction equal to the net assets of such Fund as to which such Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of such Fund for that month. Pursuant to the Sub-Advisory Agreement, this fee is reduced to reflect contractual or voluntary fee waivers or expense limitations by Invesco, if any, in effect from time to time. In no event shall the aggregate monthly fees paid to the Sub-Advisers under the Sub-Advisory Agreement exceed 40% of the monthly compensation that Invesco receives from the Fund pursuant to the Advisory Agreement, as reduced to reflect contractual or voluntary fees waivers or expense limitations by Invesco, if any.

Portfolio management.
Investment decisions for the Fund are made by the investment management team at Invesco Senior Secured Management, Inc. (“Invesco Senior Secured”). The following individuals are primarily responsible for the day-to-day management of the Fund.

•	Mr. Philip Yarrow, Portfolio Manager, has been managing the Fund since March 2007 and has been associated with Invesco Senior Secured and/or its affiliates since 2010. From 2005-2010 and prior to joining Invesco Senior Secured, Mr. Yarrow was an Executive Director with Morgan Stanley.

•	Mr. Thomas Ewald, Portfolio Manager, has been managing the Fund since 2010 and has been associated with Invesco Senior Secured and/or its affiliates since 2000.

•	Mr. Scott Baskind, Portfolio Manager, has been managing the Fund since 2013 and has been associated with Invesco and/or its affiliates since 1999.

More information on the portfolio managers may be found at www.invesco.com/us. The web site is not part of the Prospectus.

The Fund’s SAI provides additional information about the portfolio managers’ investments in the Fund, a description of the compensation structure and information regarding other accounts managed.

Administrator
Invesco Advisers, Inc., the Fund’s investment adviser, also serves as the Fund’s Administrator. Pursuant to the administration agreement between the Fund and the Administrator (the “Administration Agreement”), the Administrator (i) monitors provisions of Loan Agreements and any Participations and Assignments and is responsible for recordkeeping for Senior Loans; (ii) arranges for the printing and dissemination of reports to shareholders; (iii) arranges for dissemination of the Fund’s proxy and any repurchase offer materials to shareholders, and oversees the tabulation of proxies by the Fund’s transfer agent; (iv) negotiates the terms and conditions under which custodian services are provided to the Fund and the fees to be paid by the Fund in connection therewith; (v) negotiates the terms and conditions under which dividend disbursing services are provided to the Fund, and the fees to be paid by the Fund in connection therewith, and reviews the provision of such services to the Fund; (vi) provides the Fund’s dividend disbursing agent and custodian with such information as is required for them to effect payment of dividends and distributions and to implement the Fund’s dividend reinvestment plan; (vii) makes such reports and recommendations to the Board of Trustees as the trustees reasonably request; and (viii) provides shareholder services to holders or potential holders of the Fund’s securities.

For the services rendered to the Fund and related expenses borne by the Administrator, the Fund pays the Administrator a fee, accrued daily and paid monthly, at the annualized rate of 0.25% of the Fund’s average daily net assets.

Purchase of Shares

General
This Prospectus offers three classes of Shares of the Fund, designated as Class A Shares, Class C Shares and Class Y Shares, and describes three classes of Shares, designated as Class B Shares, Class IB Shares and Class IC Shares, which are not continuously offered. Class A Shares and Class C Shares are available to all retail investors, including individuals, trusts, corporations, business and charitable organizations and retirement and benefits plans. Class Y shares are available to (i) investors who purchase through a fee-based advisory account with an approved financial intermediary, (ii) defined contribution plans, defined benefit retirement plans, endowments or foundations, (iii) banks or bank trust departments acting on their own behalf or as trustee or manager for trust accounts, or (iv) any current, former or retired trustee, director, officer or employee (or immediate family members of a current, former or retired trustee, director, officer or employee) of any registered investment funds offered to retail investors advised by the Adviser (“Invesco Funds”) or of Invesco Ltd. or any of its subsidiaries. In fee-based advisory programs, a financial intermediary typically charges each investor a fee based on the value of the investor’s account in exchange for servicing that account. Class Y shares are not available for Individual Retirement Accounts (“IRAs”) or Employer Sponsored IRAs. By offering multiple classes of Shares, the Fund permits each investor to choose the class of Shares that is most beneficial given the type of investor, the amount to be invested and the length of time the investor expects to hold the Shares. You should discuss with your authorized dealer which Share class is most appropriate for you. As described more fully below, each class of Shares offers a distinct structure of sales charges, distribution and service fees and other features (for example, the reduced or eliminated sales charges available for purchases of Class A Shares over $100,000 of the Fund or your cumulative ownership of Participating Funds) that are designed to address a variety of needs.

Each class of Shares of the Fund represents an interest in the same portfolio of investments of the Fund and has the same rights except that (i) Class A Shares generally bear the sales charge expenses at the time of purchase while Class B Shares and Class C Shares generally bear the sales charge expenses at the time of repurchase by the Fund and any expenses (including higher distribution fees and transfer agency costs) resulting from such early withdrawal charge arrangement and Class Y Shares, Class IB Shares and Class IC Shares are not subject to initial sales charges or early withdrawal charges, (ii) each class of Shares has exclusive voting rights with respect to approvals of any applicable distribution plan and any applicable service plan (each as described below), under which the class’s distribution fee and/or service fee is paid, (iii) certain classes of Shares have different exchange privileges, (iv) certain classes of Shares are subject to a conversion feature and (v) certain classes of Shares have different shareholder service options available.

Pricing Fund Shares
The offering price of the Fund’s Shares is based upon the Fund’s net asset value per Share (plus sales charges, where applicable). Differences in net asset values per Share of each class of Shares are generally expected to be due to the daily expense accruals of the specified distribution and service fees and transfer agency costs applicable to such class of Shares and the differential in the dividends that may be paid on each class of Shares.

The net asset value per Share for each class of Shares of the Fund is determined once daily as of the close of trading on the New York Stock Exchange (the “Exchange”) (generally 4:00 p.m., Eastern time) each day the Exchange is open for trading except on any day on which no purchase or repurchase orders are received or there is not a sufficient degree of trading in the Fund’s portfolio securities such that the Fund’s net asset value per Share might be materially affected. The Fund’s Board of Trustees reserves the right to calculate the net asset value per Share and adjust the offering price more frequently than once daily if deemed desirable. Net asset value per Share for each class is determined by dividing the value of the Fund’s portfolio securities, cash and other assets (including accrued interest) attributable to such class, less all liabilities (including accrued expenses) attributable to such class, by the total number of Shares of the class outstanding. For more information about computing net asset value per Share, see the section entitled “Net Asset Value” in the Fund’s Statement of Additional Information.

Distribution Plan and Service Plan
The Fund has adopted a Distribution Plan with respect to each of its Class A Shares, Class B Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act as if the Fund were an open-end investment company. The Fund also has adopted a Service Plan with respect to each of its Class A Shares, Class B Shares, Class C Shares and Class IC Shares. There is no Distribution Plan or Service Plan for Class Y Shares or Class IB Shares and no Distribution Plan for Class IC Shares. Under the Distribution Plan and the Service Plan, the Fund pays distribution fees in connection with the sale and distribution of Class A Shares, Class B Shares and Class C Shares and service fees in connection with the provision of ongoing services to holders of Class A Shares, Class B Shares, Class C Shares and Class IC Shares and the maintenance of such shareholders’ accounts.

The amount of distribution fees and service fees varies among the classes offered by the Fund. Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in the Fund. By purchasing a class of Shares subject to higher distribution fees and service fees, you may pay more over time than on a class of Shares with other types of sales charge arrangements. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of the Financial Industry Regulatory Authority (“FINRA”). The net income attributable to a class of Shares will be reduced by the amount of the distribution fees and service fees and other expenses of the Fund associated with that class of Shares.

To assist investors in comparing classes of Shares, the tables under the Prospectus heading “Fees and Expenses of the Fund” provide a summary of sales charges and expenses and an example of the sales charges and expenses of the Fund applicable to each class of Shares offered herein.

Class IC Shares are subject to a service fee of up to 0.25% of average daily net assets attributable to such class of Shares. The Fund’s Board of Trustees has authorized the Fund to make service fee payments not to exceed 0.15% of the Fund’s average daily net assets attributable to Class IC Shares for any fiscal year.

How to Buy Shares
The Class A Shares, Class C Shares and Class Y Shares are offered on a continuous basis through Invesco Distributors as principal underwriter, which is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

Shares may be purchased through members of FINRA who are acting as securities dealers (“dealers”) and FINRA members or eligible non-FINRA members who are acting as brokers or agents for investors (“brokers”). Dealers and brokers are sometimes referred to herein as authorized dealers.

Shares may be purchased on any business day by completing the account application form and forwarding it, directly or through an authorized dealer, administrator, custodian, trustee, record keeper or financial adviser, to the Fund’s shareholder service agent, Invesco Investment Services, Inc. (“Invesco Investment Services”). When purchasing shares of the Fund, investors must specify the correct class of shares by selecting the correct Fund number on the account application form. Sales personnel of authorized dealers distributing the Fund’s shares are entitled to receive compensation for selling such Shares and may receive differing compensation for selling different classes of shares.

The Adviser and/or Invesco Distributors may pay compensation (out of their own funds and not as an expense of the Fund) to certain affiliated or unaffiliated authorized dealers in connection with the sale or retention of Fund Shares and/or shareholder servicing. Such compensation may be significant in amount and the prospect of receiving, or the receipt of, such compensation may provide both affiliated and unaffiliated entities, and their representatives or employees, with an incentive to favor sales or retention of Shares of the Fund over other investment options. Any such payments will not change the net asset value or the price of the Fund’s Shares. For more information, please see “Sales Compensation” below and/or contact your authorized dealer.

The offering price for Shares is based upon the next determined net asset value per Share (plus sales charges, where applicable) after an order is received timely by Invesco Investment Services, either directly or from authorized dealers, administrators, financial advisers, custodians, trustees or record keepers. Purchases completed through an authorized dealer, administrator, custodian, trustee, record keeper or financial adviser may involve additional fees charged by such person. Orders received by Invesco Investment Services prior to the close of the Exchange, and orders received by authorized dealers, administrators, custodians, trustees, record keepers or financial advisers prior to the close of the Exchange that are properly transmitted to Invesco Investment Services by the time designated by Invesco Investment Services, are priced based on the date of receipt. Orders received by Invesco Investment Services after the close of the Exchange, and orders received by authorized dealers, administrators, custodians, trustees, record keepers or financial advisers after the close of the Exchange or orders received by such persons that are not transmitted to Invesco Investment Services until after the time designated by Invesco Investment Services, are priced based on the date of the next determined net asset value per Share provided they are received timely by Invesco Investment Services on such date. It is the responsibility of authorized dealers, administrators, custodians, trustees, record keepers or financial advisers to transmit orders received by them to Invesco Investment Services so they will be received in a timely manner.

The Fund and Invesco Distributors reserve the right to reject or limit any order to purchase Fund Shares through exchange or otherwise and to close any shareholder account when they believe it is in the best interests of the Fund. Certain patterns of past exchanges and/or purchase or sale transactions involving the Fund or other Participating Funds (as defined below) may result in the Fund rejecting or limiting, in the Fund’s or Invesco Distributors’ discretion, additional purchases and/or exchanges or in an account being closed. Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions. The Fund also reserves the right to suspend the sale of the Fund’s Shares to investors in response to conditions in the securities markets or for other reasons. As used herein, “Participating Funds” refers to Invesco investment companies advised by the Adviser and distributed by Invesco Distributors as determined from time to time by the Fund’s Board of Trustees.

Investor accounts with respect to Class A Shares, Class B Shares, Class C Shares and Class Y Shares will automatically be credited with additional Shares of the Fund after any Fund distributions, such as dividends and capital gain dividends, unless the investor instructs the Fund otherwise. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and capital gain dividends will continue to apply until such shareholder changes his or her instruction. Investors wishing to receive cash instead of additional Shares should contact the Fund by visiting our web site at www.invesco.com/us, by writing to the

Fund, c/o Invesco Investment Services, Inc., PO Box 219078, Kansas City, Missouri 64212-9078 or by telephone at (800) 959-4246.

The minimum initial investment in the Fund is $1,000; $250 for tax-sheltered retirement plans (see “Shareholder Services — Retirement plans”). The minimum subsequent investment is $100.

To help the government fight the funding of terrorism and money laundering activities, the Fund has implemented an anti-money laundering compliance program and has designated an anti-money laundering compliance officer. As part of the program, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: when you open an account, you will be asked to provide your name, address, date of birth, and other information that will allow us to identify you. The Fund and Invesco Distributors reserve the right to not open your account if this information is not provided. If the Fund or Invesco Distributors is unable to verify your identity, the Fund and Invesco Distributors reserve the right to restrict additional transactions and/or reject your attempted purchase of Shares or take any other action required by law.

Class A Shares
Class A Shares of the Fund are sold at the offering price, which is net asset value plus an initial maximum sales charge of up to 3.25% (or 3.36% of the net amount invested), reduced on investments of $100,000 or more as follows:

Class A Shares
Sales Charge Schedule†

	As % of	As % of
Size of	Offering	Net Amount
Investment	Price	Invested

Less than $100,000	3.25%	3.36%

$100,000 but less than $250,000	2.75%	2.83%

$250,000 but less than $500,000	1.75%	1.78%

$500,000 but less than $1,000,000	1.50%	1.52%

$1,000,000 or more	††	††

†	The actual sales charge that may be paid by an investor may differ slightly from the sales charge shown above due to rounding that occurs in the calculation of the offering price and in the number of Shares purchased.
††	No sales charge is payable at the time of purchase on investments in Class A Shares of $1 million or more, although such Class A Shares purchased without a sales charge may be subject to an early withdrawal charge of 1.00% on certain repurchases by the Fund made within eighteen months of purchase. The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information.

No sales charge is imposed on Class A Shares received from reinvestment of dividends or capital gain dividends.

Under the Distribution Plan and the Service Plan, the Fund may spend up to a total of 0.25% per year of the Fund’s average daily net assets with respect to Class A Shares of the Fund. Due to voluntary fee waivers by Invesco Distributors, the aggregate distribution fees and service fees paid for the Fund’s last fiscal year were 0.00% of the average daily net assets attributable to Class A Shares of the Fund.

Class A Shares
Quantity Discounts
Investors purchasing Class A Shares may, under certain circumstances described below, be entitled to pay reduced or no sales charges. A person eligible for a reduced sales charge includes an individual, his or her spouse or equivalent, children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing, a trustee or other fiduciary purchasing for a single trust or for a single fiduciary account, or a “company” as defined in Section 2(a)(8) of the 1940 Act.

Investors must notify the Fund or their authorized dealer at the time of the purchase order whenever a quantity discount is applicable to purchases and may be required to provide the Fund, or their authorized dealer, with certain information or records to verify eligibility for a quantity discount. Such information or records may include account statements or other records for shares of the Fund or other Participating Funds in all accounts (e.g., retirement accounts) of the investor and other eligible persons, as described above, which may include accounts held at the Fund or at other authorized dealers. Upon such notification, an investor will pay the lowest applicable sales charge. Shareholders should retain any records necessary to substantiate the purchase price of the Shares, as the Fund and authorized dealers may not retain this information.

Quantity discounts may be modified or terminated at any time. For more information about quantity discounts, investors should contact the Fund, their authorized dealer or Invesco Distributors.

Volume discounts. The size of investment shown in the Class A Shares sales charge table applies to the total dollar amount being invested by any person in Shares of the Fund, or in any combination of Shares of the Fund and shares of other Participating Funds, although other Participating Funds may have different sales charges.

Cumulative purchase discount. The size of investment shown in the Class A Shares sales charge table may also be determined by combining the amount being invested in shares of the Participating Funds plus the current offering price of all shares of the Participating Funds currently owned.

Letter of Intent. A Letter of Intent provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13-month period to determine the sales charge as outlined in the Class A Shares sales charge table. The size of investment shown in the Class A Shares sales charge table includes purchases of shares of the Participating Funds in Class A Shares over a 13-month period based on the total amount of intended purchases, including any applicable credit for the current offering price of all shares of the Participating Funds previously purchased and still owned as of the date of the Letter of Intent. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. The Letter of Intent does not preclude the Fund (or any other Participating Fund) from discontinuing the sale of its Shares. The initial purchase must be for an amount equal to at least 5% of the minimum total purchase amount of the level selected. The Fund initially will escrow Shares totaling 5% of the dollar amount of the Letter of Intent to be held by Invesco Investment Services in the name of the shareholder. In the event the Letter of Intent goal is not achieved within the specified period, the investor must pay the difference between the sales charge applicable to the purchases made and the reduced sales charge previously paid. Such payments may be made directly to Invesco Distributors or, if not paid, Invesco Distributors will liquidate sufficient escrowed Shares to obtain the difference.

Class A Shares
Purchase Programs
Purchasers of Class A Shares may be entitled to reduced or no initial sales charges in connection with certain unit investment trust reinvestment program repurchases and purchases by registered representatives of selling firms or purchases by persons affiliated with the Fund or Invesco Distributors as described below. The Fund reserves the right to modify or terminate these arrangements at any time.

Unit investment trust reinvestment program. The Fund permits unitholders of Invesco Van Kampen unit investment trusts that enrolled in the reinvestment program prior to December 3, 2007 to reinvest distributions from such trusts in Class A Shares of the Fund at net asset value without a sales charge. The Fund reserves the right to modify or terminate this program at any time.

Net asset value purchase options. Class A Shares of the Fund may be purchased at net asset value without a sales charge, generally upon written assurance that the purchase is made for investment purposes and that the Shares will not be resold except through repurchases by the Fund, by:

(1)	Any current, former or retired trustee, director, officer or employee (or immediate family member of a current, former or retired trustee, director, officer or employee) of any Invesco Fund or of Invesco Ltd. or any of its subsidiaries. This includes any foundation, trust or employee benefit plan maintained by any of the persons listed above.

(2)	Directors, officers, employees and, when permitted, registered representatives, of financial institutions that have a selling group agreement with Invesco Distributors and their spouses or equivalent and children under 21 years of age when purchasing for any accounts they beneficially own, or, in the case of any such financial institution, when purchasing for retirement plans for such institution’s employees; provided that such purchases are otherwise permitted by such institutions.

(3)	Banks, broker-dealers and other financial institutions (including registered investment advisers and financial planners) that have entered into an agreement with Invesco Distributors or one of its affiliates, purchasing Shares on behalf of clients participating in a fund supermarket, wrap program, asset allocation program, or other program in which the clients pay an asset-based fee (which may be subject to a minimum flat fee) for: advisory or financial planning services, executing transactions in Participating Fund shares, or for otherwise participating in the program.

(4)	Trustees and other fiduciaries purchasing Shares for retirement plans which invest in multiple fund families through broker-dealer retirement plan alliance programs that have entered into agreements with Invesco Distributors and which are subject to certain minimum size and operational requirements. Trustees and other fiduciaries may call Invesco Distributors for further details with respect to such alliance programs.

(5)	Retirement plans funded by the rollovers of assets of Participating Funds from an employer-sponsored retirement plan and established exclusively for the benefit of an individual (specifically including, but not limited to, a Traditional IRA, Roth IRA, SIMPLE IRA, Solo 401(k), Money Purchase or Profit Sharing plan) if:

(i)	the account being funded by such rollover is to be maintained by the same trustee, custodian or administrator that maintained the plan from which the rollover funding such rollover originated, or an affiliate thereof; and

(ii)	the dealer of record with respect to the account being funded by such rollover is the same as the dealer of record with respect to the plan from which the rollover funding such rollover originated, or an affiliate thereof.

(6)	Trusts created under pension, profit sharing or other employee benefit plans (including qualified and non-qualified deferred compensation plans), provided that (a) the total plan assets are at least $1 million or (b) the plan has more than 100 eligible employees. A commission will be paid to authorized dealers who initiate and are responsible for such purchases within a rolling twelve-month period as follows: 1.00% on sales of $1 million to $2 million, plus 0.75% on the next $1 million, plus 0.50% on the next $2 million, plus 0.25% on the excess over $5 million.

(7)	Clients of authorized dealers purchasing Shares in fixed or flat fee (rather than transaction based fee) brokerage accounts.

(8)	Certain qualified state tuition plans qualifying pursuant to Section 529 of the Internal Revenue Code of 1986, as amended (the “Code”), that are approved by Invesco Distributors.

(9)	Unit investment trusts sponsored by Invesco Distributors or its affiliates.

The term “families” includes a person’s spouse or equivalent, children and grandchildren under 21 years of age, parents and the parents of the person’s spouse or equivalent.

Purchase orders made pursuant to clause (3) may be placed either through authorized dealers as described above or directly with Invesco Investment Services by the investment adviser, financial planner, trust company or bank trust department, provided that Invesco Investment Services receives federal funds for the purchase by the close of business on the next business day following acceptance of the order. An authorized dealer may charge a transaction fee for placing an order to purchase Shares pursuant to this provision or for placing an order in a repurchase offer by the Fund with respect to such Shares. Authorized dealers will be paid a service fee as described above on purchases made under options (2) through (8) above. The Fund may terminate, or amend the terms of, offering Shares of the Fund at net asset value to such groups at any time.

Rights of Accumulation. Investors may combine new purchases of Class A Shares with other Shares of the Fund currently owned for the purpose of qualifying for the lower initial sales charge rates that apply to larger purchases. The applicable initial sales charge for the new purchase is based on the total of an investor’s current purchase and the value of other Shares of the Fund owned by such investor based on the current public offering price of the Shares. The transfer agent may automatically link certain accounts registered in the same name with the same taxpayer identification number for the purpose of qualifying an investor for lower initial sales charge rates.

Eligible purchasers of Class A Shares may also be entitled to reduced or no initial sales charges through certain purchase programs offered by the Fund. For more information, see “Other Purchase Programs” herein.

Class B Shares
Effective November 30, 2010, Class B Shares of the Fund are not continuously offered. Class B Shares of the Fund are sold at net asset value and are subject to an early withdrawal charge if repurchased by the Fund within five years of purchase as shown in the following table:

Class B Shares
Early Withdrawal Charge Schedule

Early Withdrawal Charge
as a Percentage of
Dollar Amount
Year Since Purchase	Subject to Charge

First	3.00%

Second	2.00%

Third	1.50%

Fourth	1.00%

Fifth	0.50%

Sixth and After	0.00%

The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information. In addition, no early withdrawal charge is assessed on Shares derived from reinvestment of dividends or capital gain dividends.

The amount of the early withdrawal charge, if any, varies depending on the number of years from the time of each purchase of Class B Shares until the time of repurchase by the Fund of such Shares.

In determining whether an early withdrawal charge applies to a repurchase, it is assumed that the Shares being repurchased first are any Shares in the shareholder’s Fund account that are not subject to an early withdrawal charge, followed by Shares held the longest in the shareholder’s account.

Under the Distribution Plan, the Fund may spend up to 0.75% per year of the Fund’s average daily net assets with respect to Class B Shares of the Fund. In addition, under the Service Plan, the Fund may spend up to 0.25% per year of the Fund’s average daily net assets with respect to Class B Shares of the Fund. Pursuant to the terms of the Plans, the Fund may spend less (and therefore shareholders may be charged less) than the combined annual distribution and service fees of 1.00% per year of the Fund’s average daily net assets with respect to Class B Shares of the Fund. See the section entitled “Financial Highlights” herein and the section entitled “Distribution and Service” in the Fund’s Statement of Additional Information. Due to voluntary fee waivers by Invesco Distributors, the aggregate distribution fees and service fees paid for the Fund’s last fiscal year were 0.17% of the average daily net assets attributable to Class B Shares of the Fund.

Eligible purchasers of Class B Shares may also be entitled to reduced or no early withdrawal charges through certain purchase programs offered by the Fund. For more information, see “Other Purchase Programs” herein.

Conversion feature. Class B Shares purchased on or after February 18, 2005, including Class B Shares received from reinvestment of distributions through the dividend reinvestment plan on such Shares, automatically convert to Class A Shares eight years after the end of the calendar month in which the Shares were purchased. Such conversion will be on the basis of the relative net asset values per Share, without the imposition of any sales load, fee or other charge. The conversion schedule applicable to a Share of the Fund acquired through the exchange privilege from a Participating Fund is determined by reference to the Participating Fund from which such Share was originally purchased.

Class C Shares
Class C Shares of the Fund are sold at net asset value and are subject to an early withdrawal charge of 1.00% of the dollar amount subject to charge if repurchased by the Fund within one year of purchase.

The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information. In addition, no early withdrawal charge is assessed on Shares derived from reinvestment of dividends or capital gain dividends. The Fund will not accept a purchase order for Class C Shares in the amount of $1 million or more.

In determining whether an early withdrawal charge applies to a repurchase of Shares, it is assumed that the Shares being repurchased first are any Shares in the shareholder’s Fund account that are not subject to an early withdrawal charge, followed by Shares held the longest in the shareholder’s account.

Under the Distribution Plan, the Fund may spend up to 0.75% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. In addition, under the Service Plan, the Fund may spend up to 0.25% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. Pursuant to the terms of the Plans, the Fund may spend less (and therefore shareholders may be charged less) than the combined annual distribution and service fees of 1.00% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. See the section entitled “Financial Highlights” herein and the section entitled “Distribution and Service” in the Fund’s Statement of Additional Information. Due to voluntary fee waivers by Invesco Distributors, the aggregate distribution fees and service fees paid for the Fund’s last fiscal year were 0.79% of the average daily net assets attributable to Class C Shares of the Fund.

Eligible purchasers of Class C Shares may also be entitled to reduced or no early withdrawal charges through certain purchase programs offered by the Fund. For more information, see “Other Purchase Programs” herein.

Class Y Shares
Class Y Shares of the Fund are sold at net asset value. No sales charge is imposed on purchases of Class Y Shares. Class Y Shares are not subject to an early withdrawal charge. Class Y Shares do not pay distribution fees or service fees under the Distribution Plan or Service Plan, respectively.

Waiver of Early Withdrawal Charge
The early withdrawal charge is waived on repurchases by the Fund of Class A Shares, Class B Shares and Class C Shares purchased subject to an early withdrawal charge pursuant to a repurchase offer (i) within one year following the death or disability (as disability is defined by federal income tax law) of a shareholder, (ii) for required minimum distributions from an individual retirement account (“IRA”) or certain other retirement plan distributions or (iii) if no commission or transaction fee is paid by Invesco Distributors to authorized dealers at the time of purchase of such Shares. With respect to Class B Shares and Class C Shares, waiver category (iii) above is only applicable with respect to Shares sold through certain 401(k) plans. Subject to certain limitations, a shareholder who has tendered for repurchase Class C Shares of the Fund may reinvest in Class C Shares at net asset value with credit for any early withdrawal charge if the reinvestment is made within 180 days after the repurchase, provided that Shares of the Fund are available for sale at the time of reinvestment. For a more complete description of early withdrawal charge waivers, please refer to the Statement of Additional Information or contact your authorized dealer. The Class Y Shares, Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated).

Other Purchase Programs
Exchange privilege. Exchanges of shares are sales of shares of one Participating Fund and purchases of shares of another Participating Fund. Class A Shares, Class B Shares, Class C Shares and Class Y Shares of the Fund may be exchanged for shares of the same class of any Participating Fund, and Class IB Shares and Class IC Shares of the Fund may be exchanged for Class A Shares of any Participating Fund (other than the Fund), based on the net asset value per share of each fund determined on the Fund’s next repurchase pricing date, after the Fund makes a repurchase pursuant to a repurchase offer, without any sales charge or early withdrawal charge, subject to minimum purchase requirements and certain limitations. For more information regarding the exchange privilege, see the section of this Prospectus entitled “Shareholder Services — Exchange privilege.”

Reinstatement privilege. A holder of Class A Shares, Class B Shares, Class Y Shares, Class IB Shares or

Class IC Shares who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class A Shares of any Participating Fund. A holder of Class C Shares who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class C Shares of any Participating Fund with credit given for any early withdrawal charge paid on the amount of shares reinstated from such repurchase, provided that such shareholder has not previously exercised this reinstatement privilege with respect to Class C Shares of the Fund. Shares acquired in this manner will be deemed to have the original cost and purchase date of the repurchased Shares for purposes of applying the early withdrawal charge applicable to Class C Shares to subsequent repurchases. Reinstatements are made at the net asset value per Share (without a sales charge) next determined after the order is received, which must be made within 180 days after the date of the repurchase by the Fund of the Shares, provided that Shares of the Participating Fund into which shareholders desire to reinstate their net proceeds of a redemption of Shares of the Fund are available for sale. Reinstatement at net asset value per Share is also offered to participants in eligible retirement plans for repayment of principal (and interest) on their borrowings on such plans, provided that Shares of the Participating Fund are available for sale. Shareholders must notify Invesco Distributors or their authorized dealer of their eligibility to participate in the reinstatement privilege and may be required to provide documentation to the Participating Fund. For information regarding Participating Funds, shareholders can call Invesco Investment Services at (800) 959-4246.

Dividend diversification. A holder of Class A Shares, Class B Shares, Class C Shares or Class Y Shares may elect, by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into shares of the same class of any of the Participating Funds so long as the investor has a pre-existing account for such class of shares of the other fund. A holder of Class IB or Class IC Shares may elect (or may modify a prior election), by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into Class A Shares of any of the Participating Funds (other than the Fund) so long as the investor has a pre-existing account for such class of shares of the other fund. A holder of Class IB or Class IC Shares who prior to February 18, 2005 elected to utilize dividend diversification with respect to former Class B Shares (now Class IB Shares) or former Class C Shares (now Class IC Shares) of the Fund will have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into the class of shares of the Participating Fund previously designated by such shareholder, unless such shareholder changes his or her election (the method of which is described above).

Both accounts must be of the same type, either non-retirement or retirement. If the accounts are retirement accounts, they must both hold the same class of Shares and be of the same type of retirement plan (e.g., IRA, 403(b)(7), 401(k), Money Purchase and Profit Sharing plans) and for the benefit of the same individual. If a qualified, pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the Participating Fund into which distributions will be invested. Distributions are invested into the selected Participating Fund, provided that shares of such Participating Fund are available for sale, at its net asset value per share as of the payable date of the distribution from the Fund.

Rights of Accumulation. Investors may combine new purchases of Class C Shares with other Shares of the Fund currently owned for the purpose of qualifying for the lower initial sales charge rates that apply to larger purchases. The applicable initial sales charge for the new purchase is based on the total of an investor’s current purchase and the value of other Shares of the Fund owned by such investor based on the current public offering price of the Shares. The transfer agent may automatically link certain accounts registered in the same name with the same taxpayer identification number for the purpose of qualifying an investor for lower initial sales charge rates.

Availability of information. Clear and prominent information regarding sales charges of the Fund and the applicability and availability of discounts from sales charges is available free of charge through our web site at www.invesco.com, which provides links to the Prospectus and Statement of Additional Information containing the relevant information.

Sales Compensation
Invesco Distributors acts as the principal underwriter of the Fund’s Shares pursuant to a written agreement (the “Distribution and Service Agreement”). Invesco Distributors has the exclusive right to distribute Shares of the Fund through authorized dealers on a continuous basis. Invesco Distributors’ obligation is an agency or “best efforts” arrangement under which Invesco Distributors is required to take and pay for only such Shares of the Fund as may be sold to the public. Invesco Distributors is not obligated to sell any stated number of Shares. Invesco Distributors bears the cost of printing (but not typesetting) prospectuses used in connection with this offering and certain other costs, including the cost of supplemental sales literature and advertising. The Distribution and Service Agreement is renewable from year to year if approved (a) (i) by the Fund’s Board of Trustees or (ii) by a vote of a majority of the Fund’s outstanding voting securities and (b) by a vote of a majority of trustees who are not parties to the Distribution and Service Agreement or interested persons of any party, by votes cast in person at a meeting called for such purpose. The Distribution and Service Agreement provides that it will terminate if assigned and that it may be terminated without penalty by either party on 90 days’ written notice. Total underwriting commissions on the sale of Shares of the Fund for the last three fiscal years are shown in the chart below.

	Total	Amounts
	Underwriting	Retained
	Commissions	by the Fund’s Distributor

Fiscal year ended February 28, 2013	$154,764	$15,176

Fiscal year ended February 29, 2012	$82,503	$9,003

Seven-month period ended February 28, 2011*	$51,531	$4,784

Fiscal year ended July 31, 2010	$448,833	$37,946

*	Effective February 28, 2011, the Fund changed its fiscal year end from July 31 to the last day of February.

With respect to sales of Class A Shares of the Fund, the total concessions reallowed to authorized dealers at the time of purchase are as follows:

Reallowed
to Dealers
Size of	as a Percentage of
Investment	Offering Price

Less than $100,000	3.00%

$100,000 but less than $250,000	2.50%

$250,000 but less than $500,000	1.50%

$500,000 but less than $1,000,000	1.25%

$1,000,000 or more	†

†	A commission or transaction fee will be paid by Invesco Distributors at the time of purchase directly out of Invesco Distributors’ assets (and not out of the Fund’s assets) to authorized dealers who initiate and are responsible for purchases of $1 million or more computed as a percentage of the dollar value of such Shares sold as follows: 1.00% on sales of $1 million to $2 million, plus 0.75% on the next $1 million, plus 0.50% on the next $2 million, plus 0.25% on the excess over $5 million. On sales of less than $1 million, authorized dealers are eligible to receive the ongoing service fees with respect to such Shares immediately following the purchase. On sales greater than $1 million, authorized dealers become eligible to receive the ongoing service fees with respect to such Shares commencing in the second year following purchase; the proceeds from the distribution and service fees paid by the Fund during the first twelve months are paid to the Fund’s distributor and are used by the Fund’s distributor to defray its distribution and service-related expenses.

With respect to sales of Class B Shares and Class C Shares of the Fund, a commission or transaction fee generally will be paid by Invesco Distributors at the time of purchase directly out of Invesco Distributors’ assets (and not out of the Fund’s assets) to authorized dealers who initiate and are responsible for such purchases computed based on a percentage of the dollar value of such Shares sold of 3.00% on Class B Shares and 1.00% on Class C Shares. Proceeds from any early withdrawal charge and any distribution fees on Class B Shares and Class C Shares of the Fund are paid to Invesco Distributors and are used by Invesco Distributors to defray its distribution-related expenses in connection with the sale of the Fund’s Shares, such as the payment to authorized dealers for selling such Shares. With respect to Class C Shares, the authorized dealers generally receive from Invesco Distributors ongoing distribution fees of up to 0.75% of the average daily net assets of the Fund’s Class C Shares annually commencing in the second year after purchase. With respect to Class B Shares and Class C Shares, the authorized dealers are eligible to receive the ongoing service fees with respect to such Shares immediately following the purchase.

With respect to Class Y Shares, Class IB Shares and Class IC Shares, there are no sales charges paid by investors. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new Class of Shares designated Class IC Shares. The Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated). Class Y Shares and Class IB Shares are not subject to the Distribution Plan or Service Plan and the Class IC Shares are not subject to the Distribution Plan but are subject to the Service Plan. With respect to Class IB Shares and Class IC Shares that were converted from Class B Shares or Class C Shares, respectively, the former authorized dealer compensation arrangements applicable to such Shares before conversion will continue to apply to such Shares whereby Invesco Distributors pays, out of its funds, as follows:

Class IB Shares
(former Class B Shares)
Class IB Shares	Annual Compensation
(former Class B Shares)	as a Percentage
Year After Date	of Value of
of Original Purchase	Shares Outstanding

First	0.00%

Second	0.10%

Third	0.15%

Fourth	0.20%

Fifth	0.25%

Sixth and following	0.35%

Class IC Shares
(former Class C Shares)
Class IC Shares	Annual Compensation
(former Class C Shares)	as a Percentage
Year After Date	of Value of
of Original Purchase	Shares Outstanding

First	0.00%

Second and following	0.75%

In addition to reallowances or commissions described above, Invesco Distributors may from time to time implement programs under which an authorized dealer’s sales force may be eligible to win nominal awards for certain sales efforts or under which Invesco Distributors will reallow to any authorized dealer that sponsors sales contests or recognition programs conforming to criteria established by Invesco Distributors, or participates in sales programs sponsored by Invesco Distributors, an amount not exceeding the total applicable sales charges on the sales generated by the authorized dealer at the public offering price during such programs. Also, Invesco Distributors in its discretion may from time to time, pursuant to objective criteria established by Invesco Distributors, pay fees to, and sponsor business seminars for, qualifying authorized dealers for certain services or activities which are primarily intended to result in sales of shares of the Fund or other Invesco funds. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature.

The Adviser and/or Invesco Distributors may pay compensation, out of their own funds and not as an expense of the Fund, to certain unaffiliated brokers, dealers or other financial intermediaries, including recordkeepers and administrators of various deferred compensation plans (“Intermediaries”) in connection with the sale, distribution, marketing and/or retention of the Fund’s Shares and/or shareholder servicing. For example, the Adviser or Invesco Distributors may pay additional compensation to Intermediaries for, among others things, promoting the sale and distribution of the Fund’s Shares, providing access to various programs, mutual fund platforms or preferred or recommended mutual fund lists offered by the Intermediary, granting Invesco Distributors access to the Intermediary’s financial advisors and consultants, providing assistance in the ongoing training and education of the Intermediary’s financial personnel, furnishing marketing support, maintaining share balances and/or for sub-accounting, recordkeeping, administrative, shareholder or transaction processing services. Such payments are in addition to any distribution fees, service fees and/or transfer agency fees that may be payable by the Fund. The additional payments may be based on various factors, including level of sales (based on gross or net sales or some specified minimum sales or some other similar criteria related to sales of the Fund and/or some or all other Invesco funds), amount of assets invested by the Intermediary’s customers (which could include current or aged assets of the Fund and/or some or all other Invesco funds), the Fund’s advisory fees, some other agreed upon amount, or other measures as determined from time to time by the Adviser and/or Invesco Distributors. The amount of these payments may be different for different Intermediaries.

These payments currently include the following amounts, which are paid in accordance with the applicable compensation structure: (1) on shares held in Intermediary accounts, other than those held through Intermediary 401(k) platforms: (a) an amount up to 0.25% of the value (at the time of sale) of gross sales of such Shares; and/or (b) an ongoing annual fee in an amount up to 0.15% of the total average monthly net asset value of such Shares; and (2) on shares held in accounts through certain Intermediary 401(k) platforms, an ongoing annual fee in an amount up to 0.20% of the total average monthly net asset value of such Shares.

The prospect of receiving, or the receipt of, such compensation, as described above, by Intermediaries may provide Intermediaries, and/or their financial advisors or other salespersons, with an incentive to favor sales of Shares of the Fund over other investment options with respect to which an Intermediary does not receive additional compensation (or receives lower levels of additional compensation). These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Investors may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to the Fund’s Shares and should review carefully any disclosure provided by an Intermediary as to its compensation.

Indemnification
The Fund has agreed to indemnify Invesco Distributors and hold Invesco Distributors harmless against, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended, except for any liability to the Fund or its security holders to which Invesco Distributors would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by its reckless disregard of its obligations and duties under its agreement with the Fund.

Repurchase of Shares

To provide you with a degree of liquidity, and the ability to receive net asset value on a disposition of your Shares, the Fund, as a matter of fundamental policy, which cannot be changed without shareholder approval, makes monthly offers to repurchase its Shares. In general, the Fund conducts monthly repurchase offers for not less than 5% and up to a maximum of 25% of its outstanding Shares at net asset value. The repurchase offer amount for any monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding such monthly period, will not exceed 25% of the Fund’s outstanding Shares. The Fund may repurchase additional Shares only to the extent the percentage of additional Shares so repurchased does not exceed 2% in any three-month period. The Fund may also make a discretionary repurchase offer once every two years but has no current intention to do so. An early withdrawal charge payable to Invesco Distributors will be imposed on most Class B Shares and Class C Shares accepted for repurchase by the Fund which have been held for less than five years or one year, respectively (and in certain circumstances on Class A Shares accepted for repurchase by the Fund which have been held for less than eighteen months), as described more fully under “Purchase of Shares.” There are no early withdrawal charges on Class Y Shares, Class IB Shares or Class IC Shares.

The Fund does not presently intend to deduct any repurchase fees, other than any applicable early withdrawal charge, from the repurchase amount. However, in the future, the Board of Trustees may determine to charge a repurchase fee payable to the Fund to compensate it for its reasonable expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of portfolio securities or in borrowing in order to make payment for repurchased Shares. Any repurchase fees will never exceed 2% of the proceeds of the repurchase. The Board of Trustees may implement repurchase fees without a shareholder vote.

The repurchase request deadline for monthly repurchase offers will be the third Friday (or the preceding business day if such third Friday is not a business day) of each calendar month.

When a monthly repurchase offer commences, the Fund sends to shareholders a notification of the offer specifying, among other things:

•	The Fund is offering to repurchase Shares from shareholders at net asset value.

•	The percentage of Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

•	The date on which a shareholder’s repurchase request is due (the “repurchase request deadline”). This will be the third Friday (or the preceding business day if such third Friday is not a business day) of each calendar month.

•	The date that will be used to determine the Fund’s net asset value applicable to the repurchase offer (the “repurchase pricing date”). Under normal market circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline and pricing will be determined after the close of business on that date. The notice will discuss the risk of fluctuation in net asset value that could occur between the repurchases request deadline and the repurchases pricing date.

•	The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase (the “repurchase payment deadline”). This is generally expected to be the third business day after the repurchase pricing date, although payment for Shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

•	The net asset value of the Shares of the Fund as of a date no more than seven days prior to the date of the notification and the means by which shareholders may ascertain the net asset value.

•	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders prior to the repurchase request deadline.

•	The circumstances in which the Fund may suspend or postpone a repurchase offer.

•	Any fees applicable to the repurchase offer.

For monthly repurchase offers, the Fund will send this notification not less than seven days nor more than 14 days in advance of the repurchase request deadline. Class A Shares, Class B Shares, Class C Shares and Class Y Shares of the Fund must be held through an authorized dealer. Certificated Shares are not available.

The repurchase request deadline is a deadline that will be strictly observed. If your authorized dealer fails to submit your repurchase request in good order by the repurchase request deadline, you will be unable to liquidate your Shares until a subsequent repurchase offer, and you will have to resubmit your request in the next repurchase offer. You should be sure to advise your authorized dealer of your intentions in a timely manner. You may withdraw or change your repurchase request at any point before the repurchase request deadline.

The Fund’s fundamental policies with respect to repurchase offers. The Fund has adopted the following fundamental policies in relation to its repurchase offers, which cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund’s outstanding Shares.

•	The Fund has a policy of making periodic repurchase offers (“Repurchase Offers”) for the Fund’s common shares of beneficial interest, pursuant to Rule 23c-3(b) of the 1940 Act;

•	Repurchase Offers will be made at monthly intervals;

•	The repurchase request deadline will be the third Friday of each calendar month (or the preceding business day if such third Friday is not a business day) (the “Request Deadline”).

•	The repurchase pricing date for a Repurchase Offer shall occur no later than the fourteenth calendar day after such Repurchase Offer’s Request Deadline (or the next business day after such fourteenth calendar day if the fourteenth calendar day is not a business day).

Suspension or postponement of repurchase offer. The Fund may suspend or postpone a repurchase offer in limited circumstances, as more fully described below, but only with the approval of a majority of the Fund’s Board of Trustees, including a majority of non-interested trustees (such trustees not being “interested persons” of the Fund as defined by the 1940 Act).

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (2) for any period during which the Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed repurchase offers. There is no minimum number of Shares that must be tendered before the Fund honors repurchase requests. However, the Fund’s Board of Trustees for each repurchase offer sets a maximum percentage of Shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase plus 2% of the outstanding Shares of the Fund on the repurchase request deadline, the Fund repurchases the Shares tendered on a pro rata basis. However, the Fund may determine to alter the pro rata allocation procedures in two situations:

(1)	the Fund may accept all Shares tendered by persons who own in the aggregate not more than a specified number of Shares (not to exceed 100 Shares) and who tender all of their Shares before prorating Shares tendered by others; or

(2)	the Fund may accept by lot Shares tendered by shareholders who tender all Shares held by them and who, when tendering, elect to have either all or none, or at least a minimum amount or none, accepted; however, the Fund first must accept all Shares tendered by shareholders who do not make this election.

If proration is necessary, the number of Shares each investor asked to have repurchased generally is reduced by the same percentage subject to the pro rata allocations described above. If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other investors’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing the likelihood of proration.

There is no assurance that you will be able to tender as many of your Shares as you desire to sell.

Determination of repurchase price. The repurchase price payable in respect of a tendered Share will be equal to the Share’s net asset value as determined after the close of business on the repurchase pricing date. Under normal circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline. The Fund’s net asset value per Share may change materially between the date a repurchase offer is mailed and the repurchase pricing date. The method by which the Fund calculates net asset value is discussed under the caption “Net Asset Value” in the Statement of Additional Information.

Payment. The Fund generally will repurchase Shares by the third business day after the repurchase pricing date, although payment for shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

Impact of repurchase policies on the liquidity of the Fund. From the time the Fund distributes each repurchase offer notification until the repurchase pricing date, the Fund must maintain a percentage of liquid assets at least equal to the repurchase offer amount. For this purpose, liquid assets means assets that may be sold or disposed of in the ordinary course of business at approximately the price at which they are valued within a period equal to the period between a repurchase request deadline and the repurchase payment deadline or which mature by the repurchase payment deadline. In supervising the Fund’s operations and portfolio management by the Adviser, the Fund’s Board of Trustees has adopted written procedures that are reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and with the liquidity requirements noted above. The Board of Trustees will review the overall composition of the Fund’s portfolio and make and approve such changes to the procedures as the Board of Trustees deems necessary. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will cause the Fund to take whatever action it deems appropriate to ensure compliance. The Fund is also permitted to seek financing to meet repurchase requests.

Consequences of repurchase offers. The Fund believes that repurchase offers generally will be beneficial to the Fund’s shareholders, and generally will be funded from available cash or sales of portfolio securities. However, the acquisition of Shares by the Fund will decrease the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. The Fund intends to continually offer its Class A Shares, Class C Shares and Class Y Shares, which may alleviate potential adverse consequences of repurchase offers, but there is no assurance that the Fund will be able to sell additional Shares.

Repurchase of the Fund’s Shares through repurchase offers will reduce the number of outstanding Shares and, depending upon the Fund’s investment performance and its ability to sell additional Shares, its net assets.

In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see “Federal Income Taxation.”

Costs associated with the repurchase offer will be charged as an expense to the Fund. See the Statement of Additional Information for additional information concerning repurchase of Shares.

Early Withdrawal Charges. As described under the Prospectus heading “Purchase of Shares,” repurchases of Class B Shares and Class C Shares may be subject to an early withdrawal charge. In addition, certain repurchases of Class A Shares for shareholder accounts of $1 million or more may be subject to an early withdrawal charge. Class Y Shares, Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated). Repurchases completed through an authorized dealer, custodian, trustee or record keeper of a retirement plan account may involve additional fees charged by such person.

The early withdrawal charge will be paid to Invesco Distributors. For the fiscal year ended July 31, 2010, the seven-month period ended February 28, 2011, the fiscal year ended February 29, 2012 and the fiscal year ended February 28, 2013, the Fund’s distributor received payments totaling $47,089, $34,940, $31,152 and $96,546, respectively, pursuant to the early withdrawal charge. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares.

Distributions from
the Fund

Dividends. Interest from investments is the Fund’s main source of net investment income. The Fund’s present policy, which may be changed at any time by the Fund’s Board of Trustees, is to declare daily and distribute monthly all, or substantially all, of its net investment income as dividends to shareholders. Dividends with respect to Class A Shares, Class B Shares, Class C Shares and Class Y Shares are automatically applied to purchase additional Shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise. With respect to Class IB Shares and Class IC Shares, previous instructions regarding reinvestment of dividends will continue to apply until such shareholder changes his or her instruction.

The per Share dividends may differ by class of shares as a result of the differing distribution fees, service fees and transfer agency costs applicable to such classes of Shares.

Capital gain dividends. The Fund may realize capital gains or losses when it sells securities, depending on whether the sales prices for the securities are higher or lower than purchase prices. The Fund distributes any net capital gains to shareholders as capital gain dividends at least annually. As in the case of dividends, with respect to Class A Shares, Class B Shares, Class C Shares and Class Y Shares, capital gain dividends are automatically reinvested in additional Shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise. With respect to Class IB Shares and Class IC Shares, previous instructions regarding reinvestment of capital gain dividends will continue to apply until such shareholder changes his or her instruction.

Shareholder Services

Listed below are some of the shareholder services the Fund offers to investors. For a more complete description of the Fund’s shareholder services, such as the reinvestment plan, retirement plans and dividend diversification, please refer to the Statement of Additional Information or contact your authorized dealer.

Internet transactions. In addition to performing transactions on your account through written instruction or by telephone, you may also perform certain transactions through the internet (restrictions apply to certain account and transaction types). Please refer to our web site at www.invesco.com/us for further instructions regarding internet transactions. Invesco and its subsidiaries, including Invesco Investment Services, and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated through the internet are genuine. Such procedures include requiring use of a personal identification number prior to acting upon internet instructions and providing written confirmation of instructions communicated through the internet. If reasonable procedures are employed, none of Invesco, Invesco Investment Services or the Fund will be liable for following instructions received through the internet which it reasonably believes to be genuine. If an account has multiple owners, Invesco Investment Services may rely on the instructions of any one owner.

Reinvestment plan. A convenient way for investors to accumulate additional Shares is by accepting dividends and capital gain dividends in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or capital gain dividend. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class B Shares, Class C Shares and Class Y Shares, the reinvestment plan is automatic. This instruction may be made by visiting our web site at www.invesco.com/us, by writing to Invesco Investment Services or by telephone by calling (800) 959-4246. With respect to Class IB Shares and Class IC Shares, previous instructions regarding reinvestment of dividends and capital gain dividends will continue to apply until such shareholder changes his or her instruction. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or capital gain dividends be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund at the next determined net asset value. See “Shareholder Services — Reinvestment Plan” in the Fund’s Statement of Additional Information for additional information.

Automatic investment plan. An automatic investment plan is available under which a shareholder can authorize Invesco Investment Services to debit the shareholder’s bank account on a regular basis to invest predetermined amounts in Class A Shares, Class C Shares and Class Y Shares of the Fund. The automatic investment plan is not available for new investments in Class B Shares, Class IB Shares and Class IC Shares. Additional information is available from Invesco Distributors or your authorized dealer.

Exchange privilege. Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender and repurchase of Class A Shares, Class B Shares, Class C Shares and Class Y Shares of the Fund in the same class of shares of any Participating Fund, subject to certain limitations. Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender and repurchase of Class IB Shares and Class IC Shares of the Fund in Class A Shares of any Participating Fund (other than the Fund), subject to certain limitations. The exchange takes place without any sales charge or early withdrawal charge, at the net asset value per share of each fund determined on the Fund’s next repurchase pricing date, after the Fund makes a repurchase pursuant to a repurchase offer. The early withdrawal charge will be waived for Shares tendered in exchange for shares in the Participating Funds; however, such shares immediately become subject to a contingent deferred sales charge schedule equivalent to the early withdrawal charge schedule on Shares of the Fund. Thus, shares of such Participating Funds may be subject to a contingent deferred sales charge upon a subsequent redemption from the Participating Funds. The purchase of shares of such Participating Funds will be deemed to have occurred at the time of the initial purchase of the Shares of the Fund for calculating the applicable contingent deferred sales charge.

Shares of Participating Funds generally may be exchanged for Shares of the same class of the Fund

(except that some holders of Class I Shares of certain Participating Funds may be eligible to exchange Class I Shares of such Participating Fund for Class A Shares of the Fund) based on the next determined net asset value per share of each fund after requesting the exchange without any sales charge, subject to minimum purchase requirements and certain limitations. Shareholders of Participating Funds seeking to exchange their shares for Shares of the Fund are subject to the exchange policies of such Participating Fund, including an exchange fee, if any, assessed by such Participating Fund.

Shareholders seeking an exchange amongst Participating Funds should obtain and read the current prospectus for such fund prior to implementing an exchange. A prospectus of any of the Participating Funds may be obtained from an authorized dealer or Invesco Distributors or by visiting our web site at www.invesco.com/us.

Investors should note exchanges out of the Fund can only occur in connection with a repurchase offer which occurs monthly. See “Repurchase of Shares.” Exchanges can occur into the Fund on any day the Fund is offering its Shares, which is generally every business day. Shares of the Fund may be exchanged for shares of any Participating Fund only if shares of that Participating Fund are available for sale. Exchanging shares of other Participating Funds for Shares of the Fund involves certain risks, including the risk that the Fund’s Shares are illiquid. See “Risks” generally and “Risks — No trading market for Shares.”

When shares that are subject to a contingent deferred sales charge or early withdrawal charge are exchanged among Participating Funds, the holding period for purposes of computing the contingent deferred sales charge or early withdrawal charge is based upon the date of the initial purchase of such shares from a Participating Fund. When such shares are redeemed or tendered for repurchase and not exchanged for shares of another Participating Fund, the shares are subject to the contingent deferred sales charge or early withdrawal charge schedule imposed by the Participating Fund from which such shares were originally purchased.

Exchanges of Shares are sales of shares of one Participating Fund and purchases of shares of another Participating Fund. The sale may result in a gain or loss for federal income tax purposes. If the shares sold have been held for less than 91 days, the sales charge paid on such shares will be carried over and included in the tax basis of the shares acquired.

A shareholder wishing to make an exchange into the Fund from another Participating Fund may do so by sending a written request to Invesco Investment Services, by calling (800) 959-4246, or by visiting our web site at www.invesco.com/us. A shareholder automatically has these exchange privileges unless the shareholder indicates otherwise by checking the applicable box on the account application form. A shareholder wishing to make an exchange out of the Fund into another Participating Fund may do so by properly completing the repurchase offer materials at the time of the Fund’s next repurchase offer. In the case of telephone transactions, Invesco and its subsidiaries, including Invesco Investment Services, and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting upon telephone instructions, tape-recording telephone communications, and providing written confirmation of instructions communicated by telephone. If reasonable procedures are employed, none of Invesco, Invesco Investment Services or the Fund will be liable for following telephone instructions which it reasonably believes to be genuine. If the exchanging shareholder does not have an account in the fund whose shares are being acquired, a new account will be established with the same registration, dividend and capital gain dividend options (except dividend diversification) and authorized dealer of record as the account from which shares are exchanged, unless otherwise specified by the shareholder. In order to establish a systematic withdrawal plan for the new account (if such service is available) or reinvest dividends from the new account into another fund (if such service is available), however, an exchanging shareholder must submit a specific request.

The Fund and Invesco Distributors reserve the right to reject or limit any order to purchase Fund Shares through exchange or otherwise and to close any shareholder account when they believe it is in the best interests of the Fund. Certain patterns of past exchanges and/or purchase or sale transactions involving the Fund or other Participating Funds may result in the Fund rejecting or limiting, in the Fund’s or Invesco Distributors’ discretion, additional purchases and/or exchanges. Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions. The Fund may modify, restrict or terminate the exchange privilege at any time. Shareholders will receive 60 days’ notice of any termination or material amendment to this exchange privilege.

For purposes of determining the sales charge rate previously paid on Class A Shares, all sales charges paid on the exchanged shares and on any shares previously exchanged for such shares or for any of their predecessors shall be included. If the exchanged shares were acquired through reinvestment, those shares are deemed to have been sold with a sales charge rate equal to the rate previously paid on the shares on which the dividend or distribution was paid. If a shareholder exchanges less than all of such shareholder’s shares, the shares upon which the highest sales charge rate was previously paid are deemed exchanged first.

Exchange requests into the Fund from other Participating Funds received on a business day prior to the time shares of the funds involved in the request are priced will be processed on the date of receipt. Exchange requests out of the Fund into other Participating Funds are processed after the Fund makes a repurchase pursuant to a repurchase offer. “Processing” a request means that shares of the fund which the shareholder is tendering for repurchase or redeeming will be repurchased or redeemed at the net asset value per share determined on the Fund’s next repurchase pricing date in the following repurchase offer, in the case of exchanges out of the Fund, or on the date of receipt, in the case of exchanges out of other Participating Funds. Shares of the fund that the shareholder is purchasing will also normally be purchased at the net asset value per share, plus any applicable sales charge, next determined on the date of receipt. Exchange requests received on a business day after the time that shares of the funds involved in the request are priced will be processed on the next business day, in the case of exchanges into the Fund, or after the Fund makes a repurchase pursuant to a repurchase offer, in the case of exchanges out of the Fund, in the manner described herein.

As described under “Purchase of Shares — Class A Shares,” there is no sales charge payable on Class A Shares at the time of purchase on investments of $1 million or more, but an early withdrawal charge (“EWC-Class A”) may be imposed on certain repurchases made within eighteen months of purchase. For purposes of the EWC-Class A and the contingent deferred sales charge on certain redemptions of Class A Shares of other Participating Funds (“CDSC-Class A”), when shares of a Participating Fund are exchanged for shares of another Participating Fund, the purchase date for the shares acquired by exchange will be assumed to be the date on which shares were purchased in the fund from which the exchange was made. If the exchanged shares themselves are acquired through an exchange, the purchase date is assumed to carry over from the date of the original election to purchase shares subject to a CDSC-Class A or EWC-Class A rather than a front-end load sales charge. In determining whether a CDSC-Class A or EWC-Class A is payable, it is assumed that shares being redeemed or repurchased first are any shares in the shareholder’s account not subject to a CDSC-Class A or EWC-Class A, followed by shares held the longest in the shareholder’s account. The CDSC-Class A or EWC-Class A is assessed on an amount equal to the lesser of the then current market value or the cost of the shares being redeemed or repurchased. Accordingly, no CDSC-Class A or EWC-Class A is imposed on increases in net asset value above the initial purchase price. In addition, no CDSC-Class A or EWC-Class A is assessed on shares derived from reinvestment of dividends or capital gain dividends.

Retirement plans. Eligible investors may establish individual retirement accounts (“IRAs”); Employee Pension Plans (“SEPs”); 401(k) plans; 403(b)(7) plans in the case of employees of public school systems and certain non-profit organizations; or other pension or profit sharing plans. Documents and forms containing detailed information regarding these plans are available from Invesco Distributors.

The illiquid nature of the Shares may affect the nature of distributions from tax-sheltered retirement plans and may affect the ability of participants in such plans to rollover assets to other tax-sheltered retirement plans.

Description of Shares

The Fund was organized as a Massachusetts business trust on July 14, 1989 and was redomesticated as a Delaware statutory trust on October 15, 2012. The Fund is governed by an Amended and Restated Agreement and Declaration of Trust dated May 15, 2012, as amended to the date hereof (the “Declaration of Trust”).

The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional common shares of beneficial interest. The Declaration of Trust provides that the trustees of the Fund may authorize separate classes of Shares. Each Share represents an equal proportionate interest in the assets of the Fund with each other Share in the Fund.

The Declaration of Trust provides that no shareholder of the Fund shall be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to, the Fund. Neither the Fund nor the Trustees, nor any officer, employee, or agent of the Fund shall have any power to bind personally any shareholder or to call upon any shareholder for the payment of any sum of money or assessment whatsoever other than (i) such as the shareholder may at any time personally agree to pay by way of subscription for any Shares or otherwise, or (ii) any indemnification payment owed to the Fund by the shareholder pursuant to the Declaration of Trust. The shareholders shall be entitled, to the fullest extent permitted by applicable law, to the same limitation of personal liability as is extended under the Delaware General Corporation Law to stockholders of private corporations for profit.

The Fund currently continuously offers three classes of Shares, designated as Class A Shares, Class C Shares and Class Y Shares. The Fund also has Class B Shares, Class IB Shares and Class IC Shares, which are not continuously offered. The only new Class B Shares, Class IB Shares and Class IC Shares to be issued are those Class B Shares, Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestments. Class B Shares of the Fund may also be issued in connection with an exchange from Class B Shares of other Invesco funds. Other classes may be established from time to time in accordance with the provisions of the Declaration of Trust. Each class of Shares of the Fund generally is identical in all respects except that each class of Shares may be subject to its own sales charge or early withdrawal charge schedule and its own distribution and service expenses. Each class of Shares also has exclusive voting rights with respect to its distribution and service fees, if any.

Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board of Trustees. The Declaration of Trust also authorizes the Fund to borrow money and in this connection issue notes or other evidence of indebtedness. The terms of any borrowings may limit the payment of dividends to shareholders.

The Fund does not intend to hold annual meetings of shareholders. At meetings, Shares of the Fund entitle their holders to one vote per Share; however, separate votes are taken by each class of Shares on matters affecting an individual class of Shares.

In the event of liquidation of the Fund, the Fund will pay or make reasonable provision to pay all claims and obligations of the Fund, including all contingent, conditional or unmatured claims and obligations known to the Fund, and all claims and obligations which are known to the Fund, but for which the identity of the claimant is unknown, and claims and obligations that have not been made known to the Fund or that have not arisen but that, based on the facts known to the Fund, are likely to arise or to become known to the Fund within 10 years after the date of dissolution of the Fund. Any remaining assets held with respect to the Fund shall be distributed to the shareholders.

Pursuant to the Fund’s Bylaws, except as otherwise required by applicable law, the Fund will not issue share certificates and no shareholder shall have the right to demand or require that a certificate be issued. The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund’s knowledge, is there, or is there expected to be, any secondary trading market in the Shares. Shares of the Fund issued before June 13, 2003 were redesignated as Class B Shares. Class C Shares of the Fund were not issued prior to June 13, 2003. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new Class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares (the new Class B Shares and new Class C Shares have different fees, expenses and other characteristics than the Class B Shares and Class C Shares issued prior to February 18, 2005, which Shares are now redesignated as Class IB Shares and Class IC Shares, respectively). Effective November 30, 2010, Class B Shares of the Fund are not continuously offered. On November 5, 2013, the Fund commenced offering Class Y Shares.

The following table sets forth, for the quarterly periods ending on the dates set forth below, the high and low net asset value per Share for each class of Shares, except for Class Y Shares, during such period:

Quarterly	Class A		Class B		Class C		Class IB		Class IC
Period Ending	High	Low	High	Low	High	Low	High	Low	High	Low

March 31, 2013	$6.94	$6.82	$6.96	$6.84	$6.94	$6.82	$6.95	$6.82	$6.94	$6.82

December 31, 2012	$6.86	$6.78	$6.88	$6.80	$6.85	$6.78	$6.86	$6.78	$6.86	$6.78

September 30, 2012	$6.79	$6.60	$6.81	$6.59	$6.79	$6.59	$6.79	$6.60	$6.79	$6.60

June 30, 2012	$6.68	$6.52	$6.68	$6.51	$6.68	$6.51	$6.68	$6.52	$6.68	$6.52

March 31, 2012	$6.60	$6.38	$6.60	$6.38	$6.60	$6.38	$6.61	$6.39	$6.61	$6.39

December 31, 2011	$6.41	$6.16	$6.41	$6.16	$6.41	$6.16	$6.41	$6.17	$6.41	$6.16

September 30, 2011	$6.70	$6.21	$6.69	$6.21	$6.69	$6.21	$6.70	$6.22	$6.69	$6.21

June 30, 2011	$6.77	$6.66	$6.76	$6.66	$6.76	$6.66	$6.77	$6.67	$6.77	$6.66

March 31, 2011	$6.73	$6.54	$6.73	$6.54	$6.73	$6.54	$6.73	$6.55	$6.73	$6.55

As of June 12, 2013, the net asset value per Class A Share was $6.94, the net asset value per Class B Share was $6.97, the net asset value per Class C Share was $6.95, the net asset value per Class IB Share was $6.95 and the net asset value per Class IC Share was $6.95. On November 5, 2013, the Fund commenced offering Class Y Shares.

The following table sets forth certain information with respect to the Shares as of February 28, 2013:

		(3)	(4)
		Amount	Amount
		Held	Outstanding
	(2)	by Fund for	Exclusive of
(1)	Amount	its Own	Amount Shown
Title of Class	Authorized	Account	Under (3)

Class A Shares	unlimited	0	17,921,785

Class B Shares	unlimited	0	1,864,897

Class C Shares	unlimited	0	20,623,159

Class Y Shares	unlimited	0	0

Class IB Shares	unlimited	0	127,286,598

Class IC Shares	unlimited	0	10,644,143

Anti-Takeover Provisions in
the Declaration of Trust
The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees by discouraging a third party from seeking to obtain control of the Fund. In addition, in the event a secondary market were to develop in the Shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices.

Certain transactions between the Fund and Principal Shareholders of the Fund require approval of the Board of Trustees followed by the affirmative vote of the holders of not less than 75% of the outstanding Shares entitled to vote, unless such transaction has been previously approved by the affirmative vote of at least two-thirds (66 2/3%) of the Board of Trustees, in which case the affirmative vote “a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund with each class of Shares voting, which requires the affirmative vote of the lesser of 50% of the outstanding Shares or 67% of the Shares present in person or by proxy, provided that at least 50% of the outstanding shares are present. For purposes of these provisions, a “Principal Shareholder” of the Fund is defined as any person or group (within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934), that is the beneficial owner, directly or indirectly, of five percent (5%) or more of the Shares of the Fund and shall include any affiliate or associate of a Principal Shareholder, but shall not include the investment adviser of the Fund or any affiliated person of the investment adviser of the Fund. The transactions subject to these voting requirements are: (i) the issuance of any securities of the Fund or any of its subsidiaries to any Principal Shareholder for cash (other than pursuant to any dividend reinvestment plan), (ii) the sale, lease or exchange of all or any substantial part of the assets of the Fund or any of its subsidiaries to any Principal Shareholder (except assets having an aggregate fair market value of less than two percent (2%) of the total assets of the Fund or any of its subsidiaries, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period), or (iii) the sale, lease, or exchange to the Fund or any subsidiary thereof, in exchange for securities of the Fund or any of its subsidiaries, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than two percent (2%) of the total assets of the Fund or any of its subsidiaries, aggregating for the purpose of such computation, all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

A trustee may be removed from office at any time, with or without cause, by written instrument signed by at least 75% of the number of Trustees prior to such removal, specifying the date when such removal shall become effective; provided that through June 30, 2013, such instrument shall be signed by at least eighty percent (80%) of the number of Trustees prior to such removal.

The Fund may merge or consolidate with any other entity or may sell, convey or transfer all or substantially all of the Fund’s assets upon such terms and conditions and for such consideration when and as authorized the Board of Trustees followed by the affirmative vote of the holders of not less than 75% of the outstanding Shares entitled to vote, unless such transaction has been previously approved by the affirmative vote of at least two-thirds (66 2/3%) of the Board of Trustees, in which case the affirmative vote “a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund, which requires the affirmative vote of the lesser of 50% of the outstanding Shares or 67% of the Shares present in person or by proxy, provided that at least 50% of the outstanding shares are present.

The Fund may be dissolved only upon approval by the Board of Trustees followed by a vote of not less than 75% of the outstanding Shares entitled to vote, provided that if the affirmative vote of at least seventy-five percent (75%) of the Board of Trustees approves the dissolution, no vote of shareholders shall be required to dissolve the Trust.

The Fund may be converted from a “closed-end company” to an “open-end company” only upon approval by the Board of Trustees followed by a vote of not less than 75% of the outstanding Shares entitled to vote, provided that if the affirmative vote of at least seventy-five percent (75%) of the Board of Trustees approves the dissolution, no vote of shareholders shall be required to dissolve the Trust.

The above described provisions in the Declaration of Trust regarding Principal Shareholders, dissolution, conversion and mergers, consolidations and sales of assets cannot be amended without the approval by the Board of Trustees followed by the affirmative vote of the holders of not less than 75% of the outstanding Shares entitled to vote, unless such transaction has been previously approved by the affirmative vote of at least two-thirds (66 2/3%) of the Board of Trustees, in which case the affirmative vote “a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund, which requires the affirmative vote of the lesser of 50% of the outstanding Shares or 67% of the Shares present in person or by proxy, provided that at least 50% of the outstanding shares are present.

Upon the occurrence of any event requiring the Fund to hold annual meeting of the Fund’s shareholders at which trustees of the Fund are to be elected, the Board of Trustees will be divided into three classes, with the terms of one class expiring at each annual meeting of shareholders. At each annual meeting, one class of trustees would be elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the Board of Trustees.

The Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Federal Income Taxation

The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Code. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income distributed to shareholders. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98.2% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts.

If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, it would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would generally be taxed to certain noncorporate U.S. shareholders (including individuals) as “qualified dividend income” eligible for reduced maximum rates.

Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund’s net capital gain designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders. The Fund expects that its distributions will consist primarily of ordinary income and capital gain dividends. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder (assuming such Shares are held as a capital asset).

Although distributions generally are treated as taxable in the year they are paid, distributions declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Fund distributions generally will not qualify for the corporate dividends received deduction.

Current law provides for reduced federal income tax rates on (i) long-term capital gains received by individuals and certain other non-corporate taxpayers and (ii) “qualified dividend income” received by individuals and certain other non-corporate taxpayers from certain domestic and foreign corporations. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for such reduced rates for “qualified dividend income” to apply. Because the Fund intends to invest primarily in Senior Loans and other senior debt securities, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rates applicable to “qualified dividend income.” To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains.

Foreign shareholders, including shareholders who are non-resident aliens, may be subject to U.S. withholding tax on certain distributions (whether received in cash or in shares) at a rate of 30% or such lower rate as prescribed by an applicable treaty.

Foreign shareholders must provide documentation to the Fund certifying their non-United States status. Prospective foreign investors should consult their advisers concerning the tax consequences to them of an investment in Shares of the Fund.

The sale or exchange of Shares in connection with a repurchase of Shares, as well as certain other transfers, will be a taxable transaction for federal income tax purposes. Except as discussed below, selling shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares are held as a capital asset, the gain or loss will be a capital gain or loss.

Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

It is possible, although the Fund believes it is unlikely, that, in connection with a repurchase offer, distributions to tendering shareholders may be subject to tax as ordinary income (rather than as gain or loss).

Backup withholding rules require the Fund, in certain circumstances, to withhold federal income tax from dividends and certain other payments, including repurchase proceeds, paid to shareholders who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and make certain required certifications (including certifications as to foreign status, if applicable), or who are otherwise subject to backup withholding.

The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their own advisers regarding the specific federal income tax consequences of purchasing, holding and disposing of Shares of the Fund, as well as the effects of state, local and foreign tax laws and any proposed tax law changes. For more information, see the “Taxation” section in the Fund’s Statement of Additional Information.

Communications With
Shareholders/
Performance Information

The Fund will send semiannual and annual reports to shareholders, including a list of the portfolio investments held by the Fund.

From time to time, advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper Analytical Services, Inc., Business Week, Forbes or other industry publications and may include information regarding other short term money market rates, including, but not limited to, the Prime Rate quoted by U.S. money center commercial bank(s), the three-month Treasury Bill Rate and/or the three-month LIBOR rates from creditworthy international bank(s).

The Fund’s distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund’s distributions per Share during such a monthly distribution period and dividing the annualized distribution by the Fund’s maximum offering price per Share on the last day of such period.

When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per Share can be expected to fluctuate over time.

Custodian, Dividend
Disbursing Agent and
Transfer Agent

State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, is the custodian of the Fund and has custody of the securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. State Street Bank and Trust Company also will perform certain accounting services for the Fund pursuant to the fund accounting agreement between it and the Fund. Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, Missouri 64212-9078 is the dividend disbursing agent and transfer agent of the Fund. The transfer agency fees are determined through negotiations with the Fund and are approved by the Fund’s Board of Trustees. The transfer agency fees are based on competitive benchmarks.

Legal Opinions

Certain legal matters in connection with the Shares offered hereby have been passed upon for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP.

Independent Registered
Public Accounting Firm

The financial statements for the period ended February 28, 2013, incorporated by reference into the Statement of Additional Information, have been [          ] by [          ], an independent registered public accounting firm, as stated in their report also incorporated by reference into the Statement of Additional Information, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements for the period ending August 31, 2013, incorporated by reference into the statement of additional information, have not been [          ] by [          ].

Additional Information

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the registration statement that the Fund has filed with the SEC. The complete registration statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations.

Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

for the Statement of
Additional Information

Page

General Information	B-2

Investment Objective, Investment Strategies and Risks	B-3

Investment Restrictions	B-3

Trustees and Officers	B-5

Advisory Agreement	B-15

Fund Management	B-17

Distribution and Service	B-20

Portfolio Transactions and Brokerage Allocation	B-21

Shareholder Services	B-23

Net Asset Value	B-25

Early Withdrawal Charge — Class A	B-25

Waiver of Early Withdrawal Charges	B-26

Taxation	B-27

Other Information	B-32

Financial Statements	B-32

Appendix A — Ratings of Debt Securities	A-1

Appendix B — Proxy Voting Policies	B-1

For More Information

Existing Shareholders or Prospective Investors

•	Call your broker
•	Web Site
www.invesco.com/us

•	FundInfo®
Automated Telephone System 800-959-4246

Dealers

•	Web Site
www.invesco.com/us

•	FundInfo®
Automated Telephone System 800-959-4246

Invesco Senior Loan Fund
1555 Peachtree Street, N.E.
Atlanta, Georgia 30309

Investment Adviser
Invesco Advisers, Inc.
1555 Peachtree Street, N.E.
Atlanta, Georgia 30309

Investment Sub-Adviser
Invesco Senior Secured Management, Inc.
1166 Avenue of Americas
New York, New York 10036

Principal Underwriter
Invesco Distributors, Inc.
11 Greenway Plaza, Suite 1000
Houston, Texas 77046-1173

Dividend Disbursing Agent and Transfer Agent
Invesco Investment Services, Inc.
11 Greenway Plaza
Suite 1000
Houston, Texas 77046-1173

Custodian
State Street Bank and Trust Company
225 Franklin
Boston, Massachusetts 02110-2801
Attn: Invesco Senior Loan Fund

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Independent Registered Public Accounting Firm
[          ]

Invesco Senior Loan Fund

A Statement of Additional Information, which contains more details about the Fund, is incorporated by reference in its entirety into this Prospectus.

You will find additional information about the Fund in its annual and semiannual reports to shareholders. The annual report explains the market conditions and investment strategies affecting the Fund’s performance during its last fiscal year.

You can ask questions or obtain a free copy of the Fund’s annual and semiannual reports or its Statement of Additional Information by calling 800.959-4246. Free copies of the Fund’s reports and its Statement of Additional Information are available from our web site at www.invesco.com/us.

Information about the Fund, including its reports and Statement of Additional Information, has been filed with the Securities and Exchange Commission (“SEC”). It can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC or on the EDGAR database on the SEC’s internet site (www.sec.gov). Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 202.551.8090. You can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Section of the SEC, Washington, DC 20549-0102.

This Prospectus is dated
November [  ], 2013

CLASS A SHARES
CLASS B SHARES
CLASS C SHARES
CLASS Y SHARES
CLASS IB SHARES
CLASS IC SHARES
The Fund’s Investment Company Act File No. is 811-05845.

Invesco Distributors, Inc.
11 Greenway Plaza, Suite 1000
Houston, TX 77046-1173
www.invesco.com/us
All rights reserved. Member FINRA/SIPC
VK-SLO-PRO-1 11/13

The Information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION — Dated September 6, 2013

STATEMENT OF ADDITIONAL INFORMATION

INVESCO SENIOR LOAN FUND

Invesco Senior Loan Fund’s (the “Fund”) investment objective is to provide a high level of current income, consistent with preservation of capital.

The Fund is organized as a diversified, closed-end management investment company.

This Statement of Additional Information (the “SAI”) is not a prospectus. This SAI should be read in conjunction with the Prospectus for the Fund dated November [  ], 2013. This SAI does not include all the information that a prospective investor should consider before purchasing Class A, Class C or Class Y Shares (collectively with the Fund’s Class B Shares, Class IB Shares and Class IC Shares, which are not continuously offered, the “Shares”) of the Fund. Investors should obtain and read the Prospectus prior to purchasing Shares. The Prospectus, the SAI and the Fund’s Annual and Semiannual Reports may be obtained without charge from our web site at www.invesco.com/us or any of these materials may be obtained without charge by writing or calling Invesco Distributors Inc. at 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173 or (800) 959-4246. This SAI incorporates by reference the entire Prospectus.

Page

General Information	B-2
Investment Objective, Investment Strategies and Risks	B-3
Investment Restrictions	B-3
Trustees and Officers	B-5
Advisory Agreement	B-15
Fund Management	B-17
Distribution and Service	B-20
Portfolio Transactions and Brokerage Allocation	B-21
Shareholder Services	B-23
Net Asset Value	B-25
Early Withdrawal Charge — Class A	B-25
Waiver of Early Withdrawal Charges	B-26
Taxation	B-27
Other Information	B-32
Financial Statements	B-32
Appendix A — Ratings of Debt Securities	A-1
Appendix B — Proxy Voting Policies	B-1

The Prospectus and this SAI omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, Washington, DC (the “SEC”). These items may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s office at no charge.

This Statement of Additional Information is dated November [  ], 2013.

VK-SLO-SOAI-1 11/13

B-1

GENERAL INFORMATION

As of [October   , 2013], no person was known by the Fund to own beneficially or to hold of record 5% or more of the outstanding Class A Shares, Class B Shares, Class C Shares, Class IB Shares or Class IC Shares of the Fund, except as follows:

		Approximate
		Percentage of
	Class	Ownership
Name and Address of Holder	of Shares	on [October , 2013]

First Clearing, LLC*	A	20.95%
Special Custody Acct for the Exclusive Benefit of Customer	B	32.66%
2801 Market St.	C	18.60%
Saint Louis, MO 63103-2523	IB	10.85%
	IC	13.39%

MLPF&S for the Sole Benefit of Its Customers*	A	8.33%
Attn: Fund Administration 97FW6	B	8.77%
4800 Deer Lake Dr. E, 2nd Floor	C	11.24%
Jacksonville, FL 32246-6484	IC	6.00%

Morgan Stanley Smith Barney*	A	15.90%
Harborside Financial Center	C	31.93%
Plaza 2, 3rd Floor	IB	40.88%
Jersey City, NJ 07311	IC	24.50%

National Financial Services LLC	A	9.95%
FEBO Customers Mutual Funds	B	7.79%
200 Liberty St., 1WFC	C	6.36%
New York, NY 10281-1003	IC	5.86%

Pershing LLC*	A	11.54%
1 Pershing Plaza	B	10.21%
Jersey City, NJ 07399-0002	C	6.59%
	IB	5.32%
	IC	7.81%

Raymond James	A	6.68%
Omnibus for Mutual Funds	B	6.29%
Attn: Courtney Waller	C	6.68%
880 Carillon Parkway
St. Petersburg, FL 33716-1102

UBS WM USA	IC	5.58%
Omni Account M/F
Attn: Department Manager
499 Washington Blvd. 9th Floor
Jersey City, NJ 07310-2055

*	Shares held “of record” only.

On November [  ], 2013, the Fund commenced offering Class Y Shares.

B-2

INVESTMENT OBJECTIVE,
INVESTMENT STRATEGIES AND RISKS

The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund invests primarily in adjustable rate senior loans (“Senior Loans”). Although the Fund’s net asset value will vary, the Fund’s policy of acquiring interests in floating or variable rate Senior Loans should minimize the fluctuations in the Fund’s net asset value as a result of changes in interest rates. The Fund’s net asset value may be affected by changes in borrower credit quality and other factors with respect to Senior Loan interests in which the Fund invests. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. For further discussion of the characteristics of Senior Loan interests and associated special risk considerations, see “Investment Objective and Principal Investment Strategies” and “Risks” in the Prospectus.

Temporary Defensive Strategies

When market conditions dictate a more defensive investment strategy as described in the Fund’s prospectus, the Fund may deviate temporarily from fundamental and non-fundamental investment policies without a shareholder vote or without prior contemporaneous notification to shareholders during exigent situations.

INVESTMENT RESTRICTIONS

The Fund’s investment objective and the following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund’s outstanding Shares. All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval. The percentage limitations contained in the restrictions and policies set forth herein apply at the time of purchase of securities. With respect to the limitations on the issuance of senior securities, the percentage limitations apply at the time of purchase and on an ongoing basis. In accordance with the foregoing, the Fund may not:

1.	Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Fund’s total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund’s assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the Borrower under a Loan Agreement and the Lender selling a Participation to the Fund together with any other persons interpositioned between such Lender and the Fund with respect to a Participation.

2.	Purchase any security if, as a result of such purchase, more than 25% of the Fund’s total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purposes of this restriction); provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

3.	Issue senior securities nor borrow money, except that the Fund may issue senior securities or borrow money to the extent permitted by (i) the 1940 Act, (ii) the rules or regulations promulgated by the Commission under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.

4.	Make loans of money or property to any person, except for obtaining interests in Senior Loans in accordance with its investment objective, through loans of portfolio securities or the acquisition of securities subject to repurchase agreements.

B-3

5.	Buy any security “on margin.” Neither the deposit of initial or variation margin in connection with hedging transactions nor short-term credits as may be necessary for the clearance of such transactions is considered the purchase of a security on margin.

6.	Sell any security “short,” write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except to the extent that the hedging transactions in which the Fund may engage would be deemed to be any of the foregoing transactions.

7.	Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Fund.

8.	Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under Loan Agreements would be deemed to constitute such control or participation.

9.	Invest in securities of other investment companies, except as part of a merger, consolidation or other acquisitions. The Fund will rely on representations of Borrowers in Loan Agreements in determining whether such Borrowers are investment companies.

10.	Buy or sell oil, gas or other mineral leases, rights or royalty contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements. In addition, the Fund may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

11.	Purchase or sell real estate, commodities or commodities contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements, except to the extent the interests in Senior Loans the Fund may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Fund may invest in are considered to be commodities or commodities contracts.

12.	Notwithstanding the investment policies and restrictions of the Fund, upon approval of the Board of Trustees, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund.

The latter part of one of the Fund’s fundamental investment restrictions (i.e., the reference to “to the extent permitted by (i) the 1940 Act, (ii) the rules and regulations promulgated by the Commission under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act”) provides the Fund with flexibility to change its limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in the restriction provides the necessary flexibility to allow the Fund’s Board to respond efficiently to these kinds of developments without the delay and expense of a shareholder meeting.

Non-Fundamental Policies

For purposes of investment restriction number 2, the Fund has adopted supplementally a more restrictive non-fundamental investment policy that in effect changes the phrase “more than 25%” to “25% or more.” For purposes of investment restriction number 2 and the supplement just described, the Fund will consider all relevant factors in determining whether to treat the Lender selling a Participation and any persons interpositioned between such Lender and the Fund as an issuer, including: the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund’s custodian); the credit quality of such Lender or interpositioned person; general economic conditions applicable to such Lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such Lender or interpositioned person incurred by the Fund. With respect to the fundamental investment restriction number 4 regarding the loan of portfolio securities, although the Fund is permitted under such restriction to make loans of its portfolio securities, the Fund does not currently have an intention to do so.

B-4

The Fund has adopted additional fundamental policies in relation to its repurchase offers, which similarly cannot be changed without the approval of the holders of a majority of the Fund’s outstanding Shares. A description of these policies is provided in the Fund’s Prospectus under the heading “Repurchase of Shares.”

The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund’s investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders.

Fund Structure. The Fund’s fundamental investment policies and restrictions give the Fund the flexibility to pursue its investment objective through a fund structure commonly known as a “master-feeder” structure. If the Fund converts to a master-feeder structure, the existing shareholders of the Fund would continue to hold their Shares of the Fund and the Fund would become a feeder-fund of the master-fund. The value of a shareholder’s Shares would be the same immediately after any conversion as the value immediately before such conversion. Use of this master-feeder structure potentially would result in increased assets invested among the collective investment vehicle of which the Fund would be a part, thus allowing operating expenses to be spread over a larger asset base, potentially achieving economies of scale. Any such conversion to a master-feeder structure would be effected by the Board of Trustees without a shareholder vote. In such case, the Fund would inform shareholders of this conversion by supplementing the Fund’s Prospectus. The Fund’s Board of Trustees presently does not intend to effect any conversion of the Fund to a master-feeder structure.

TRUSTEES AND OFFICERS

The business and affairs of the Fund are managed under the direction of the Fund’s Board of Trustees (the “Board”) and the Fund’s officers appointed by the Board. The tables below list the trustees and executive officers of the Fund and their principal occupations, other directorships held by trustees and their affiliations, if any, with the Adviser or its affiliates, or Invesco Van Kampen Exchange Corp. The “Fund Complex” includes each of the investment companies advised by the Adviser as of the date of this SAI. Trustees serve until their successors are duly elected and qualified. Officers are annually elected by the Board.

Independent Trustees

Number of
Funds in
		Term of		Fund
		Office and		Complex
	Position(s)	Length of		Overseen
Name, Age and Address(1)	Held with	Time	Principal Occupation(s)	by	Other Directorships
of Independent Trustee	Fund	Served	During Past 5 Years	Trustee	Held by Trustee

David C. Arch — 1945	Trustee	Trustee since 1988	Chairman and Chief Executive Officer of Blistex Inc., (a consumer health care products manufacturer). Formerly: Member of the Heartland Alliance Advisory Board, a nonprofit organization serving human needs based in Chicago.	131	Trustee/Managing General Partner of funds in the Fund Complex. Board member of the Illinois Manufacturers’ Association. Member of the Board of Visitors, Institute for the Humanities, University of Michigan.

B-5

				Number of
				Funds in
		Term of		Fund
		Office and		Complex
	Position(s)	Length of		Overseen
Name, Age and Address(1)	Held with	Time	Principal Occupation(s)	by	Other Directorships
of Independent Trustee	Fund	Served	During Past 5 Years	Trustee	Held by Trustee

Jerry D. Choate — 1938	Trustee	Trustee since 2006	Retired. From 1995 to 1999, Chairman and Chief Executive Officer of the Allstate Corporation (“Allstate”) and Allstate Insurance Company. From 1994 to 1995, President and Chief Executive Officer of Allstate. Prior to 1994, various management positions at Allstate.	13	Trustee/Managing General Partner of funds in the Fund Complex. Director since 1998 and member of the governance and nominating committee, executive committee, compensation and management development committee and equity award committee, of Amgen Inc., a biotechnological company. Director since 1999 and member of the nominating and governance committee and compensation and executive committee, of Valero Energy Corporation, a crude oil refining and marketing company. Previously, from 2006 to 2007, Director and member of the compensation committee and audit committee, of H&R Block, a tax preparation services company.

Linda Hutton Heagy — 1948	Trustee	Trustee since 2006	Retired. Prior to June 2008, Managing Partner of Heidrick & Struggles, the second largest global executive search firm, and from 2001-2004, Regional Managing Director of U.S. operations at Heidrick & Struggles. Prior to 1997, Managing Partner of Ray & Berndtson, Inc., an executive recruiting firm. Prior to 1995, Executive Vice President of ABN AMRO, N.A., a bank holding company, with oversight for treasury management operations including all non-credit product pricing. Prior to 1990, experience includes Executive Vice President of The Exchange National Bank with oversight of treasury management including capital markets operations, Vice President of Northern Trust Company and a trainee at Price Waterhouse.	13	Trustee/Managing General Partner of funds in the Fund Complex. Prior to 2010, Trustee on the University of Chicago Medical Center Board, Vice Chair of the Board of the YMCA of Metropolitan Chicago and a member of the Women’s Board of the University of Chicago.

R. Craig Kennedy — 1952	Trustee	Trustee since 2006	Director and President of the German Marshall Fund of the United States, an independent U.S. foundation created to deepen understanding, promote collaboration and stimulate exchanges of practical experience between Americans and Europeans. Formerly, advisor to the Dennis Trading Group Inc., a managed futures and option company that invests money for individuals and institutions. Prior to 1992, President and Chief Executive Officer, Director and member of the Investment Committee of the Joyce Foundation, a private foundation.	13	Trustee/Managing General Partner of funds in the Fund Complex. Director of First Solar, Inc. Advisory Board, True North Ventures.

Hugo F. Sonnenschein — 1940	Trustee	Trustee since 1994	Distinguished Service Professor and President Emeritus of the University of Chicago and the Adam Smith Distinguished Service Professor in the Department of Economics at the University of Chicago. Prior to July 2000, President of the University of Chicago.	131	Trustee/Managing General Partner of funds in the Fund Complex. Trustee of the University of Rochester and a member of its investment committee. Member of the National Academy of Sciences, the American Philosophical Society and a fellow of the American Academy of Arts and Sciences.

B-6

Number of
Funds in
		Term of		Fund
		Office and		Complex
	Position(s)	Length of		Overseen
Name, Age and Address(1)	Held with	Time	Principal Occupation(s)	by	Other Directorships
of Independent Trustee	Fund	Served	During Past 5 Years	Trustee	Held by Trustee

Suzanne H. Woolsey — 1941	Trustee	Trustee since 2006	Chief Executive Officer of Woolsey Partners LLC. Chief Communications Officer of the National Academy of Sciences and Engineering and Institute of Medicine/National Research Council, an independent, federally chartered policy institution, from 2001 to November 2003 and Chief Operating Officer from 1993 to 2001. Executive Director of the Commission on Behavioral and Social Sciences and Education at the National Academy of Sciences/National Research Council from 1989 to 1993. Prior to 1980, experience includes Partner of Coopers & Lybrand (from 1980 to 1989), Associate Director of the US Office of Management and Budget (from 1977 to 1980) and Program Director of the Urban Institute (from 1975 to 1977).	13	Trustee/Managing General Partner of funds in the Fund Complex. Independent Director and audit committee chairperson of Changing World Technologies, Inc., an energy manufacturing company, since July 2008. Independent Director and member of audit and governance committees of Fluor Corp., a global engineering, construction and management company, since January 2004. Director of Intelligent Medical Devices, Inc., a private company which develops symptom-based diagnostic tools for viral respiratory infections. Advisory Board member of ExactCost LLC, a private company providing activity-based costing for hospitals, laboratories, clinics, and physicians, since 2008. Chairperson of the Board of Trustees of the Institute for Defense Analyses, a federally funded research and development center, since 2000. Trustee from 1992 to 2000 and 2002 to present, current chairperson of the finance committee, current member of the audit committee, strategic growth committee and executive committee, and former Chairperson of the Board of Trustees (from 1997 to 1999), of the German Marshall Fund of the United States, a public foundation. Lead Independent Trustee of the Rocky Mountain Institute, a non-profit energy and environmental institute; Trustee since 2004. Chairperson of the Board of Trustees of the Colorado College; Trustee since 1995. Trustee of California Institute of Technology. Previously, Independent Director and member of audit committee and governance committee of Neurogen Corporation from 1998 to 2006; and Independent Director of Arbros Communications from 2000 to 2002.

B-7

Interested Trustee

Number of
Funds in
		Term of		Fund
		Office and		Complex
	Position(s)	Length of		Overseen
Name, Age and Address(1)	Held with	Time	Principal Occupation(s)	by	Other Directorships
of Interested Trustee	Fund	Served	During Past 5 Years	Trustee	Held by Trustee

Colin D. Meadows* — 1971	Trustee, President and Principal Executive Officer	Trustee since 2010	Chief Administrative Officer of Invesco Advisers, Inc. since 2006. Senior Managing Director and Chief Administrative Officer of Invesco, Ltd. since 2006. Prior to 2006, Senior Vice President of business development and mergers and acquisitions at GE Consumer Finance. Prior to 2005, Senior Vice President of strategic planning and technology at Wells Fargo Bank. From 1996 to 2003, associate principal with McKinsey & Company, focusing on the financial services and venture capital industries, with emphasis in the banking and asset management sectors.	13	None.
Wayne W. Whalen — 1939**	Trustee	Trustee since 1988	Of Counsel, and prior to 2010, partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to certain funds in the Fund Complex.	131	Trustee/Managing General Partner of funds in the Fund Complex. Director of the Mutual Fund Directors Forum, a nonprofit membership organization for investment directors. Chairman and Director of the Abraham Lincoln Presidential Library Foundation and Director of the Stevenson Center for Democracy.

(1)	The principal business address of each Trustee is c/o Invesco Senior Loan Fund, 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

*	Mr. Meadows is an interested person (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 (the “1940 Act”)) of the funds in the Fund Complex because he is an officer of the Adviser.

**	Mr. Whalen is an interested person (within the meaning of Section 2(a)(19) of the 1940 Act) of certain funds in the Fund Complex because his firm currently provides legal services as legal counsel to such funds in the Fund Complex.

B-8

Officers

Term of
Office and
	Position(s)	Length of
Name, Age and	Held with	Time	Principal Occupation(s)
Address(1) of Officer	Fund	Served	During Past 5 Years

John M. Zerr — 1962	Senior Vice President, Chief Legal Officer and Secretary	Officer since 2010	Director, Senior Vice President, Secretary and General Counsel, Invesco Management Group, Inc. (formerly known as Invesco Aim Management Group, Inc.) and Van Kampen Exchange Corp.; Senior Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Senior Vice President and Secretary, Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.); Director, Vice President and Secretary, Invesco Investment Services, Inc. (formerly known as Invesco Aim Investment Services, Inc.) and IVZ Distributors, Inc. (formerly known as INVESCO Distributors, Inc.); Director and Vice President, INVESCO Funds Group, Inc.; Senior Vice President, Chief Legal Officer and Secretary, The Invesco Funds; Manager, Invesco PowerShares Capital Management LLC; Director, Secretary and General Counsel, Invesco Investment Advisers LLC (formerly known as Van Kampen Asset Management); Secretary and General Counsel, Invesco Capital Markets, Inc. (formerly known as Van Kampen Funds Inc.) and Chief Legal Officer, PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust.

Formerly: Director and Vice President, Van Kampen Advisors Inc.; Director, Vice President, Secretary and General Counsel, Van Kampen Investor Services Inc.; Director, Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.); Director, Senior Vice President, General Counsel and Secretary, Invesco Aim Advisers, Inc. and Van Kampen Investments Inc.; Director, Vice President and Secretary, Fund Management Company; Director, Senior Vice President, Secretary, General Counsel and Vice President, Invesco Aim Capital Management, Inc.; Chief Operating Officer and General Counsel, Liberty Ridge Capital, Inc. (an investment adviser); Vice President and Secretary, PBHG Funds (an investment company) and PBHG Insurance Series Fund (an investment company); Chief Operating Officer, General Counsel and Secretary, Old Mutual Investment Partners (a broker-dealer); General Counsel and Secretary, Old Mutual Fund Services (an administrator) and Old Mutual Shareholder Services (a shareholder servicing center); Executive Vice President, General Counsel and Secretary, Old Mutual Capital, Inc. (an investment adviser); and Vice President and Secretary, Old Mutual Advisors Funds (an investment company).

Sheri Morris — 1964	Vice President, Treasurer and Principal Financial Officer	Officer since 2010	Vice President, Treasurer and Principal Financial Officer, The Invesco Funds; Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser); Vice President, PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust.

Formerly: Treasurer, PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust, and PowerShares Actively Managed Exchange-Traded Fund Trust; Vice President, Invesco Aim Advisers, Inc., Invesco Aim Capital Management, Inc. and Invesco Aim Private Asset Management, Inc.; Assistant Vice President and Assistant Treasurer, The Invesco Funds and Assistant Vice President, Invesco Advisers, Inc., Invesco Aim Capital Management, Inc. and Invesco Aim Private Asset Management, Inc.

B-9

Term of
Office and
	Position(s)	Length of
Name, Age and	Held with	Time	Principal Occupation(s)
Address(1) of Officer	Fund	Served	During Past 5 Years
Karen Dunn Kelley — 1960	Vice President	Officer since 2010	Head of Invesco’s World Wide Fixed Income and Cash Management Group; Director, Co-President, Co-Chief Executive Officer, and Co-Chairman, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A), Inc.) (registered investment adviser); Chairman, Invesco Senior Secured Management, Inc., Senior Vice President, Invesco Management Group, Inc. (formerly known as Invesco Aim Management Group, Inc.); Executive Vice President, Invesco Distributors, Inc. (formerly known as Invesco Aim Distributors, Inc.): Director, Invesco Mortgage Capital Inc. and Invesco Management Company Limited; Director and President, INVESCO Asset Management (Bermuda) Ltd.; Vice President, The Invesco Funds (other than AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) and Short-Term Investments Trust); and President and Principal Executive Officer, The Invesco Funds (AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust) and Short-Term Investments Trust only).

Formerly: Director, INVESCO Global Asset Management Limited and INVESCO Management S.A.; Senior Vice President, Van Kampen Investments Inc. and Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc. registered investment adviser); Vice President, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.); Director of Cash Management and Senior Vice President, Invesco Advisers, Inc. and Invesco Aim Capital Management, Inc.; President and Principal Executive Officer, Tax-Free Investments Trust; Director and President, Fund Management Company; Chief Cash Management Officer, Director of Cash Management, Senior Vice President, and Managing Director, Invesco Aim Capital Management, Inc.; Director of Cash Management, Senior Vice President, and Vice President, Invesco Advisers, Inc. and The Invesco Funds (AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), Short-Term Investments Trust and Tax-Free Investments Trust only).

Crissie M. Wisdom — 1969	Anti-Money Laundering Compliance Officer	Officer since 2013	Anti-Money Laundering Compliance Officer, Invesco Advisers, Inc. (formerly known as Invesco Institutional (N.A.), Inc.) (registered investment adviser), Invesco Capital Markets, Inc. (formerly known as Van Kampen Funds Inc.), Invesco Distributors, Inc., Invesco Investment Services, Inc., Invesco Management Group, Inc., Van Kampen Exchange Corp., The Invesco Funds, Invesco Funds (Chicago), and PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust, and PowerShares Actively Managed Exchange-Traded Fund Trust; and Fraud Prevention Manager and Controls and Risk Analysis Manager for Invesco Investment Services, Inc.

Valinda Arnett-Patton — 1959	Chief Compliance Officer	Officer since 2011	Chief Compliance Officer, The Invesco Funds (Chicago).

Formerly: Compliance Director, Invesco Fixed Income, Invesco; Deputy Compliance Officer, AIG Sun America Asset Management Corp.

(1)	The principal business address of each officer is c/o Invesco Senior Loan Fund, 1555 Peachtree Street N.E., Atlanta, Georgia 30309.

Board Qualifications, Diversity and Leadership Structure

The Board seeks to provide shareholders with a highly qualified, highly capable and diverse group of Board members reflecting the diversity of investor interests underlying the Fund and with a diversity of backgrounds, experience and skills that the Board considers desirable and necessary to its primary goal — protecting and promoting shareholders’ interests. While the Board does not require that its members meet specific qualifications, the Board has historically sought to recruit and continues to value individual Board members that add to the overall diversity of the Board — the objective is to bring varied backgrounds, experience and skills reflective of the wide range of the shareholder base and provide both contrasting and complementary skills relative to the other Board members to best protect and promote shareholders’ interests. Board diversity means bringing together different viewpoints, professional experience, investment experience, education, and other

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skills. As can be seen in the individual biographies above, the Board brings together a wide variety of business experience (including chairman/chief executive officer-level and director-level experience, including board committee experience, of several different types of organizations); varied public and private investment-related experience; not-for-profit experience; customer service and other back office operations experience; a wide variety of accounting, finance, legal, and marketing experience; academic experience; consulting experience; and government, political and military service experience. All of this experience together results in important leadership and management knowledge, skills and perspective that provide the Board understanding and insight into the operations of the Fund and add range and depth to the Board. As part of its governance oversight, the Board conducts an annual self-effectiveness survey which includes, among other things, evaluating the Board’s (and each committee’s) agendas, meetings and materials, conduct of the meetings, committee structures, interaction with management, strategic planning, etc., and also includes evaluating the Board’s (and each committee’s) size, composition, qualifications (including diversity of characteristics, experience and subject matter expertise) and overall performance.

The Board evaluates all of the foregoing and does not believe any single factor or group of factors controls or dominates the qualifications of any individual trustee or the qualifications of the trustees as a group. After considering all factors together, including each Trustee’s background, experience and skills summarized below, the Board believes that each Trustee is qualified to serve as a Trustee of the Fund.

David C. Arch.  Mr. Arch has been a member of the Board since 1988. The Board believes that Mr. Arch’s experience as the chairman and chief executive officer of a public company and as a member of the board of several organizations, his service as a Trustee of the Fund and his experience as a director of other investment companies benefits the Fund.

Jerry D. Choate.  Mr. Choate has been a member of the Board since 2006. The Board believes that Mr. Choate’s experience as the chairman and chief executive officer of a public company and a director of several public companies, his service as a Trustee of the Fund and his experience as a director of other investment companies benefits the Fund.

Linda Hutton Heagy.  Ms. Heagy has been a member of the Board since 2006. The Board believes that Ms. Heagy’s experience in executive positions at a number of banks and trust companies and as a member of the board of several organizations, her service as a Trustee of the Fund and her experience serving as a director of other investment companies benefits the Fund.

R. Craig Kennedy.  Mr. Kennedy has been a member of the Board since 2006. The Board believes that Mr. Kennedy’s experience in executive positions at a number of foundations, his investment experience, his service as a Trustee of the Fund and his experience serving as a director of other investment companies benefits the Fund.

Hugo F. Sonnenschein.  Mr. Sonnenschein has been a member of the Board since 1994. The Board believes that Mr. Sonnenschein’s academic experience, his economic expertise, his experience as a member of the board of several organizations, his service as a Trustee of the Fund and his experience as a director of other investment companies benefits the Fund.

Suzanne H. Woolsey.  Ms. Woolsey has been a member of the Board since 2006. The Board believes that Ms. Woolsey’s experience as a director of numerous organizations, her service as a Trustee of the Fund and her experience as a director of other investment companies benefits the Fund.

Colin D. Meadows.  Mr. Meadows has been a member of the Board since 2010. The Board believes that Mr. Meadows’ financial services and asset management experience benefits the Fund.

Wayne W. Whalen.  Mr. Whalen has been a member of the Board since 1988. The Board believes that Mr. Whalen’s legal experience, his service as a Trustee of the Fund and his experience as a director of other investment companies benefits the Fund.

For more information about the backgrounds, experience, and skills of each Trustee, see the individual biographies above.

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The Board’s leadership structure consists of a Chairman of the Board and two standing committees, each described below (and ad hoc committees when necessary), with each committee staffed by Independent Trustees and an Independent Trustee as Committee Chairman. The Chairman of the Board is not the principal executive officer of the Fund. The Chairman of the Board is not an “interested person” (as that term is defined by the 1940 Act) of the Adviser. However, the Chairman of the Board is an “interested person” (as that term is defined by the 1940 Act) of the Fund for the reasons described above in the Trustee biographies. The Board, including the independent trustees, periodically reviews the Board’s leadership structure for the Fund, including the interested person status of the Chairman, and has concluded the leadership structure is appropriate for the Fund. In considering the chairman position, the Board has considered and/or reviewed (i) the Fund’s organizational documents, (ii) the role of a chairman (including, among other things, setting the agenda and managing information flow, running the meeting and setting the proper tone), (iii) the background, experience and skills of the Chairman (including his independence from the Adviser), (iv) alternative structures (including combined principal executive officer/chairman, selecting one of the Independent Trustees as chairman and/or appointing an independent lead trustee), (v) rule proposals in recent years that would have required all fund complexes to have an independent chairman, (vi) the Chairman’s past and current performance, and (vii) the potential conflicts of interest of the Chairman (and noted their periodic review as part of their annual self-effectiveness survey and as part of an independent annual review by the Fund’s audit committee of Fund legal fees related to such potential conflict). In conclusion, the Board and the Independent Trustees have expressed their continuing support of Mr. Whalen as Chairman.

Board Role in Risk Oversight

The management of the Fund seeks to provide investors with disciplined investment teams, a research-driven culture, careful long-term perspective and a legacy of experience. The goal for the Fund is attractive long-term performance consistent with the objectives and investment policies and risks for the Fund, which in turn means, among other things, good security selection, reasonable costs and quality shareholder services. An important sub-component of delivering this goal is risk management — understanding, monitoring and controlling the various risks in making investment decisions at the individual security level as well as portfolio management decisions at the Fund level. The key participants in the risk management process of the Fund are the Fund’s portfolio managers, the Adviser’s senior management, the Adviser’s risk management group, the Adviser’s compliance group, the Fund’s chief compliance officer, and the various support functions (i.e. the custodian, the Fund’s accountants (internal and external), and legal counsel). While the Fund is subject to other risks such as valuation, custodial, accounting, shareholder servicing, etc., the Fund’s primary risk is understanding, monitoring and controlling the various risks in making portfolio management decisions consistent with the Fund’s objective and policies. The Board’s role is oversight of management’s risk management process. At regular quarterly meetings, the Board reviews Fund performance and factors, including risks, affecting such performance with the Adviser’s senior management, and the Board typically meets at least once a year with the portfolio managers of the Fund. At regular quarterly meetings, the Board reviews reports showing monitoring done by the Adviser’s risk management group, by the Adviser’s compliance group, the Fund’s chief compliance officer and reports from the Fund’s support functions.

Remuneration of Trustees

The compensation of Trustees and executive officers that are affiliated persons (as defined in 1940 Act) of the Adviser is paid by the respective affiliated entity. The Fund pays the non-affiliated Trustees an annual retainer and meeting fees for services to such funds.

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Additional information regarding compensation and benefits for Trustees is set forth below.

Compensation Table

		Fund Complex
	Aggregate
	Compensation	Total Compensation	Number of Funds
	from	from Fund	in Fund Complex
Name	the Fund(1)(2)	Complex(3)	Overseen by Trustee

Independent Trustees
David C. Arch	$14,813	$406,250	136
Jerry D. Choate	14,317	86,000	13
Linda Hutton Heagy	14,813	86,000	13
R. Craig Kennedy	14,813	86,000	13
Hugo F. Sonnenschein	14,813	426,700	136
Suzanne H. Woolsey	14,813	86,000	13
Interested Trustees
Colin D. Meadows	0	0	13
Wayne W. Whalen	14,813	393,000	136

(1)	The amounts shown in this column represent the aggregate compensation from the Fund to each Trustee for the Fund’s fiscal ended February 28, 2013.

(2)	The Fund does not accrue or pay retirement or pension benefits to Trustees as of the date of this SAI.

(3)	The amounts shown in this column are accumulated from the aggregate compensation of the operating investment companies in the Fund Complex for the calendar year ended December 31, 2012. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown in this column are presented on a calendar year basis.

Board Committees

The Board of Trustees has two standing committees (an audit committee and a governance committee). Each committee is comprised solely of “Independent Trustees”, which is defined for purposes herein as trustees who are not “interested persons” of the Fund as defined by the 1940 Act.

The Board’s audit committee consists of Jerry D. Choate, Linda Hutton Heagy and R. Craig Kennedy (Chair). The audit committee makes recommendations to the Board of Trustees concerning the selection of the Fund’s independent registered public accounting firm, reviews with such independent registered public accounting firm the scope and results of the Fund’s annual audit and considers any comments which the independent registered public accounting firm may have regarding the Fund’s financial statements, accounting records or internal controls. The Board has adopted a formal written charter for the audit committee which sets forth the audit committee’s responsibilities. The audit committee has reviewed and discussed the financial statements of the Fund with management as well as with the independent registered public accounting firm of the Fund, and discussed with the independent registered public accounting firm the matters required to be discussed under the Statement of Auditing Standards No. 114 (Auditor’s Communication With Those Charged With Governance). The audit committee has received the written disclosures and the letter from the independent registered public accounting firm required under the Public Company Accounting Oversight Board’s Ethics and Independence Rule 3526 and has discussed with the independent registered public accounting firm its independence. Based on this review, the audit committee recommended to the Board of Trustees of the Fund that the Fund’s audited financial statements be included in the Fund’s annual report to shareholders for the most recent fiscal year.

The Board’s governance committee consists of David C. Arch, Hugo F. Sonnenschein and Suzanne H. Woolsey (Chair). The governance committee identifies individuals qualified to serve as Independent Trustees on the Board and on committees of the Board, advises the Board with respect to Board composition, procedures and committees, develops and recommends to the Board a set of corporate governance principles applicable to the Fund, monitors corporate governance matters and makes recommendations to the Board, and acts as the administrative committee with respect to Board policies and procedures, committee policies and procedures and codes of ethics. The Independent Trustees of the Fund select and nominate any other nominee

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Independent Trustees for the Fund. While the Independent Trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Board as they deem appropriate, they will consider nominations from shareholders to the Board. Nominations from shareholders should be in writing and sent to the Independent Trustees as described below.

During the Fund’s last fiscal period, the Board held 6 meetings. During the Fund’s last fiscal period, the audit committee of the Board held 6 meetings, and the governance committee of the Board held 5 meetings.

Shareholder Communications

Shareholders may send communications to the Board of Trustees. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund’s office or directly to such Board member(s) at the address specified for such trustee above. Other shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Share Ownership

As of December 31, 2012, each trustee of the Fund beneficially owned equity securities of the Fund and all of the funds in the Fund Complex overseen by the trustee in the dollar range amounts specified below.

Trustee Beneficial Ownership of Securities

Independent Trustees

Trustees
	Arch	Choate	Heagy	Kennedy	Sonnenschein	Woolsey
Dollar range of equity securities in the Fund	$1- $10,000	None	None	None	None	None

Aggregate dollar range of equity securities in all registered investment companies overseen by trustee in the Fund Complex	Over $100,000	Over $100,000	$50,001- $100,000	$10,001- $50,000	Over $100,000	$10,001- $50,000

Interested Trustees

Trustees
	Meadows	Whalen
Dollar range of equity securities in the Fund	None	$10,001- $50,000

Aggregate dollar range of equity securities in all registered investment companies overseen by trustee in the Fund Complex	$1- $10,000	Over $100,000

As of December 31, 2012, trustees and officers of the Fund as a group owned less than 1% of the Shares.

Code of Ethics

The Fund, the Adviser and the Distributor have adopted a Code of Ethics (the “Code of Ethics”) that sets forth general and specific standards relating to the securities trading activities of their employees. The Code of Ethics does not prohibit employees from acquiring securities that may be purchased or held by the Fund, but is intended to ensure that all employees conduct their personal transactions in a manner that does not interfere with the portfolio transactions of the Fund or other funds in the Fund Complex, or that such employees take unfair advantage of their relationship with the Fund. Among other things, the Code of Ethics prohibits certain types of transactions absent prior approval, imposes various trading restrictions (such as time periods during which personal transactions may or may not be made) and requires quarterly reporting of securities transactions and other reporting matters. All reportable securities transactions and other required reports are to be reviewed by appropriate personnel for compliance with the Code of Ethics. Additional restrictions apply to portfolio managers, traders, research analysts and others who may have access to nonpublic information about the trading activities of the Fund or other funds in the Fund Complex or who otherwise are involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel. The Code of Ethics can be reviewed and

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copied at the SEC’s Public Reference Room in Washington, DC (call 1-202-551-8090 for information on the operation of the public reference room); on the EDGAR Database on the SEC’s Internet site www.sec.gov; or, upon payment of copying fees, by writing the SEC’s Public Reference Section, Washington, DC 20549-0102, or by electronic mail at publicinfo@sec.gov.

Pending Litigation and Regulatory Inquiries

The Fund is named as a defendant in an adversary proceeding in the Bankruptcy Court of the Southern District of Florida. The complaint was filed on July 14, 2008 by the Official Committee of Unsecured Creditors of TOUSA, Inc., on behalf of certain subsidiaries of TOUSA, Inc. (the “Conveying Subsidiaries”), and filed as amended on October 17, 2008. The Committee made allegations against the Funds in two separate capacities: as “Transeastern Lenders” and as “First Lienholders” (collectively, the “Lenders”). The Transeastern Lenders loaned money to form a joint venture between TOUSA, Inc. and Falcone/Ritchie LLC. TOUSA, Inc. later repaid the loans from the Transeastern Lenders as part of a global settlement of claims against it. The repayment was financed using proceeds of new loans (the “New Loans”), for which the Conveying Subsidiaries conveyed first and second priority liens on their assets to two groups of lienholders (the First and Second Lienholders, collectively “New Lenders”). The Conveying Subsidiaries were not obligated on the original debt to the Transeastern Lenders. The Committee alleged, inter alia, that both the repayment to the Transeastern Lenders and the grant of liens to the First and Second Lienholders should be avoided as fraudulent transfers under the bankruptcy laws. More specifically, the Committee alleged: (1) that the Conveying Subsidiaries’ transfer of liens to secure the New Loans was a fraudulent transfer under 11 U.S.C. § 548 because the Conveying Subsidiaries were insolvent at the time of the transfer and did not receive reasonably equivalent value for the liens; and (2) that the Transeastern Lenders were, under 11 U.S.C. § 550, entities for whose benefit the liens were fraudulently transferred to the New Lenders. The case was tried in 2009 and on October 13, 2009, the Bankruptcy Court rendered a Final Judgment against the Lenders, which was later amended on October 30, 2009, requiring the Lenders to post bonds equal to 110% of the damages and disgorgement ordered against them. The Transeastern Lenders and First Lienholders separately appealed the decision to the District Court for the Southern District of Florida. On February 11, 2011, the District Court, issued an order in the Transeastern Lenders’ appeal that: 1) quashed the Bankruptcy Court’s Order as it relates to the liability of the Transeastern Lenders; 2) made null and void the Bankruptcy Court’s imposition of remedies as to the Transeastern Lenders; 3) discharged all bonds deposited by Transeastern Lenders, unless any further appeals are filed, in which case the bonds would remain in effect pending resolution of appeals; 4) dismissed as moot additional appeal proceedings of the Transeastern Lenders that were contingent upon the District Court’s decision concerning liability; and 5) closed all District Court appeal proceedings concerning the Transeastern Lenders. The Committee appealed to the Eleventh Circuit Court of Appeals. The First Lienholders’ appeal was stayed pending a decision by the Eleventh Circuit. In a decision filed on May 15, 2012, the Eleventh Circuit reversed the District Court’s opinion, affirmed the liability findings of the Bankruptcy Court against the Transeastern Lenders, and remanded the case to the District Court to review the remedies ordered by the Bankruptcy Court. The appeals of the Transeastern Lenders and the First Lienholders, including additional liability issues being asserted by the First Lien Lenders, are currently pending before the District Court.

Management of the Adviser and the Fund believe that the outcome of the proceedings described above will have no material adverse effect on the Fund or on the ability of the Adviser to provide ongoing services to the Fund.

ADVISORY AGREEMENT

Invesco Advisers, Inc. (the “Adviser”) is the Fund’s investment adviser. The Adviser is an indirect wholly owned subsidiary of Invesco Ltd. The Adviser is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309. The Adviser, a successor in interest to multiple investment advisers, has been an investment adviser since 1976.

The Fund and the Adviser are parties to an investment advisory agreement (the “Advisory Agreement”). Under the Advisory Agreement, the Fund retains the Adviser to manage the investment of the Fund’s assets, including the placing of orders for the purchase and sale of portfolio securities. The Adviser obtains and evaluates economic, statistical and financial information to formulate strategy and implement the Fund’s investment objective. The Adviser also furnishes offices, necessary facilities and equipment, renders periodic reports to the Fund’s Board of Trustees and permits its officers and employees to serve without compensation as trustees or officers of the Fund if elected to such positions. The Advisory Agreement also provides that the

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Adviser shall not be liable to the Fund for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the Advisory Agreement. The Adviser may in its sole discretion from time to time waive all or a portion of the advisory fee or reimburse the Fund for all or a portion of its other expenses.

Investment Sub-Advisers

The Adviser has entered into a sub-advisory agreement (the “Sub-Advisory Agreement”) with certain affiliates to serve as sub-advisers to the Fund, pursuant to which these affiliated sub-advisers may be appointed by the Adviser from time to time to provide discretionary investment management services, investment advice, and/or order execution services to the Fund. These affiliated sub-advisers, each of which is a registered investment adviser under the 1940 Act are:

Invesco Asset Management Deutschland GmbH;
Invesco Asset Management Limited;
Invesco Asset Management (Japan) Limited;
Invesco Australia Limited;
Invesco Hong Kong Limited;
Invesco Senior Secured Management, Inc.;
Invesco Canada Ltd.; (each a “Sub-Adviser” and collectively, the “Sub-Advisers”).

The Adviser and each Sub-Adviser are indirect wholly owned subsidiaries of Invesco Ltd.

The only fees payable to the Sub-Advisers under the Sub-Advisory Agreement are for providing discretionary investment management services. For such services, the Adviser will pay each Sub-Adviser a fee, computed daily and paid monthly, equal to (i) 40% of the monthly compensation that the Adviser receives from the Fund, multiplied by (ii) the fraction equal to the net assets of such Fund as to which such Sub-Adviser shall have provided discretionary investment management services for that month divided by the net assets of such Fund for that month. Pursuant to the Sub-Advisory Agreement, this fee is reduced to reflect contractual or voluntary fee waivers or expense limitations by the Adviser, if any, in effect from time to time. In no event shall the aggregate monthly fees paid to the Sub-Advisers under the Sub-Advisory Agreement exceed 40% of the monthly compensation that the Adviser receives from the Fund pursuant to the Advisory Agreement, as reduced to reflect contractual or voluntary fees waivers or expense limitations by the Adviser, if any.

Advisory Fees

			Seven-Month
	Fiscal Year Ended	Fiscal Year Ended	Period Ended	Fiscal Year Ended
	February 28, 2013	February 29, 2012	February 28, 2011*	July 31, 2010

The Fund paid the approximate advisory fees of	$10,712,831	$8,723,075	$5,189,272	$9,261,237

*	Effective February 28, 2011, the Fund changed its fiscal year end from July 31 to the last day of February.

The Administrator

The Adviser serves as the Fund’s administrator (in such capacity, the “Administrator”). The principal place of business of the Adviser is 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

The Fund pays all expenses incurred in the operation of the Fund including, but not limited to, direct charges relating to the purchase and sale of financial instruments in its portfolio, interest charges, service fees, distribution fees, fees and expenses of legal counsel and the Fund’s independent registered public accounting firm, taxes and governmental fees, expenses (including clerical expenses) of issuance, sale or repurchase of any of the Fund’s portfolio holdings, expenses in connection with the Fund’s dividend reinvestments, membership fees in trade associations, expenses of registering and qualifying the Shares of the Fund for sale under federal and state securities laws, expenses of printing and distributing reports, notices and proxy materials to existing holders of Shares, expenses of filing reports and other documents filed with governmental agencies, expenses of annual and special meetings of holders of Shares, fees and disbursements of the transfer

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agents, custodians and sub-custodians, expenses of disbursing dividends and distributions, fees, expenses and out-of-pocket costs of trustees of the Fund who are not affiliated with the Adviser, insurance premiums, indemnification and other expenses not expressly provided for in the Advisory Agreement or the Administration Agreement and any extraordinary expenses of a nonrecurring nature.

Administration Fees

			Seven-Month
	Fiscal Year Ended	Fiscal Year Ended	Period Ended	Fiscal Year Ended
	February 28, 2013	February 29, 2012	February 28, 2011*	July 31, 2010

The Fund paid the approximate administrative fees of	$3,152,245	$2,492,081	$1,483,549	$2,650,364

*	Effective February 28, 2011, the Fund changed its fiscal year end from July 31 to the last day of February.

FUND MANAGEMENT

Portfolio Manager Fund Holdings and Information on Other Managed Accounts

Invesco’s portfolio managers develop investment models which are used in connection with the management of certain Invesco Funds as well as other mutual funds for which Invesco or an affiliate acts as sub-adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals. The ‘Investments’ chart reflects the portfolio managers’ investments in the Funds that they manage. Accounts are grouped into three categories: (i) investments made directly in the Fund, (ii) investments made in an Invesco pooled investment vehicle with the same or similar objectives and strategies as the Fund, and (iii) any investments made in any Invesco Fund or Invesco pooled investment vehicle. The ‘Assets Managed’ chart reflects information regarding accounts other than the Funds for which each portfolio manager has day-to-day management responsibilities. Accounts are grouped into three categories: (i) other registered investment companies, (ii) other pooled investment vehicles and (iii) other accounts. To the extent that any of these accounts pay advisory fees that are based on account performance (performance-based fees), information on those accounts is specifically broken out. In addition, any assets denominated in foreign currencies have been converted into U.S. Dollars using the exchange rates as of the applicable date.

Investments

The following information is as of February 28, 2013:

		Dollar Range of	Dollar Range of all
	Dollar Range of	Investments in Invesco	Investments in Funds
	Investments in	pooled investment	and Invesco pooled
Portfolio Manager	each Fund(1)	vehicles(2)	investment vehicles(3)
Invesco Senior Loan Fund

Scott Baskind(4)	$1-$10,000	N/A	$100,001-$500,000
Thomas Ewald	None	N/A	$100,001-$500,000
Philip Yarrow	$10,001-$50,000	N/A	$100,001-$500,000

(1)	This column reflects investments in a Fund’s shares beneficially owned by a portfolio manager (as determined in accordance with Rule 16a-1(a) (2) under the Securities Exchange Act of 1934, as amended). Beneficial ownership includes ownership by a portfolio manager’s immediate family members sharing the same household.
(2)	This column reflects portfolio managers’ investments made either directly or through a deferred compensation or a similar plan in Invesco pooled investment vehicles with the same or similar objectives and strategies as the Fund as of the most recent fiscal year end of the Fund.
(3)	This column reflects the combined holdings from both the “Dollar Range of all Investments in Funds and Invesco pooled investment vehicles” and the “Dollar Range of Investments in each Fund” columns.
(4)	Effective June 28, 2013, Mr. Baskind is appointed as portfolio manager to Invesco Senior Loan Fund. Information for Mr. Baskind has been provided as of February 28, 2013.

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Assets Managed

The following information is as of February 28, 2013:

			Other Pooled
	Other Registered Investment		Investment Vehicles Managed				Other Accounts Managed
	Companies Managed (assets in millions)		(assets in millions)				(assets in millions)(5)
	Number of		Number of				Number of
Portfolio Manager	Accounts	Assets	Accounts		Assets		Accounts	Assets
Invesco Senior Loan Fund

Scott Baskind(4)	1	$2,499.8	1	(6)	$2,676.6	(6)	None	None
Thomas Ewald	2	$2,475.1	None		None		None	None
Philip Yarrow	2	$2,476.8	None		None		None	None

(5)	These are accounts of individual investors for which Invesco provides investment advice. Invesco offers separately managed accounts that are managed according to the investment models developed by its portfolio managers and used in connection with the management of certain Invesco Funds. These accounts may be invested in accordance with one or more of those investment models and investments held in those accounts are traded in accordance with the applicable models.
(6)	This amount includes 1 Fund that pays performance based fees with $2,676.6M in total assets under management.

Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one Fund or other account. More specifically, portfolio managers who manage multiple Funds and/or other accounts may be presented with one or more of the following potential conflicts:

•	The management of multiple Funds and/or other accounts may result in a portfolio manager devoting unequal time and attention to the management of each Fund and/or other account. The Adviser and each Sub-Adviser seek to manage such competing interests for the time and attention of portfolio managers by having portfolio managers focus on a particular investment discipline. Most other accounts managed by a portfolio manager are managed using the same investment models that are used in connection with the management of the Funds.

•	If a portfolio manager identifies a limited investment opportunity which may be suitable for more than one Fund or other account, a Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible Funds and other accounts. To deal with these situations, the Adviser, each Sub-Adviser and the Funds have adopted procedures for allocating portfolio transactions across multiple accounts.

•	The Adviser and each Sub-Adviser determine which broker to use to execute each order for securities transactions for the Funds, consistent with its duty to seek best execution of the transaction. However, for certain other accounts (such as mutual funds for which Invesco or an affiliate acts as sub-adviser, other pooled investment vehicles that are not registered mutual funds, and other accounts managed for organizations and individuals), the Adviser and each Sub-Adviser may be limited by the client with respect to the selection of brokers or may be instructed to direct trades through a particular broker. In these cases, trades for a Fund in a particular security may be placed separately from, rather than aggregated with, such other accounts. Having separate transactions with respect to a security may temporarily affect the market price of the security or the execution of the transaction, or both, to the possible detriment of the Fund or other account(s) involved.

•	Finally, the appearance of a conflict of interest may arise where the Adviser or Sub-Adviser has an incentive, such as a performance-based management fee, which relates to the management of one Fund or account but not all Funds and accounts for which a portfolio manager has day-to-day management responsibilities.

The Adviser, each Sub-Adviser, and the Funds have adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

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Description of Compensation Structure

For the Adviser and each affiliated Sub-Adviser.   The Adviser and each Sub-Adviser seek to maintain a compensation program that is competitively positioned to attract and retain high-caliber investment professionals. Portfolio managers receive a base salary, an incentive bonus opportunity and an equity compensation opportunity. Portfolio manager compensation is reviewed and may be modified each year as appropriate to reflect changes in the market, as well as to adjust the factors used to determine bonuses to promote competitive Fund performance. The Adviser and each Sub-Adviser evaluate competitive market compensation by reviewing compensation survey results conducted by an independent third party of investment industry compensation. Each portfolio manager’s compensation consists of the following three elements:

Base Salary.  Each portfolio manager is paid a base salary. In setting the base salary, the Adviser and each Sub-Adviser’s intention is to be competitive in light of the particular portfolio manager’s experience and responsibilities.

Annual Bonus.  The portfolio managers are eligible, along with other employees of the Adviser and each Sub-Adviser, to participate in a discretionary year-end bonus pool. The Compensation Committee of Invesco Ltd. reviews and approves the amount of the bonus pool available for the Adviser and each of the Sub-Adviser’s investment centers. The Compensation Committee considers investment performance and financial results in its review. In addition, while having no direct impact on individual bonuses, assets under management are considered when determining the starting bonus funding levels. Each portfolio manager is eligible to receive an annual cash bonus which is based on quantitative (i.e. investment performance) and non-quantitative factors (which may include, but are not limited to, individual performance, risk management and teamwork).

Each portfolio manager’s compensation is linked to the pre-tax investment performance of the Funds/accounts managed by the portfolio manager as described in Table 1 below.

Table 1

Sub-Adviser	Performance time period(7)

Invesco(8) Invesco Australia Invesco Deutschland Invesco Hong Kong(8) Invesco Asset Management	One-, Three- and Five-year performance against Fund peer group.

Invesco- Invesco Real Estate(8),(9) Invesco Senior Secured(8),(10)	Not applicable

Invesco Canada(8)	One-year performance against Fund peer group. Three- and Five-year performance against entire universe of Canadian funds.

Invesco Japan(11)	One-, Three- and Five-year performance against the appropriate Micropol benchmark.

(7)	Rolling time periods based on calendar year-end.

(8)	Portfolio Managers may be granted an annual deferral award that vests on a pro-rata basis over a four year period and final payments are based on the performance of eligible Funds selected by the portfolio manager at the time the award is granted.

(9)	Portfolio Managers for Invesco Global Real Estate Fund, Invesco Real Estate Fund, Invesco Global Real Estate Income Fund and Invesco V.I. Global Real Estate Fund base their bonus on new operating profits of the U.S. Real Estate Division of Invesco.

(10)	Invesco Senior Secured’s bonus is based on annual measures of equity return and standard tests of collateralization performance.

(11)	Portfolio Managers for Invesco Pacific Growth Fund’s compensation is based on the one-, three- and five-year performance against the appropriate Micropol benchmark.

High investment performance (against applicable peer group and/or benchmarks) would deliver compensation generally associated with top pay in the industry (determined by reference to the third-party provided compensation survey information) and poor investment performance (versus applicable peer group) would result in low bonus compared to the applicable peer group or no bonus at all. These decisions are reviewed

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and approved collectively by senior leadership which has responsibility for executing the compensation approach across the organization.

Deferred/Long-Term Compensation.  Portfolio managers may be granted an annual deferral award that allows them to select receipt of shares of certain Invesco Funds with a vesting period as well as common shares and/or restricted shares of Invesco Ltd. stock from pools determined from time to time by the Compensation Committee of Invesco Ltd.’s Board of Directors. Awards of deferred / long-term compensation typically vest over time, so as to create incentives to retain key talent.

Portfolio managers also participate in benefit plans and programs available generally to all employees.

DISTRIBUTION AND SERVICE

The Fund has adopted a distribution plan (the “Distribution Plan”) with respect to each of its Class A Shares, Class B Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act as if the Fund were an open-end investment company. The Fund also adopted a service plan (the “Service Plan”) with respect to each of its Class A Shares, Class B Shares, Class C Shares and Class IC Shares. There is no Distribution Plan or Service Plan for the Class Y Shares or Class IB Shares and no Distribution Plan for Class IC Shares. The Distribution Plan and the Service Plan sometimes are referred to herein as the “Plans”. A portion of the fees under the Plans applicable to Class A Shares, Class B Shares, Class C Shares and Class IC Shares are currently being waived by the Distributor as discussed in the Prospectus. The Plans provide that the Fund may spend a portion of the Fund’s average daily net assets attributable to each such class of Shares in connection with the distribution of the respective class of Shares and in connection with the provision of ongoing services to shareholders of such class, respectively. The Distribution Plan and the Service Plan are being implemented through the Distribution and Service Agreement with the Distributor of each such class of the Fund’s Shares, sub-agreements between the Distributor and members of FINRA who are acting as securities dealers and FINRA members or eligible non-members who are acting as brokers or agents and similar agreements between the Fund and financial intermediaries who are acting as brokers (collectively, “Selling Agreements”) that may provide for their customers or clients certain services or assistance, which may include, but not be limited to, processing purchase and repurchase transactions, establishing and maintaining shareholder accounts regarding the Fund, and such other services as may be agreed to from time to time and as may be permitted by applicable statute, rule or regulation. Brokers, dealers and financial intermediaries that have entered into sub-agreements with the Distributor and sell Shares of the Fund are referred to herein as financial intermediaries.

Certain financial intermediaries may be prohibited under law from providing certain underwriting or distribution services. If a financial intermediary was prohibited from acting in any capacity or providing any of the described services, the Distributor would consider what action, if any, would be appropriate. The Distributor does not believe that termination of a relationship with a financial intermediary would result in any material adverse consequences to the Fund.

The Distributor must submit quarterly reports to the Fund’s Board of Trustees setting forth separately by class of Shares all amounts paid under the Distribution Plan and the purposes for which such expenditures were made, together with such other information as from time to time is reasonably requested by the trustees. The Plans provide that they will continue in full force and effect from year to year so long as such continuance is specifically approved by a vote of the trustees, and also by a vote of the disinterested trustees, cast in person at a meeting called for the purpose of voting on the Plans. Each of the Plans may not be amended to increase materially the amount to be spent for the services described therein with respect to any class of Shares without approval by a vote of a majority of the outstanding voting Shares of such class, and all material amendments to either of the Plans must be approved by the trustees and also by the disinterested trustees. Each of the Plans may be terminated with respect to any class of Shares at any time by a vote of a majority of the disinterested trustees or by a vote of a majority of the outstanding voting Shares of such class.

For Class A Shares in any given year in which the Plans are in effect, the Plans generally provide for the Fund to pay the Distributor the lesser of (i) the amount of the Distributor’s actual expenses incurred during such year less any early withdrawal charges it received during such year (the “actual net expenses”) or (ii) the

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distribution and service fees at the rates specified in the Prospectus applicable to that class of shares (the “plan fees”). Therefore, to the extent the Distributor’s actual net expenses in a given year are less than the plan fees for such year, the Fund only pays the actual net expenses. Alternatively, to the extent the Distributor’s actual net expenses in a given year exceed the plan fees for such year, the Fund only pays the plan fees for such year. For Class A Shares, there is no carryover of any unreimbursed actual net expenses to succeeding years.

The Plans for Class B Shares and Class C Shares are similar to the Plans for Class A Shares, except that any actual net expenses which exceed plan fees for a given year are carried forward and are eligible for payment in future years by the Fund so long as the Plans remain in effect. Thus, for each of the Class B Shares and Class C Shares, in any given year in which the Plans are in effect, the Plans generally provide for the Fund to pay the Distributor the lesser of (i) the applicable amount of the Distributor’s actual net expenses incurred during such year for such class of Shares plus any actual net expenses from prior years that are still unpaid by the Fund for such class of Shares or (ii) the applicable plan fees for such class of Shares. Except as may be mandated by applicable law, the Fund does not impose any limit with respect to the number of years into the future that such unreimbursed actual net expenses may be carried forward (on a Fund level basis). These unreimbursed actual net expenses may or may not be recovered through plan fees or early withdrawal charges in future years.

Because of fluctuations in net asset value, the plan fees with respect to a particular Class B Share or Class C Share may be greater or less than the amount of the initial commission (including carrying cost) paid by the Distributor with respect to such Share. In such circumstances, a shareholder of a Share may be deemed to incur expenses attributable to other shareholders of such class.

As of February 28, 2013, there were approximately $4,487 and $3,784,596 of unreimbursed distribution-related expenses with respect to Class B Shares and Class C Shares, respectively, representing approximately 0.03% and 2.70% of the net assets attributable to Class B Shares and Class C Shares, respectively. If the Plans are terminated or not continued, the Fund would not be contractually obligated to pay the Distributor for any expenses not previously reimbursed by the Fund or recovered through early withdrawal charges.

For the fiscal year ended February 28, 2013, the Fund’s aggregate expenses paid under the Plans for Class A Shares were $47,442 or 0.04% of the Class A Shares’ average daily net assets due to fee waivers by the Distributor. For the fiscal year ended February 28, 2013, the Fund’s aggregate expenses paid under the Plans for Class B Shares were $23,852 or 0.17% of the Class B Shares’ average daily net assets due to fee waivers by the Distributor. For the fiscal year ended February 28, 2013, the Fund’s aggregate expenses paid under the Plans for Class C Shares were $1,139,066 or 0.79% of Class C Shares’ average daily net assets due to fee waivers by the Distributor. For the fiscal year ended February 28, 2013, the Fund’s aggregate expenses paid under the Service Plan for Class IC Shares were $18,064 or 0.02% of the Class IC Shares’ average daily net assets.

An estimate by category of the allocation of actual fees paid by Class A, Class B, Class C and Class IC Shares of the Fund during the fiscal year ended February 28, 2013 follows:

		Printing &		Underwriters	Dealers
	Advertising	Mailing	Seminars	Compensation	Compensation	Personnel	Travel

Invesco Senior Loan Fund
Class A	$0	$0	$0	$0	$47,441	$0	$0
Class B	$17	$0	$6	$8,287	$15,424	$107	$11
Class C	$597	$119	$239	$29,730	$1,104,083	$4,059	$239
Class IC	$0	$0	$0	$0	$18,064	$0	$0

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund, although a more developed market may exist for certain Senior Loans. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Adviser will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition,

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credit standards and quality of management. The illiquidity of many Senior Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund’s interests in Senior Loans at a fair price should the Fund desire to sell such interests. See “Risks” in the Prospectus. Affiliates of the Adviser may participate in the primary and secondary market for Senior Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire some Senior Loans. The Adviser does not believe that this will have a material effect on the Fund’s ability to acquire Senior Loans consistent with its investment policies.

The Adviser is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions on such transactions. While the Adviser will be primarily responsible for the placement of the Fund’s portfolio business, the policies and practices in this regard are subject to review by the Fund’s Board of Trustees.

The Adviser is responsible for placing portfolio transactions and does so in a manner deemed fair and reasonable to the Fund and not according to any formula. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Adviser considers the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. In selecting among firms, consideration may be given to those firms which supply research and other services in addition to execution services. The Adviser is authorized to pay higher commissions to brokerage firms that provide it with investment and research information than to firms which do not provide such services if the Adviser determines that such commissions are reasonable in relation to the overall services provided. In certain instances, the Adviser may instruct certain broker-dealers to pay for research services provided by executing brokers or third party research providers, which are selected independently by the Adviser. No specific value can be assigned to such research services which are furnished without cost to the Adviser. Since statistical and other research information is only supplementary to the research efforts of the Adviser to the Fund and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to reduce its expenses materially. The investment advisory fee is not reduced as a result of the Adviser’s receipt of such research services. Services provided may include (a) furnishing advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; (b) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and (c) effecting securities transactions and performing functions incidental thereto (such as clearance, settlement and custody). When a particular item (such as proxy services) has both research and non-research related uses, the Adviser will make a reasonable allocation of the cost of the item between the research and non-research uses and may pay for the portion of the cost allocated to research uses with commissions. Research services furnished by firms through which the Fund effects its securities transactions may be used by the Adviser in servicing all of its advisory accounts and/or accounts managed by its affiliates that are registered investment advisers; not all of such services may be used by the Adviser in connection with the Fund. To the extent that the Adviser receives these services from broker-dealers, it will not have to pay for these services itself.

The Adviser also may place portfolio transactions, to the extent permitted by law, with brokerage firms (and futures commission merchants) affiliated with the Fund, the Adviser or the Distributor and with brokerage firms participating in the distribution of the Fund’s Shares if it reasonably believes that the quality of execution and the commission are comparable to that available from other qualified firms. Similarly, to the extent permitted by law and subject to the same considerations on quality of execution and comparable commission rates, the Adviser may direct an executing broker to pay a portion or all of any commissions, concessions or discounts to a firm supplying research or other services.

The Adviser may place portfolio transactions at or about the same time for other advisory accounts, including other investment companies. The Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for the Fund and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund. In making such allocations among the Fund and other advisory accounts, the main factors considered by the Adviser are the respective sizes of the Fund and other advisory accounts, the respective investment

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objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and opinions of the persons responsible for recommending the investment.

Certain broker-dealers (and futures commission merchants), through which the Fund may effect securities (or futures) transactions, are affiliated persons (as defined in the 1940 Act) of the Fund or affiliated persons of such affiliates. The Fund’s Board of Trustees has adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act which require that the commissions paid to affiliates of the Fund must be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities or instruments during a comparable period of time. The rule and procedures also contain review requirements and require the Adviser to furnish reports to the trustees and to maintain records in connection with such reviews. After consideration of all factors deemed relevant, the trustees will consider from time to time whether the advisory fee for the Fund will be reduced by all or a portion of the brokerage commission paid to affiliated brokers.

Unless otherwise described below, the Fund paid no commissions to affiliated brokers during the last three fiscal years. The Fund paid the following commissions to brokers during the fiscal years shown:

Commissions Paid:	All Brokers	Affiliated Brokers

Fiscal year ended February 28, 2013	$0	$0
Fiscal year ended February 29, 2012	$0	$0
Seven-month period ended February 28, 2011*	$0	$0
Fiscal year ended July 31, 2010	$0	$0

Fiscal year ended February 28, 2013 Percentages:
Commissions with affiliate to total commissions		0%
Value of brokerage transactions with affiliate to total transactions		0%

*	Effective February 28, 2011, the Fund changed its fiscal year end from July 31 to the last day of February.

During the Fiscal year ended February 28, 2013, the Fund paid no brokerage commissions to brokers selected primarily on the basis of research services provided to the Adviser.

SHAREHOLDER SERVICES

The Fund offers a number of shareholder services designed to facilitate investment in its Shares at little or no extra cost to the investor. Below is a description of such services. The following information supplements the section in the Fund’s Prospectus captioned “Shareholder Services.”

Reinvestment Plan

A convenient way for investors to accumulate additional Shares is by reinvesting dividends and capital gain dividends in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or capital gain dividend. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class B Shares, Class C Shares and Class Y Shares, the reinvestment plan (the “Plan”) is automatic. This instruction may be made by visiting our web site at www.invesco.com/us by writing to Invesco Investment Services, Inc. (“Invesco Investment Services”) or by telephone by calling (800) 959-4246. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and capital gain dividends will continue to apply until such shareholder changes his or her instruction. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or capital gain dividends be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund (as defined in the Prospectus) at the next determined net asset value.

The agent for shareholders in administering the Plan maintains each shareholder’s account in the Plan and furnishes monthly written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. Shares will be held in non-certificated form in the name of the participant, and each shareholder’s proxy will include those Shares purchased pursuant to the Plan. Any fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund.

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The automatic reinvestment of dividends and distributions will not relieve participants of any federal income tax that may be payable or required to be withheld on such dividends or distributions.

Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all shareholders of the Fund at least 90 days before the record date for the dividend or distribution. The Plan also may be amended or terminated by the agent for shareholders administering the Plan by at least 90 days written notice to all shareholders of the Fund.

A shareholder may withdraw from the Plan at any time by contacting Invesco Investment Services at the address or telephone number set forth below. There is no penalty for non-participation in or withdrawal from the Plan, and shareholders who have previously withdrawn from the Plan may rejoin it at any time. Changes in elections should be directed to Invesco Investment Services and should include the name of the Fund and the shareholder’s name and address as registered. An election to withdraw from the Plan will, until such election is changed, be deemed to be an election by a shareholder to take all subsequent dividends and distributions in cash. Elections will only be effective for dividends and distributions declared after, and with a record date of at least ten days after, such elections are received by Invesco Investment Services. When a participant withdraws from the Plan or upon termination of the Plan as provided above, whole Shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fraction of a Share credited to such account. All correspondence concerning the dividend reinvestment plan should be directed to the Invesco Investment Services, Inc., P.O. Box 4739, Houston, Texas 77210-4739. Please call (800) 959-4246 if you have questions regarding the Plan.

Retirement Plans

Eligible investors may establish individual retirement accounts (“IRAs”); SEP; SIMPLE IRAs; or other pension or profit sharing plans. Documents and forms containing detailed information regarding these plans are available from the Distributor.

Dividend Diversification

A Class A Shareholder, Class B Shareholder, Class C Shareholder or Class Y Shareholder may elect, by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into shares of the same class of any of the Participating Funds (as defined in the Prospectus) so long as the investor has a pre-existing account for such class of shares of the other fund. A Class IB or Class IC Shareholder may elect (or may modify a prior election), by completing the appropriate section of the account application form or by calling (800) 959-4246, to have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into Class A Shares of any of the Participating Funds (other than the Fund) so long as the investor has a pre-existing account for such class of shares of the other fund. A Class IB or Class IC Shareholder who prior to February 18, 2005 elected to utilize dividend diversification with respect to former Class B Shares (now Class IB Shares) or former Class C Shares (now Class IC Shares) of the Fund will have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into the class of shares of the Participating Fund previously designated by such shareholder, unless such shareholder changes his or her election (the method of which is described above). Both accounts must be of the same type, either non-retirement or retirement. If the accounts are retirement accounts, they must both be of the same type of retirement plan (e.g., IRA, 403(b)(7), 401(k), Money Purchase and Profit Sharing plans) and for the benefit of the same individual. If a qualified, pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the Participating Fund into which distributions will be invested. Distributions are invested into the selected Participating Fund, provided that shares of such Participating Fund are available for sale, at its net asset value per share as of the payable date of the distribution from the Fund.

Reinstatement Privilege

A Class A Shareholder, Class B Shareholder, Class Y Shareholder, Class IB Shareholder or Class IC Shareholder who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class A Shares of any Participating Fund. A Class C Shareholder

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who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class C Shares of any Participating Fund with credit given for any early withdrawal charge paid on the amount of shares reinstated from such repurchase, provided that such shareholder has not previously exercised this reinstatement privilege with respect to Class C Shares of the Fund. Shares acquired in this manner will be deemed to have the original cost and purchase date of the repurchased Shares for purposes of applying the early withdrawal charge (if any) to subsequent repurchases. Reinstatements are made at the net asset value per Share (without a sales charge or early withdrawal charge) next determined after the order is received, which must be made within 180 days after the date of the repurchase, provided that shares of the Participating Fund into which shareholders desire to reinstate their net proceeds of a repurchase of Shares of the Fund are available for sale. Reinstatement at net asset value per Share is also offered to participants in eligible retirement plans for repayment of principal (and interest) on their borrowings on such plans, provided that Shares of the Participating Fund are available for sale. Any gain or loss realized by the shareholder upon repurchase of Shares is a taxable event regardless of whether the shareholder reinstates all or any portion of the net proceeds of the repurchase. Any such loss may be disallowed, to the extent of the reinstatement, under the so-called “wash sale” rules if the reinstatement occurs within 30 days after such repurchase. In that event, the shareholder’s tax basis in the Shares acquired pursuant to the reinstatement will be increased by the amount of the disallowed loss, and the shareholder’s holding period for such Shares will include the holding period for the repurchased shares.

NET ASSET VALUE

The net asset value per share of the Fund’s shares is determined by calculating the total value of the Fund’s assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding.

Senior Loans will be valued by the Fund following valuation guidelines established and periodically reviewed by the Fund’s Board of Trustees. Under the valuation guidelines, Senior Loans and securities for which reliable market quotes are readily available are valued at the mean of such bid and ask quotes and all other Senior Loans, securities and assets of the Fund are valued at fair value in good faith following procedures established by the Board of Trustees.

Short-term obligations held by the Fund that mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest.

EARLY WITHDRAWAL CHARGE — CLASS A

As described in the Fund’s Prospectus under “Purchase of Shares — Class A Shares,” there is no sales charge payable on Class A Shares at the time of purchase on investments of $1 million or more, but an early withdrawal charge (“EWC – Class A”) may be imposed on certain repurchases made within eighteen months of purchase. For purposes of the EWC – Class A, when shares of a Participating Fund are exchanged for shares of another Participating Fund, the purchase date for the shares acquired by exchange will be assumed to be the date on which shares were purchased in the fund from which the exchange was made. If the exchanged shares themselves are acquired through an exchange, the purchase date is assumed to carry over from the date of the original election to purchase shares subject to an EWC – Class A rather than a front-end load sales charge. In determining whether an EWC – Class A is payable, it is assumed that Shares being repurchased first are any Shares in the shareholder’s account not subject to an EWC – Class A followed by Shares held the longest in the shareholder’s account. The EWC – Class A is assessed on an amount equal to the lesser of the then current market value or the cost of the Shares being repurchased. Accordingly, no EWC – Class A is imposed on increases in net asset value above the initial purchase price. In addition, no EWC – Class A is assessed on Shares derived from reinvestment of dividends or capital gain dividends.

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WAIVER OF EARLY WITHDRAWAL CHARGES

As described in the Fund’s Prospectus under “Repurchase of Shares,” repurchases of Class B Shares and Class C Shares will be subject to an early withdrawal charge (“EWC – Class B and C”). The EWC – Class A (defined above) and EWC – Class B and C are waived on repurchases in the circumstances described below:

Repurchase Upon Death or Disability

The Fund will waive the EWC – Class A and the EWC – Class B and C on repurchases following the death or disability of a Class A Shareholder, a Class B Shareholder or a Class C Shareholder. An individual will be considered disabled for this purpose if he or she meets the definition thereof in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), which in pertinent part defines a person as disabled if such person “is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration.” While the Fund does not specifically adopt the balance of the Code’s definition which pertains to furnishing the Secretary of Treasury with such proof as he or she may require, the Distributor will require satisfactory proof of death or disability before it determines to waive the EWC – Class A or the EWC – Class B and C.

In cases of death or disability, the EWC – Class A and the EWC – Class B and C will be waived where the decedent or disabled person is either an individual shareholder or owns the Shares as a joint tenant with right of survivorship or is the beneficial owner of a custodial or fiduciary account, and where the repurchase is made within one year of the death or initial determination of disability. This waiver of the EWC – Class A and the EWC – Class B and C applies to a total or partial repurchase, but only to a repurchase of Shares held at the time of the death or initial determination of disability.

Repurchase in Connection with Certain Distributions from Retirement Plans

The Fund will waive the EWC – Class A and the EWC – Class B and C when a total or partial repurchase is made in connection with certain distributions from retirement plans. The EWC – Class B and C will be waived upon the tax-free rollover or transfer of assets to another retirement plan invested in one or more Participating Funds; in such event, as described below, the Fund will “tack” the period for which the original Shares were held on to the holding period of the Shares acquired in the transfer or rollover for purposes of determining what, if any, EWC – Class A or EWC – Class B and C is applicable in the event that such acquired Shares are repurchased following the transfer or rollover. The EWC – Class A and the EWC – Class B and C also will be waived on any repurchase which results from the return of an excess contribution or other contribution pursuant to Code Section 408(d)(4) or (5), the return of excess contributions or excess deferral amounts pursuant to Code Section 401(k)(8) or 402(g)(2) or the financial hardship of the employee pursuant to U.S. Treasury regulation Section 1.401(k)-1(d)(2). In addition, the EWC – Class A and the EWC – Class B and C will be waived on any minimum distribution required to be distributed in accordance with Code Section 401(a)(9).

The Fund does not intend to waive the EWC – Class A or the EWC – Class B and C for any distributions from IRAs or other retirement plans not specifically described above.

No Initial Commission or Transaction Fee

The Fund will waive the EWC – Class A in circumstances under which no commission or transaction fee is paid to authorized dealers at the time of purchase of Class A Shares. The Fund will waive the EWC – Class B and C in certain 401(k) plans in circumstances under which no commission or transaction fee is paid to authorized dealers at the time of purchase of Class B Shares and Class C Shares.

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TAXATION

Taxation of the Fund

The following discussion and the taxation discussion in the Prospectus are summaries of certain federal income tax considerations affecting the Fund and its shareholders. The discussions reflect applicable federal income tax laws of the United States as of the date of this Statement of Additional Information, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively. These discussions assume that the Fund’s shareholders hold their Shares as capital assets for federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all federal income tax considerations affecting the Fund and its shareholders, and the discussions set forth herein and in the Prospectus do not constitute tax advice. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered any legal opinion regarding any tax consequences relating to the Fund or its shareholders. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position different from any of the tax aspects set forth below. Shareholders must consult their own tax advisers regarding the federal income tax consequences of an investment in the Fund as well as state, local and foreign tax considerations and any proposed tax law changes.

The Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Code. To qualify as a regulated investment company, the Fund must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets.

The Fund must derive in each taxable year at least 90% of its gross income from the following sources: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) interests in publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in clause (a) above (each, a “Qualified Publicly Traded Partnership”).

The Fund must diversify its holdings so that, at the end of each quarter of each taxable year, (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders and designated as capital gain dividends.

To avoid a nondeductible 4% excise tax, the Fund will be required to distribute, by December 31st of each year, at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income

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(even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income eligible for the reduced maximum rates for qualified dividend income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.

Some of the Fund’s investment practices may be subject to special provisions of the Code that, among other things, may (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gain or “qualified dividend income” into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and/or (vii) produce income that will not qualify as good income for purposes of the annual gross income requirement that the Fund must meet to be treated as a regulated investment company. The Fund intends to monitor its transactions and may make certain tax elections or take other actions to mitigate the effect of these provisions and prevent disqualification of the Fund as a regulated investment company.

Investments of the Fund in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to shareholders. For example, with respect to securities issued at a discount, the Fund generally will be required to accrue as income each year a portion of the discount and to distribute such income each year to maintain its qualification as a regulated investment company and to avoid income and excise taxes. To generate sufficient cash to make the distributions necessary to satisfy the 90% distribution requirement and to avoid income and excise taxes, the Fund may have to borrow money and/or dispose of securities that it would otherwise have continued to hold.

Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

Certain non-corporate U.S. shareholders whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on their net investment income, which includes dividends received from the Fund and capital gains from the sale or other disposition of the Fund’s Shares.

As discussed under the heading “Risks — Borrower Credit Risk” in the Prospectus, the Fund may acquire Senior Loans of Borrowers that are experiencing, or are likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Investments in Senior Loans that are at risk of or in default may present special tax issues for the Fund. Federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and interest and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, in the event that they arise with respect to Senior Loans it owns, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to federal income or excise tax.

Distributions to Shareholders

Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund’s net capital gains designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis

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of a shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder.

Current law provides for reduced federal income tax rates on (1) long-term capital gains received by individuals and certain other non-corporate taxpayers and (2) “qualified dividend income” received by individuals and certain other non-corporate taxpayers from certain domestic and foreign corporations. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for such reduced rates for “qualified dividend income” dividends to apply. Because the Fund intends to invest primarily in Senior Loans and other senior debt securities, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rates applicable to “qualified dividend income.” To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Shareholders receiving distributions in the form of additional Shares issued by the Fund will be treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Shares received, determined as of the distribution date. The tax basis of such Shares will equal their fair market value on the distribution date.

Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year, will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be “spilled back” and generally treated as paid by the Fund (except for purposes of the nondeductible 4% excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

Sale of Shares

The sale or exchange of Shares in connection with a repurchase of shares, as well as certain other transfers, will be a taxable transaction for federal income tax purposes. Except as discussed below, selling shareholders will generally recognize capital gain or capital loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

The sale of Shares pursuant to a repurchase offer will be a taxable transaction for federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.” Under the Code, a sale of Shares pursuant to a repurchase offer generally will be treated as a sale or exchange if the receipt of cash by the shareholder: (a) results in a “complete redemption” of the shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the shareholder or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, generally must be taken into account. If any of these three tests for sale or exchange treatment is met, a shareholder will recognize capital gain or capital loss equal to the difference between the amount of cash received by the shareholder pursuant to the repurchase offer and the tax basis of the Shares sold.

If none of the tests set forth in the Code is met, amounts received by a shareholder who sells Shares pursuant to the repurchase offer will be taxable to the shareholder as a “dividend” to the extent of such shareholder’s allocable share of the Fund’s current or accumulated earnings and profits. No part of such a dividend would constitute “qualified dividend income” eligible for reduced federal income tax rates. The

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excess of such amounts received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s tax basis in the Shares sold pursuant to the repurchase offer). Any amounts in excess of the shareholder’s tax basis would constitute taxable gain. Thus, a shareholder’s tax basis in the Shares sold will not reduce the amount of the dividend. Any remaining tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such shareholder.

Withholding on Payments to Non-U.S. Shareholders

For purposes of this and the following paragraphs, a “Non-U.S. Shareholder” shall include any shareholder who is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A Non-U.S. Shareholder generally will be subject to withholding of federal income tax at a 30% rate (or lower applicable treaty rate), rather than backup withholding (discussed below), on dividends from the Fund (other than capital gain dividends) that are not “effectively connected” with a U.S. trade or business carried on by such shareholder, provided that the shareholder furnishes to the Fund a properly completed IRS Form W-8BEN certifying the shareholder’s non-United States status.

For taxable years of the Fund beginning before January 1, 2014 (and if extended, as has happened in the past, for taxable years covered by such extension), properly reported dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). There can be no assurance that this provision will be extended. Depending on its circumstances, however, the Fund may report all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. To qualify for this exemption from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute Form). In the case of common shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

Non-effectively connected capital gain dividends and gains recognized from the sale of Shares generally will not be subject to U.S. federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for more than 182 days during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their Shares. See “Backup Withholding” and “Information Reporting” below.

If income from the Fund or gains recognized from the sale of Shares are effectively connected with a Non-U.S. Shareholder’s U.S. trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to federal income tax on a net basis at the tax rates applicable to U.S. citizens and residents or domestic corporations. To establish that income from the Fund or gains

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recognized from the sale of Shares are effectively connected with a U.S. trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder’s U.S. trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional “branch profits tax” with respect to income from the Fund that is effectively connected with a U.S. trade or business.

The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN certifying their entitlement to the benefits. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, both the entity and the persons holding an interest in the entity will need to provide certification. For example, an individual Non-U.S. Shareholder who holds Shares in the Fund through a non-U.S. partnership must provide an IRS Form W-8BEN to claim the benefits of an applicable tax treaty. Non-U.S. Shareholders are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of Shares of the Fund.

After December 31, 2013, withholding will be required at a rate of 30% on dividends in respect of, and, after December 31, 2016, on gross proceeds from the sale of, Shares held by or through certain non-U.S. financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons. Accordingly, the entity through which Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Shares held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the Fund that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the Fund will in turn provide to the Secretary of the Treasury. Non-U.S. Shareholders are encouraged to consult with their tax advisers regarding the possible implications of the legislation on their investment in the Fund.

Backup Withholding

The Fund may be required to withhold federal income tax (“backup withholding”) from dividends and proceeds from the repurchase of Shares paid to non-corporate shareholders. This tax may be withheld from dividends paid to a shareholder (other than a Non-U.S. Shareholder that properly certifies its non-United States status) if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number, (ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that the taxpayer identification number provided is correct, that the shareholder is not subject to backup withholding and that the shareholder is a U.S. person (as defined for federal income tax purposes). Repurchase proceeds may be subject to backup withholding under the circumstances described in (i) above.

Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under “Withholding on Payments to Non-U.S. Shareholders” are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the repurchase of Shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN certifying their non-United States status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s federal income tax liability, if any, provided that the required information is furnished timely to the IRS.

Information Reporting

The Fund must report annually to the IRS and to each shareholder (other than a Non-U.S. Shareholder that properly certifies its non-United States status) the amount of dividends, capital gain dividends or repurchase proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding

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rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such Shareholder the amount of dividends, capital gain dividends and repurchase proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld, if any, with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder’s country of residence.

OTHER INFORMATION

Proxy Voting Policy and Proxy Voting Record

The Board believes that the voting of proxies on securities held by the Fund is an important element of the overall investment process. The Board has delegated the day-to-day responsibility to the Adviser to vote such proxies pursuant to the Board approved Proxy Voting Policy. Attached hereto as Appendix B is the Proxy Voting Policy which is currently in effect as of the date of this SAI.

The Proxy Voting Policy is subject to change over time and investors seeking the most current copy of the Proxy Voting Policy should go to our web site at www.invesco.com/us. The Fund’s most recent proxy voting record for the twelve-month period ended June 30 which has been filed with the SEC is also available without charge on our web site at www.invesco.com/us. The Fund’s proxy voting record is also available without charge on the SEC’s web site at www.sec.gov.

Independent Registered Public Accounting Firm

An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements. The Fund’s Board has engaged [          ], located at [          ] to be the Fund’s independent registered public accounting firm.

Legal Counsel

Counsel to the Fund is Skadden, Arps, Slate, Meagher & Flom LLP, located at Four Times Square, New York, New York 10036.

FINANCIAL STATEMENTS

The          financial statements of the Fund are incorporated herein by reference to the Annual Report to shareholders of the Fund dated February 28, 2013. The Annual Report may be obtained by following the instructions on the cover of this SAI. The Annual Report is included as part of the Fund’s filing on Form N-CSR as filed with the SEC on May 9, 2013. The Semi-Annual Report is included as part of the Fund’s filing on Form N-CSR/S as filed with the SEC on [          ]. The Annual and Semi-Annual Reports may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC or on the EDGAR database on the SEC’s internet site (www.sec.gov). Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 551-8090. You can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Section of the SEC, Washington, DC 20549-0102.

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APPENDIX A — RATINGS OF DEBT SECURITIES

The following is a description of the factors underlying the debt ratings of Moody’s, S&P and Fitch.

Moody’s Long-Term Debt Ratings

Aaa: Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A: Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa: Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba: Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B: Obligations rated B are considered speculative and are subject to high credit risk.

Caa: Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C: Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s Short-Term Prime Rating System

P-1 Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2 Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3 Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP (Not Prime) Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Note: In addition, in certain countries the prime rating may be modified by the issuer’s or guarantor’s senior unsecured long-term debt rating.

Moody’s MIG/VMIG US Short-Term Ratings

In municipal debt issuance, there are three rating categories for short-term obligations that are considered investment grade. These ratings are designated as Moody’s Investment Grade (MIG) and are divided into three levels — MIG 1 through MIG 3.

In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade.

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the demand feature, using the MIG rating scale.

The short-term rating assigned to the demand feature of VRDOs is designated as VMIG. When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

MIG ratings expire at note maturity. By contrast, VMIG rating expirations will be a function of each issue’s specific structural or credit features.

Gradations of investment quality are indicated by rating symbols, with each symbol representing a group in which the quality characteristics are broadly the same.

MIG 1/VMIG 1: This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2: This designation denotes strong credit quality. Margins of protection are ample although not as large as in the preceding group.

MIG 3/VMIG 3: This designation denotes acceptable credit quality. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

SG: This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Standard & Poor’s Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on Standard & Poor’s analysis of the following considerations:

•	Likelihood of payment — capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•	Nature of and provisions of the obligation;

•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA: An obligation rated ‘AAA’ has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC and C: Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.

C: A ‘C’ rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the ‘C’ rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

D: An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within five business days, irrespective of any grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized. An obligation’s rating is lowered to ‘D’ upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

Plus (+) or minus (−): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

NR: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Standard & Poor’s Short-Term Issue Credit Ratings

A-1: A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitments.

C: An obligor rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for it to meet its financial commitments.

D: A short-term obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor’s believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Standard & Poor’s Municipal Short-Term Note Ratings Definitions

A Standard & Poor’s U.S. municipal note rating reflects Standard & Poor’s opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, Standard & Poor’s analysis will review the following considerations:

•	Amortization schedule — the larger final maturity relative to other maturities, the more likely it will be treated as a note; and

•	Source of payment — the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

SP-1: Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2: Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3: Speculative capacity to pay principal and interest.

Standard & Poor’s Dual Ratings

Standard & Poor’s assigns “dual” ratings to all debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term rating symbols are used for bonds to denote the long-term maturity and the short-term rating symbols for the put option (for example, ‘AAA/A-1+’). With U.S. municipal short-term demand debt, note rating symbols are used with the short-term issue credit rating symbols (for example, ‘SP-1+/A-1+’)

The ratings and other credit related opinions of Standard & Poor’s and its affiliates are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold or sell any securities or make any investment decisions. Standard & Poor’s assumes no obligation to update any information following publication. Users of ratings and credit related opinions should not rely on them in making any investment decision. Standard & Poor’s opinions and analysis do not address the suitability of any security. Standard & Poor’s Financial Services LLC does not act as a fiduciary or an investment advisor. While Standard & Poor’s has obtained information from sources it believes to be reliable, Standard & Poor’s does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

Fitch Credit Rating Scales

Fitch Ratings’ credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency’s credit ratings cover the global spectrum of corporate, sovereign (including supranational and sub-national), financial, bank, insurance, municipal and other public finance entities and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade). The terms “investment grade” and “speculative grade” are market conventions, and do not imply any recommendation or endorsement of a specific security for investment purposes. “Investment grade” categories indicate relatively low to moderate credit risk, while ratings in the “speculative” categories either signal a higher level of credit risk or that a default has already occurred.

A designation of “Not Rated” or “NR” is used to denote securities not rated by Fitch where Fitch has rated some, but not all, securities comprising an issuance capital structure.

Credit ratings express risk in relative rank order, which is to say they are ordinal measures of credit risk and are not predictive of a specific frequency of default or loss.

Fitch Ratings’ credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. However, in terms of payment obligation on the rated liability, market risk may be considered to the extent that it influences the ability of an issuer to pay upon a commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of index-linked bonds).

In the default components of ratings assigned to individual obligations or instruments, the agency typically rates to the likelihood of non-payment or default in accordance with the terms of that instrument’s documentation. In limited cases, Fitch Ratings may include additional considerations (i.e. rate to a higher or lower standard than that implied in the obligation’s documentation). In such cases, the agency will make clear the assumptions underlying the agency’s opinion in the accompanying rating commentary.

Fitch Long-Term Rating Scales

Issuer Credit Rating Scales

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies, are generally assigned Issuer Default Ratings (IDRs). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default. For historical information on the default experience of Fitch-rated issuers, please consult the transition and default performance studies available from the Fitch Ratings website.

AAA: Highest credit quality.

‘AAA’ ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very high credit quality.

‘AA’ ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High credit quality.

‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good credit quality.

‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative.

‘BB’ ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments.

B: Highly speculative.

‘B’ ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Substantial credit risk.

Default is a real possibility.

CC: Very high levels of credit risk.

Default of some kind appears probable.

C: Exceptionally high levels of credit risk

Default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a ‘C’ category rating for an issuer include:

a.	the issuer has entered into a grace or cure period following non-payment of a material financial obligation;

b.	the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; or

c.	Fitch Ratings otherwise believes a condition of ‘RD’ or ‘D’ to be imminent or inevitable, including through the formal announcement of a coercive debt exchange.

RD: Restricted default.

‘RD’ ratings indicate an issuer that in Fitch Ratings’ opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased business. This would include:

a.	the selective payment default on a specific class or currency of debt;

b.	the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

c.	the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or

d.	execution of a coercive debt exchange on one or more material financial obligations.

D: Default.

‘D’ ratings indicate an issuer that in Fitch Ratings’ opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a coercive debt exchange.

“Imminent” default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a coercive debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Note:

The modifiers “+” or “−” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ Long-Term IDR category, or to Long-Term IDR categories below ‘B’.

Fitch Short-Term Rating Scales

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity or security stream and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

F1: Highest short-term credit quality.

Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2: Good short-term credit quality.

Good intrinsic capacity for timely payment of financial commitments.

F3: Fair short-term credit quality.

The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative short-term credit quality.

Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C: High short-term default risk.

Default is a real possibility.

RD: Restricted default.

Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.

D: Default.

Indicates a broad-based default event for an entity, or the default of a short-term obligation.

Appendix B
I.2. PROXY POLICIES AND PROCEDURES — RETAIL

Applicable to	Retail Accounts
Risk Addressed by Policy	breach of fiduciary duty to client under Investment Advisers Act of 1940 by placing Invesco personal interests ahead of client best economic interests in voting proxies
Relevant Law and Other Sources	Investment Advisers Act of 1940
Last Tested Date
Policy/Procedure Owner	Advisory Compliance
Policy Approver	Fund Board
Approved/Adopted Date	January 1, 2010
The following policies and procedures apply to certain funds and other accounts managed by Invesco Advisers, Inc. (“Invesco”).
A. POLICY STATEMENT
Introduction
Our Belief
The Invesco Funds Boards of Trustees and Invesco’s investment professionals expect a high standard of corporate governance from the companies in our portfolios so that Invesco may fulfill its fiduciary obligation to our fund shareholders and other account holders. Well governed companies are characterized by a primary focus on the interests of shareholders, accountable boards of directors, ample transparency in financial disclosure, performance-driven cultures and appropriate consideration of all stakeholders. Invesco believes well governed companies create greater shareholder wealth over the long term than poorly governed companies, so we endeavor to vote in a manner that increases the value of our investments and fosters good governance within our portfolio companies.
In determining how to vote proxy issues, Invesco considers the probable business consequences of each issue and votes in a manner designed to protect and enhance fund shareholders’ and other account holders’ interests. Our voting decisions are intended to enhance each company’s total shareholder value over Invesco’s typical investment horizon.
Proxy voting is an integral part of Invesco’s investment process. We believe that the right to vote proxies should be managed with the same care as all other elements of the investment process. The objective of Invesco’s proxy-voting activity is to promote good governance and advance the economic interests of our clients. At no time will Invesco exercise its voting power to advance its own

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commercial interests, to pursue a social or political cause that is unrelated to our clients’ economic interests, or to favor a particular client or business relationship to the detriment of others.
B. OPERATING PROCEDURES AND RESPONSIBLE PARTIES
Proxy administration
The Invesco Retail Proxy Committee (the “Proxy Committee”) consists of members representing Invesco’s Investments, Legal and Compliance departments. Invesco’s Proxy Voting Guidelines (the “Guidelines”) are revised annually by the Proxy Committee, and are approved by the Invesco Funds Boards of Trustees. The Proxy Committee implements the Guidelines and oversees proxy voting.
The Proxy Committee has retained outside experts to assist with the analysis and voting of proxy issues. In addition to the advice offered by these experts, Invesco uses information gathered from our own research, company managements, Invesco’s portfolio managers and outside shareholder groups to reach our voting decisions.
Generally speaking, Invesco’s investment-research process leads us to invest in companies led by management teams we believe have the ability to conceive and execute strategies to outperform their competitors. We select companies for investment based in large part on our assessment of their management teams’ ability to create shareholder wealth. Therefore, in formulating our proxy-voting decisions, Invesco gives proper consideration to the recommendations of a company’s Board of Directors.
Important principles underlying the Invesco Proxy Voting Guidelines
I. Accountability
Management teams of companies are accountable to their boards of directors, and directors of publicly held companies are accountable to their shareholders. Invesco endeavors to vote the proxies of its portfolio companies in a manner that will reinforce the notion of a board’s accountability to its shareholders. Consequently, Invesco votes against any actions that would impair the rights of shareholders or would reduce shareholders’ influence over the board or over management.
The following are specific voting issues that illustrate how Invesco applies this principle of accountability.
•	Elections of directors. In uncontested director elections for companies that do not have a controlling shareholder, Invesco votes in favor of slates if they are comprised of at least a majority of independent directors and if the boards’ key committees are fully independent. Key committees include the Audit, Compensation and Governance or Nominating Committees. Invesco’s standard of independence excludes directors who, in addition to the directorship, have any material business or family relationships with the companies they serve.

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Contested director elections are evaluated on a case-by-case basis and are decided within the context of Invesco’s investment thesis on a company.

•	Director performance. Invesco withholds votes from directors who exhibit a lack of accountability to shareholders, either through their level of attendance at meetings or by enacting egregious corporate-governance or other policies. In cases of material financial restatements, accounting fraud, habitually late filings, adopting shareholder rights plan (“poison pills”) without shareholder approval, or other areas of poor performance, Invesco may withhold votes from some or all of a company’s directors. In situations where directors’ performance is a concern, Invesco may also support shareholder proposals to take corrective actions such as so-called “clawback” provisions.

•	Auditors and Audit Committee members. Invesco believes a company’s Audit Committee has a high degree of responsibility to shareholders in matters of financial disclosure, integrity of the financial statements and effectiveness of a company’s internal controls. Independence, experience and financial expertise are critical elements of a well-functioning Audit Committee. When electing directors who are members of a company’s Audit Committee, or when ratifying a company’s auditors, Invesco considers the past performance of the Committee and holds its members accountable for the quality of the company’s financial statements and reports.

•	Majority standard in director elections. The right to elect directors is the single most important mechanism shareholders have to promote accountability. Invesco supports the nascent effort to reform the U.S. convention of electing directors, and votes in favor of proposals to elect directors by a majority vote.

•	Classified boards. Invesco supports proposals to elect directors annually instead of electing them to staggered multi-year terms because annual elections increase a board’s level of accountability to its shareholders.

•	Supermajority voting requirements. Unless proscribed by law in the state of incorporation, Invesco votes against actions that would impose any supermajority voting requirement, and supports actions to dismantle existing supermajority requirements.

•	Responsiveness. Invesco withholds votes from directors who do not adequately respond to shareholder proposals that were approved by a majority of votes cast the prior year.

•	Cumulative voting. The practice of cumulative voting can enable minority shareholders to have representation on a company’s board. Invesco supports proposals to institute the practice of cumulative voting at companies whose overall corporate-governance standards indicate a particular need to protect the interests of minority shareholders.

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•	Shareholder access. On business matters with potential financial consequences, Invesco votes in favor of proposals that would increase shareholders’ opportunities to express their views to boards of directors, proposals that would lower barriers to shareholder action and proposals to promote the adoption of generally accepted best practices in corporate governance.
II. Incentives
Invesco believes properly constructed compensation plans that include equity ownership are effective in creating incentives that induce managements and employees of our portfolio companies to create greater shareholder wealth. Invesco supports equity compensation plans that promote the proper alignment of incentives, and votes against plans that are overly dilutive to existing shareholders, plans that contain objectionable structural features, and plans that appear likely to reduce the value of an account’s investment.
Following are specific voting issues that illustrate how Invesco evaluates incentive plans.
•	Executive compensation. Invesco evaluates compensation plans for executives within the context of the company’s performance under the executives’ tenure. Invesco believes independent compensation committees are best positioned to craft executive-compensation plans that are suitable for their company-specific circumstances. We view the election of those independent compensation committee members as the appropriate mechanism for shareholders to express their approval or disapproval of a company’s compensation practices. Therefore, Invesco generally does not support shareholder proposals to limit or eliminate certain forms of executive compensation. In the interest of reinforcing the notion of a compensation committee’s accountability to shareholders, Invesco supports proposals requesting that companies subject each year’s compensation record to an advisory shareholder vote, or so-called “say on pay” proposals.

•	Equity-based compensation plans. When voting to approve or reject equity-based compensation plans, Invesco compares the total estimated cost of the plans, including stock options and restricted stock, against a carefully selected peer group and uses multiple performance metrics that help us determine whether the incentive structures in place are creating genuine shareholder wealth. Regardless of a plan’s estimated cost relative to its peer group, Invesco votes against plans that contain structural features that would impair the alignment of incentives between shareholders and management. Such features include the ability to reprice or reload options without shareholder approval, the ability to issue options below the stock’s current market price, or the ability to automatically replenish shares without shareholder approval.

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•	Employee stock-purchase plans. Invesco supports employee stock-purchase plans that are reasonably designed to provide proper incentives to a broad base of employees, provided that the price at which employees may acquire stock is at most a 15 percent discount from the market price.

•	Severance agreements. Invesco generally votes in favor of proposals requiring advisory shareholder ratification of executives’ severance agreements. However, we oppose proposals requiring such agreements to be ratified by shareholders in advance of their adoption.
III. Capitalization
Examples of management proposals related to a company’s capital structure include authorizing or issuing additional equity capital, repurchasing outstanding stock, or enacting a stock split or reverse stock split. On requests for additional capital stock, Invesco analyzes the company’s stated reasons for the request. Except where the request could adversely affect the fund’s ownership stake or voting rights, Invesco generally supports a board’s decisions on its needs for additional capital stock. Some capitalization proposals require a case-by-case analysis within the context of Invesco’s investment thesis on a company. Examples of such proposals include authorizing common or preferred stock with special voting rights, or issuing additional stock in connection with an acquisition.
IV. Mergers, Acquisitions and Other Corporate Actions
Issuers occasionally require shareholder approval to engage in certain corporate actions such as mergers, acquisitions, name changes, dissolutions, reorganizations, divestitures and reincorporations. Invesco analyzes these proposals within the context of our investment thesis on the company, and determines its vote on a case-by-case basis.
V. Anti-Takeover Measures
Practices designed to protect a company from unsolicited bids can adversely affect shareholder value and voting rights, and they create conflicts of interests among directors, management and shareholders. Except under special issuer-specific circumstances, Invesco votes to reduce or eliminate such measures. These measures include adopting or renewing “poison pills”, requiring supermajority voting on certain corporate actions, classifying the election of directors instead of electing each director to an annual term, or creating separate classes of common or preferred stock with special voting rights. Invesco generally votes against management proposals to impose these types of measures, and generally votes for shareholder proposals designed to reduce such measures. Invesco supports shareholder proposals directing companies to subject their anti-takeover provisions to a shareholder vote.
VI. Shareholder Proposals on Corporate Governance
Invesco generally votes for shareholder proposals that are designed to protect shareholder rights if a company’s corporate-governance standards indicate that such additional protections are warranted.

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VII. Shareholder Proposals on Social Responsibility
The potential costs and economic benefits of shareholder proposals seeking to amend a company’s practices for social reasons are often difficult to assess. Analyzing the costs and economic benefits of these proposals is generally highly subjective and does not fit readily within our framework of voting to create greater shareholder wealth over Invesco’s typical investment horizon. Therefore, Invesco generally abstains from voting on shareholder proposals deemed to be of a purely social, political or moral nature. However, there are instances when the costs and economic benefits of these proposals can be more readily assessed, in which case, Invesco votes such proposals on a case-by-case basis.
VIII. Routine Business Matters
Routine business matters rarely have a potentially material effect on the economic prospects of fund holdings, so we generally support the board’s discretion on these items. However, Invesco votes against proposals where there is insufficient information to make a decision about the nature of the proposal. Similarly, Invesco votes against proposals to conduct other unidentified business at shareholder meetings.
Summary
These Guidelines provide an important framework for making proxy-voting decisions, and should give fund shareholders and other account holders insight into the factors driving Invesco’s decisions. The Guidelines cannot address all potential proxy issues, however. Decisions on specific issues must be made within the context of these Guidelines and within the context of the investment thesis of the funds and other accounts that own the company’s stock. Where a different investment thesis is held by portfolio managers who may hold stocks in common, Invesco may vote the shares held on a fund-by-fund or account-by-account basis.
Exceptions
In certain circumstances, Invesco may refrain from voting where the economic cost of voting a company’s proxy exceeds any anticipated benefits of that proxy proposal.
Share-lending programs
One reason that some portion of Invesco’s position in a particular security might not be voted is the securities lending program. When securities are out on loan and earning fees for the lending fund, they are transferred into the borrower’s name. Any proxies during the period of the loan are voted by the borrower. The lending fund would have to terminate the loan to vote the company’s proxy, an action that is not generally in the best economic interest of fund shareholders. However, whenever Invesco determines that the benefit to shareholders or other account holders of voting a particular proxy outweighs the revenue lost by terminating the loan, we recall the securities for the purpose of voting the fund’s full position.
“Share-blocking”

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Another example of a situation where Invesco may be unable to vote is in countries where the exercise of voting rights requires the fund to submit to short-term trading restrictions, a practice known as “share-blocking.” Invesco generally refrains from voting proxies in share-blocking countries unless the portfolio manager determines that the benefit to fund shareholders and other account holders of voting a specific proxy outweighs the fund’s or other account’s temporary inability to sell the security.
International constraints
An additional concern that sometimes precludes our voting non-U.S. proxies is our inability to receive proxy materials with enough time and enough information to make a voting decision. In the great majority of instances, however, we are able to vote non-U.S. proxies successfully. It is important to note that Invesco makes voting decisions for non-U.S. issuers using these Guidelines as our framework, but also takes into account the corporate-governance standards, regulatory environment and generally accepted best practices of the local market.
Exceptions to these Guidelines
Invesco retains the flexibility to accommodate company-specific situations where strictly adhering to the Guidelines would lead to a vote that the Proxy Committee deems not to be in the best interest of the funds’ shareholders and other account holders. In these situations, the Proxy Committee will vote the proxy in the manner deemed to be in the best interest of the funds’ shareholders and other account holders, and will promptly inform the funds’ Boards of Trustees of such vote and the circumstances surrounding it.
Resolving potential conflicts of interest
A potential conflict of interest arises when Invesco votes a proxy for an issuer with which it also maintains a material business relationship. Examples could include issuers that are distributors of Invesco’s products, or issuers that employ Invesco to manage portions of their retirement plans or treasury accounts. Invesco reviews each proxy proposal to assess the extent, if any, to which there may be a material conflict between the interests of the fund shareholders or other account holders and Invesco.
Invesco takes reasonable measures to determine whether a potential conflict may exist. A potential conflict is deemed to exist only if one or more of the Proxy Committee members actually knew or should have known of the potential conflict.
If a material potential conflict is deemed to exist, Invesco may resolve the potential conflict in one of the following ways: (1) if the proposal that gives rise to the potential conflict is specifically addressed by the Guidelines, Invesco may vote the proxy in accordance with the predetermined Guidelines; (2) Invesco may engage an independent third party to determine how the proxy should be voted; or (3) Invesco may establish an ethical wall or other informational barrier between the persons involved in the potential conflict and the persons making the proxy-voting decision in order to insulate the potential conflict from the decision makers.

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Because the Guidelines are pre-determined and crafted to be in the best economic interest of shareholders and other account holders, applying the Guidelines to vote client proxies should, in most instances, adequately resolve any potential conflict of interest. As an additional safeguard against potential conflicts, persons from Invesco’s marketing, distribution and other customer-facing functions are precluded from becoming members of the Proxy Committee.
On a quarterly basis, the Invesco Funds Boards of Trustees review a report from Invesco’s Internal Compliance Controls Committee. The report contains a list of all known material business relationships that Invesco maintains with publicly traded issuers. That list is cross-referenced with the list of proxies voted over the period. If there are any instances where Invesco’s voting pattern on the proxies of its material business partners is inconsistent with its voting pattern on all other issuers, they are brought before the Trustees and explained by the Chairman of the Proxy Committee.
Personal conflicts of interest. If any member of the Proxy Committee has a personal conflict of interest with respect to a company or an issue presented for voting, that Proxy Committee member will inform the Proxy Committee of such conflict and will abstain from voting on that company or issue.
Funds of funds. Some Invesco Funds offering diversified asset allocation within one investment vehicle own shares in other Invesco Funds. A potential conflict of interest could arise if an underlying Invesco Fund has a shareholder meeting with any proxy issues to be voted on, because Invesco’s asset-allocation funds or target-maturity funds may be large shareholders of the underlying fund. In order to avoid any potential for a conflict, the asset-allocation funds and target maturity funds vote their shares in the same proportion as the votes of the external shareholders of the underlying fund.
C. RECORDKEEPING
Records are maintained in accordance with Invesco’s Recordkeeping Policy.
Policies and Vote Disclosure
A copy of these Guidelines and the voting record of each Invesco Fund are available on our web site, www.invesco.com. In accordance with Securities and Exchange Commission regulations, all funds file a record of all proxy-voting activity for the prior 12 months ending June 30th. That filing is made on or before August 31st of each year.

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I.1. PROXY POLICIES AND PROCEDURES — INSTITUTIONAL

Applicable to	Institutional Accounts
Risk Addressed by Policy	breach of fiduciary duty to client under Investment Advisers Act of 1940 by placing Invesco personal interests ahead of client best economic interests in voting proxies
Relevant Law and Other Sources	Investment Advisers Act of 1940
Last Tested Date
Policy/Procedure Owner	Advisory Compliance, Proxy Committee
Policy Approver	Invesco Risk Management Committee
Approved/Adopted Date	March 2012
The following policies and procedures apply to all institutional accounts, clients and funds managed by Invesco Advisers, Inc. (“Invesco”). These policies and procedures do not apply to any of the retail funds managed by Invesco. See Section I.2 for the proxy policies and procedures applicable to Invesco’s retail funds.
A. POLICY STATEMENT
Invesco has responsibility for making investment decisions that are in the best interests of its clients. As part of the investment management services it provides to clients, Invesco may be authorized by clients to vote proxies appurtenant to the shares for which the clients are beneficial owners.
Invesco believes that it has a duty to manage clients’ assets in the best economic interests of its clients and that the ability to vote proxies is a client asset.
Invesco reserves the right to amend its proxy policies and procedures from time to time without prior notice to its clients.
Voting of Proxies
Invesco will vote client proxies relating to equity securities in accordance with the procedures set forth below unless a non-ERISA client retains in writing the right to vote, the named fiduciary (e.g., the plan sponsor) of an ERISA client retains in writing the right to direct the plan trustee or a third party to vote proxies, or Invesco determines that any benefit the client might gain from voting a proxy

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would be outweighed by the costs associated therewith. In addition, due to the distinct nature of proxy voting for interests in fixed income assets and stable value wrap agreements, the proxies for such fixed income assets and stable value wrap agreements will be voted in accordance with the procedures set forth in the “Proxy Voting for Fixed Income Assets and Stable Value Wrap Agreements” section below.
Best Economic Interests of Clients
In voting proxies, Invesco will take into consideration those factors that may affect the value of the security and will vote proxies in a manner in which, in its opinion, is in the best economic interests of clients. Invesco endeavors to resolve any conflicts of interest exclusively in the best economic interests of clients.
B. OPERATING PROCEDURES AND RESPONSIBLE PARTIES
ISS’ Services
Invesco has contracted with Institutional Shareholder Services Inc.(“ISS”), an independent third party service provider, to vote Invesco’s clients’ proxies according to ISS’ proxy voting recommendations determined by ISS pursuant to its then-current US Proxy Voting Guidelines, a summary of which can be found at http://www.issgovernance.com and which are deemed to be incorporated herein. In addition, ISS provides proxy analyses, vote recommendations, vote execution and record-keeping services for clients for which Invesco has proxy voting responsibility. On an annual basis, the Proxy Committee will review information obtained from ISS to ascertain whether ISS (i) has the capacity and competency to adequately analyze proxy issues, and (ii) can make such recommendations in an impartial manner and in the best economic interests of Invesco’s clients. This may include a review of ISS’ Policies, Procedures and Practices Regarding Potential Conflicts of Interest and obtaining information about the work ISS does for corporate issuers and the payments ISS receives from such issuers.
Custodians forward to ISS proxy materials for clients who rely on Invesco to vote proxies. ISS is responsible for exercising the voting rights in accordance with the ISS proxy voting guidelines. If Invesco receives proxy materials in connection with a client’s account where the client has, in writing, communicated to Invesco that the client, plan fiduciary or other third party has reserved the right to vote proxies, Invesco will forward to the party appointed by client any proxy materials it receives with respect to the account. In order to avoid voting proxies in circumstances where Invesco, or any of its affiliates have or may have any conflict of interest, real or perceived, Invesco has engaged ISS to provide the proxy analyses, vote recommendations and voting of proxies.
In the event that (i) ISS recuses itself on a proxy voting matter and makes no recommendation or (ii) Invesco decides to override the ISS vote recommendation, the Proxy Committee will review the issue and direct ISS how to vote the proxies as described below.

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Proxy Voting for Fixed Income Assets and Stable Value Wrap Agreements
Some of Invesco’s fixed income clients hold interests in preferred stock of companies and some of Invesco’s stable value clients are parties to wrap agreements. From time to time, companies that have issued preferred stock or that are parties to wrap agreements request that Invesco’s clients vote proxies on particular matters. ISS does not currently provide proxy analysis or vote recommendations with respect to such proxy votes. Therefore, when a particular matter arises in this category, the investment team responsible for the particular mandate will review the matter and make a recommendation to the Proxy Manager as to how to vote the associated proxy. The Proxy Manager will complete the proxy ballots and send the ballots to the persons or entities identified in the ballots.
Proxy Committee
The Proxy Committee shall have seven (7) members, which shall include representatives from portfolio management, operations, and legal/compliance or other functional departments as deemed appropriate and who are knowledgeable regarding the proxy process. A majority of the members of the Proxy Committee shall constitute a quorum and the Proxy Committee shall act by a majority vote of those members in attendance at a meeting called for the purpose of determining how to vote a particular proxy. The Proxy Committee shall keep minutes of its meetings that shall be kept with the proxy voting records of Invesco. The Proxy Committee will appoint a Proxy Manager to manage the proxy voting process, which includes the voting of proxies and the maintenance of appropriate records.
The Proxy Manager shall call for a meeting of the Proxy Committee (1) when override submissions are made; and (2) in instances when ISS has recused itself or has not provided a vote recommendation with respect to an equity security. At such meeting, the Proxy Committee shall determine how proxies are to be voted in accordance with the factors set forth in the section entitled “Best Economic Interests of Clients,” above.
The Proxy Committee also is responsible for monitoring adherence to these procedures and engaging in the annual review described in the section entitled “ISS’ Services,” above.
Recusal by ISS or Failure of ISS to Make a Recommendation
When ISS does not make a recommendation on a proxy voting issue or recuses itself due to a conflict of interest, the Proxy Committee will review the issue and determine whether Invesco has a material conflict of interest as determined pursuant to the policies and procedures outlined in the “Conflicts of Interest” section below. If Invesco determines it does not have a material conflict of interest, Invesco will direct ISS how to vote the proxies. If Invesco determines it does have a material conflict of interest, the Proxy Committee will follow the policies and procedures set forth in such section.

March 2012	I.1 - 3

Override of ISS’ Recommendation
There may be occasions where Invesco investment personnel, senior officers or a member of the Proxy Committee seek to override an ISS recommendation if they believe that an ISS recommendation is not in accordance with the best economic interests of clients. In the event that an individual listed above in this section disagrees with an ISS recommendation on a particular voting issue, the individual shall document in writing the reasons that he/she believes that the ISS recommendation is not in accordance with clients’ best economic interests and submit such written documentation to the Proxy Manager for consideration by the Proxy Committee along with the certification attached as Appendix A hereto. Upon review of the documentation and consultation with the individual and others as the Proxy Committee deems appropriate, the Proxy Committee may make a determination to override the ISS voting recommendation if the Committee determines that it is in the best economic interests of clients and the Committee has addressed any conflict of interest.
Proxy Committee Meetings
When a Proxy Committee Meeting is called, whether because of an ISS recusal or request for override of an ISS recommendation, the Proxy Committee shall request from the Chief Compliance Officer as to whether any Invesco person has reported a conflict of interest.
The Proxy Committee shall review the report from the Chief Compliance Officer to determine whether a real or perceived conflict of interest exists, and the minutes of the Proxy Committee shall:
(1)	describe any real or perceived conflict of interest,

(2)	determine whether such real or perceived conflict of interest is material,

(3)	discuss any procedure used to address such conflict of interest,

(4)	report any contacts from outside parties (other than routine communications from proxy solicitors), and

(5)	include confirmation that the recommendation as to how the proxies are to be voted is in the best economic interests of clients and was made without regard to any conflict of interest.
Based on the above review and determinations, the Proxy Committee will direct ISS how to vote the proxies as provided herein.
Certain Proxy Votes May Not Be Cast
In some cases, Invesco may determine that it is not in the best economic interests of clients to vote proxies. For example, proxy voting in certain countries outside

March 2012	I.1 - 4

the United States requires share blocking. Shareholders who wish to vote their proxies must deposit their shares 7 to 21 days before the date of the meeting with a designated depositary. During the blocked period, shares to be voted at the meeting cannot be sold until the meeting has taken place and the shares have been returned to the Custodian/Sub-Custodian bank. In addition, voting certain international securities may involve unusual costs to clients, some of which may be related to requirements of having a representative in person attend the proxy meeting. In other cases, it may not be possible to vote certain proxies despite good faith efforts to do so, for instance when inadequate notice of the matter is provided. In the instance of loan securities, voting of proxies typically requires termination of the loan, so it is not usually in the best economic interests of clients to vote proxies on loaned securities. Invesco typically will not, but reserves the right to, vote where share blocking restrictions, unusual costs or other barriers to efficient voting apply. Invesco will not vote if it determines that the cost of voting exceeds the expected benefit to the client. The Proxy Manager shall record the reason for any proxy not being voted, which record shall be kept with the proxy voting records of Invesco.
CONFLICTS OF INTEREST
Procedures to Address Conflicts of Interest and Improper Influence
In order to avoid voting proxies in circumstances where Invesco or any of its affiliates have or may have any conflict of interest, real or perceived, Invesco has contracted with ISS to provide proxy analyses, vote recommendations and voting of proxies. Unless noted otherwise by ISS, each vote recommendation provided by ISS to Invesco shall include a representation from ISS that ISS has no conflict of interest with respect to the vote. In instances where ISS has recused itself or makes no recommendation on a particular matter, or if an override submission is requested, the Proxy Committee shall determine how to vote the proxy and instruct the Proxy Manager accordingly, in which case the conflict of interest provisions discussed below shall apply.
In effecting the policy of voting proxies in the best economic interests of clients, there may be occasions where the voting of such proxies may present a real or perceived conflict of interest between Invesco, as the investment manager, and Invesco’s clients. For each director, officer and employee of Invesco (“Invesco person”), the interests of Invesco’s clients must come first, ahead of the interest of Invesco and any Invesco person, including Invesco’s affiliates. Accordingly, no Invesco person may put “personal benefit,” whether tangible or intangible, before the interests of clients of Invesco or otherwise take advantage of the relationship with Invesco’s clients. “Personal benefit” includes any intended benefit for oneself or any other individual, company, group or organization of any kind whatsoever, except a benefit for a client of Invesco, as appropriate. It is imperative that each Invesco person avoid any situation that might compromise, or call into question, the exercise of fully independent judgment that is in the interests of Invesco’s clients.

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Occasions may arise where a person or organization involved in the proxy voting process may have a conflict of interest. A conflict of interest may exist if Invesco has a business relationship with (or is actively soliciting business from) either the company soliciting the proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote. Additional examples of situations where a conflict may exist include:
▪	Business Relationships — where Invesco manages money for a company or an employee group, manages pension assets or is actively soliciting any such business, or leases office space from a company;

▪	Personal Relationships — where an Invesco person has a personal relationship with other proponents of proxy proposals, participants in proxy contests, corporate directors, or candidates for directorships; and

▪	Familial Relationships — where an Invesco person has a known familial relationship relating to a company (e.g. a spouse or other relative who serves as a director of a public company or is employed by the company).
In the event that the Proxy Committee determines that Invesco (or an affiliate) has a material conflict of interest, the Proxy Committee will not take into consideration the relationship giving rise to the conflict of interest and shall, in its sole discretion, either (a) decide to vote the proxies pursuant to ISS’ general proxy voting guidelines, (b) engage an independent third party to provide a vote recommendation, or (c) contact Invesco’s client(s) for direction as to how to vote the proxies.
In the event an Invesco person has a conflict of interest and has knowledge of such conflict of interest, it is the responsibility of such Invesco person to disclose the conflict to the Chief Compliance Officer. When a Proxy Committee meeting is called, the Chief Compliance Officer will report to the Proxy Committee all real or potential conflicts of interest for the Proxy Committee to review and determine whether such conflict is material. If the Proxy Committee determines that such conflict is material and involves a person involved in the proxy voting process, the Proxy Committee may require such person to recuse himself or herself from participating in the discussions regarding the proxy vote item and from casting a vote regarding how Invesco should vote such proxy. An Invesco person will not be considered to have a material conflict of interest if the Invesco person did not know of the conflict of interest and did not attempt to influence the outcome of a proxy vote.
In order to ensure compliance with these procedures, the Proxy Manager and each member of the Proxy Committee shall certify annually as to their compliance with this policy. In addition, any Invesco person who submits an ISS override recommendation to the Proxy Committee shall certify as to their compliance with this policy concurrently with the submission of their override recommendation. A form of such certification is attached as Appendix A.

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In addition, members of the Proxy Committee must notify Invesco’s Chief Compliance Officer, with impunity and without fear of retribution or retaliation, of any direct, indirect or perceived improper influence exerted by any Invesco person or by an affiliated company’s representatives with regard to how Invesco should vote proxies. The Chief Compliance Officer will investigate the allegations and will report his or her findings to the Invesco Risk Management Committee. In the event that it is determined that improper influence was exerted, the Risk Management Committee will determine the appropriate action to take, which actions may include, but are not limited to, (1) notifying the affiliated company’s Chief Executive Officer, its Management Committee or Board of Directors, (2) taking remedial action, if necessary, to correct the result of any improper influence where clients have been harmed, or (3) notifying the appropriate regulatory agencies of the improper influence and cooperating fully with these regulatory agencies as required. In all cases, the Proxy Committee shall not take into consideration the improper influence in determining how to vote proxies and will vote proxies solely in the best economic interests of clients.
C. RECORDKEEPING
Records are maintained in accordance with Invesco’s Recordkeeping Policy.
Proxy Voting Records
The proxy voting statements and records will be maintained by the Proxy Manager on-site (or accessible via an electronic storage site of ISS) for the first two (2) years. Copies of the proxy voting statements and records will be maintained for an additional five (5) years by Invesco (or will be accessible via an electronic storage site of ISS). Clients may obtain information about how Invesco voted proxies on their behalf by contacting their client services representative. Alternatively, clients may make a written request for proxy voting information to: Proxy Manager, 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.

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APPENDIX A
ACKNOWLEDGEMENT AND CERTIFICATION
     I acknowledge that I have read the Invesco Proxy Voting Policy (a copy of which has been supplied to me, which I will retain for future reference) and agree to comply in all respects with the terms and provisions thereof. I have disclosed or reported all real or potential conflicts of interest to the Invesco Chief Compliance Officer and will continue to do so as matters arise. I have complied with all provisions of this Policy.

Print Name

Date	Signature
I.1 Proxy Policy Appendix A
Acknowledgement and Certification

Invesco Perpetual Policy on Corporate Governance and Stewardship

Invesco Perpetual
Policy on Corporate Governance and Stewardship
Contents

Page	Section

01	1.	Introduction

01	2.	Scope

02	3.	Responsible voting

02	4.	Voting procedures

03	5.	Dialogue with companies

03	6.	Non-routine resolutions and other topics

04	7.	Evaluation of companies’ environmental, social and governance arrangements (ESG)

04	8.	Disclosure and reporting

05	9.	UK Stewardship Code

07		Appendix 1 — Voting on shares listed outside of the UK, Europe and the US

Invesco Perpetual	01
Policy on Corporate Governance and Stewardship
1.	Introduction

Invesco Perpetual (IP), a business name of Invesco Asset Management Limited, has adopted a clear and considered policy towards its responsibility as a shareholder on behalf of all investors in portfolios managed by them. As part of this policy, IP will take steps to satisfy itself about the extent to which the companies in which it invests look after shareholder value in their companies and comply with local recommendations and practices, such as the UK Corporate Governance Code issued by the Financial Reporting Council and the U.S. Department of Labor Interpretive Bulletins.

IP has a responsibility to optimise returns to its clients. As a core part of the investment process, IP’s fund managers will endeavour to establish a dialogue with company management to promote company decision making that is in the best interests of shareholders, and is in accordance with good Corporate Governance principles.

Being a major shareholder in a company is more than simply expecting to benefit in its future earnings streams. In IP’s view, it is about helping to provide the capital a company needs to grow, about being actively involved in its strategy, when necessary, and helping to ensure that shareholder interests are always at the forefront of management’s thoughts.

IP primarily defines stewardship as representing the best interests of clients in its fiduciary role as a discretionary asset manager (not asset owner) and as an institutional shareholder, i.e. an organization which pools large sums of money and invest those sums in securities, real property and other investment assets. This is considered more appropriate than undertaking the stewardship of investee companies, which we believe should always remain the responsibility of the directors and executives of those companies. IP may at times seek to influence strategies of investee companies, where appropriate, on behalf of its clients, but IP will never seek to be involved in the day to day running of any investee companies.

IP considers that shareholder activism is fundamental to good Corporate Governance. Although this does not entail intervening in daily management decisions, it does involve supporting general standards for corporate activity and, where necessary, taking the initiative to ensure those standards are met, with a view to protecting and enhancing value for our investors in our portfolios.

Engagement will also be proportionate and will reflect the size of holdings, length of holding period and liquidity of the underlying company shares. This is because in most of IP’s investment jurisdictions, the only effective remedy of last resort available to shareholders, other than liquidating their share ownership, is the removal of directors.
2.	Scope

The scope of this policy covers all portfolios that are managed by the IP investment teams located in Henley on Thames, United Kingdom and specifically excludes portfolios that are managed by other investment teams within the wider Invesco group that have their own voting, corporate governance and stewardship policies. As an example, within IP’s ICVC range the following funds are excluded: IP UK Enhanced Index, IP Hong Kong & China, IP Japanese Smaller Companies, IP Global Balanced Index, IP Global ex-UK Core Equity Index, IP Global ex-UK Enhanced Index and the IP Balanced Risk 6, 8 and 10 funds.

Invesco Perpetual	02
Policy on Corporate Governance and Stewardship
3.	Responsible voting

One important means of putting shareholder responsibility into practice is via the exercising of voting rights. In deciding whether to vote, IP will take into account such factors as the likely impact of voting on management activity, and where expressed, the preference of clients in portfolios managed by them. As a result of these two factors, IP will tend to vote on all UK, European and US shares but to vote on a more selective basis on other shares. (See Appendix I - Voting on shares listed outside of the UK, Europe and the US).

IP considers that the voting rights attached to its clients’ investments should be actively managed with the same duty of care as that applied to all other aspects of asset administration. As such, voting rights will be exercised on an informed and independent basis, and will not simply be passed back to the company concerned for discretionary voting by the Chairman.

In voting for or against a proposal, IP will have in mind three objectives, as follows:
-	To protect the rights of its clients

-	To minimise the risk of financial or business impropriety within the companies in which its clients are invested, and

-	To protect the long-term value of its clients’ investments.
It is important to note that, when exercising voting rights, the third option of abstention can also be used as a means of expressing dissatisfaction, or lack of support, to a board on any particular issue. Additionally, in the event of a conflict of interest arising between IP and its clients over a specific issue, IP will either abstain or seek instruction from each client.

IP will actively exercise the voting rights represented by the shares it manages on behalf of its clients where it is granted the discretion to do so. In certain circumstances the discretion is retained by the client, where they wish to be responsible for applying their own right to vote.
Note: Share blocking

Generally, IP will not vote where this results in shares being blocked from trading for a period of more than a few hours. IP considers that it is not in the interest of clients that their shares are blocked at a potentially sensitive time, such as the time around a shareholder meeting.
4.	Voting procedures

IP will endeavour to keep under regular review with trustees, depositaries, custodians and third party proxy voting services the practical arrangements for circulating company resolutions and notices of meetings and for exercising votes in accordance with standing or special instructions. Although IP’s proxy voting service will provide research and recommendations for each resolution, each fund manager will cast their vote independently considering their own research and dialogue with company management.

Proxy voting research and services are currently provided by Institutional Shareholder Services (ISS), part of the RiskMetrics Group.

IP will endeavour to review regularly any standing or special instructions on voting and where possible, discuss with company representatives any significant issues.

IP will take into account the implications of stock lending arrangements where this is relevant (that is, when stock is lent to the extent permitted by local regulations, the voting rights attaching to that stock pass to the borrower). However, IP does not currently enter into any stock lending arrangements as it believes the facility does not support active shareholder engagement.

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Policy on Corporate Governance and Stewardship
5.	Dialogue with companies

IP will endeavour, where practicable and in accordance with its investment approach, to enter into a dialogue with companies’ management based on the mutual understanding of objectives. This dialogue is likely to include regular meetings with company representatives to explore any concerns about corporate governance where these may impact on the best interests of clients. In discussion with company boards and senior non-Executive Directors, IP will endeavour to cover any matters of particular relevance to investee company shareholder value.

Those people on the inside of a company, most obviously its executives, know their businesses much more intimately. Therefore, it is usually appropriate to leave strategic matters in their hands. However, if that strategy is not working, or alternatives need exploring, IP will seek to influence the direction of that company where practicable. In IP’s view, this is part of its responsibility to investors, where possible, in shaping strategy. Ultimately the business’ performance will have an impact on the returns generated by IP’s portfolios, whether it is in terms of share price performance or dividends, and IP wants to seek to ensure that the capital IP has invested on behalf of its clients is being used as effectively as possible. In the majority of cases IP is broadly in agreement with the direction of a company that it has invested in, as its initial decision to invest will have taken these factors into account. But these issues demand regular review, which can only be achieved through company meetings.

The building of this relationship facilitates frank and open discussion, and on-going interaction is an integral part of the fund manager’s role. The fact that IP has been a major shareholder in a number of companies for a long time, in particular within its domestic UK portfolios, reflects both the fact that IP’s original investments were based on a joint understanding of where the businesses were going and the ability of the companies’ management to execute that plan. Inevitably there are times when IP’s views diverge from those of the companies’ executives but, where possible, it attempts to work with companies towards a practical solution. However, IP believes that its status as part-owner of companies means that it has both the right and the responsibility to make its views known. The option of selling out of those businesses is always open, but normally IP prefers to push for change, even if this can be a slow process.

Specifically when considering resolutions put to shareholders, IP will pay attention to the companies’ compliance with the relevant local requirements. In addition, when analysing companies’ prospects for future profitability and hence returns to shareholders, IP will take many variables into account, including but not limited to, the following:
-	Nomination and audit committees

-	Remuneration committee and directors’ remuneration

-	Board balance and structure

-	Financial reporting principles

-	Internal control system and annual review of its effectiveness

-	Dividend and Capital Management policies

-	Socially Responsible Investing policies
6.	Non-routine resolutions and other topics

These will be considered on a case-by-case basis and where proposals are put to the vote will require proper explanation and justification by (in most instances) the Board. Examples of such proposals would be all political donations and any proposal made by a shareholder or body of shareholders (typically a pressure group).

Apart from the three fundamental voting objectives set out under ‘Responsible Voting’ above, considerations that IP might apply to non-routine proposals will include:
-	The degree to which the company’s stated position on the issue could affect its reputation and/ or sales, or leave it vulnerable to boycott or selective purchasing

-	Peer group response to the issue in question

-	Whether implementation would achieve the objectives sought in the proposal

-	Whether the matter is best left to the Board’s discretion.

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Policy on Corporate Governance and Stewardship
7.	Evaluation of companies’ environmental, social and governance arrangements

At IP, each fund manager is individually responsible for environmental, social and governance (ESG) matters, rather than utilising ESG professionals or an internal / external discrete team independent from the fund management process. ESG issues are deemed as an essential component of the fund manager’s overall investment responsibilities. Additionally, fund managers may call on the support of the IP Investment Management Operations team on any ESG matter.

As mentioned in Section 5, company meetings are an integral part of IP’s investment research approach and discussions at these meetings include all matters that might affect the share price, including ESG issues.

IP’s research is structured to give it a detailed understanding of a company’s key historical and future, long-term business drivers, such as demand for its products, pricing power, market share trends, cash flow and management strategy. This enables IP’s investment teams to form a holistic opinion of management strategy, the quality of the management, an opinion on a company’s competitive position, its strategic advantages/ disadvantages, and corporate governance arrangements, thus incorporating any inherent ESG issues.

IP will, when evaluating companies’governance arrangements, particularly those relating to board structure and composition, give due weight to all relevant factors brought to its attention.
8.	Disclosure and reporting

Although IP acknowledges initiatives of transparency, it is also very aware of its fiduciary duty and the interests of all investors in portfolios managed by them. As such, IP is very cognisant that disclosure of any meeting specific information may have a detrimental effect in its ability to manage its portfolios and ultimately would not be in the best interests of all clients. Primarily, this is for investor protection and to allow IP’s fund managers to manage their portfolios in the interests of all its clients.

Although IP does not report specific findings of company meetings for external use, it will seek to provide regular illustrations to demonstrate that active engagement is at the heart of its investment process.

For clients with individual mandates, (i.e. not invested in a fund), IP may discuss specific issues where it can share details of a client’s portfolio with that specific client. Occasionally, where IP has expressed strong views to management over matters of governance, those views have gained media attention, but IP will never seek to encourage such debates in the media.

On request from investors, IP will in good faith provide records of voting instructions given to third parties such as trustees, depositaries and custodians provided that:
-	In IP’s view, it does not conflict with the best interests of other investors; and

-	It is understood that IP will not be held accountable for the expression of views within such voting instructions and

-	IP is not giving any assurance nor undertaking nor has any obligation to ensure that such instructions resulted in any votes actually being cast. Records of voting instructions within the immediate preceding three months will not normally be provided for activities within the funds managed by IP
Note:

The record of votes will reflect the voting instruction of the relevant fund manager. This may not be the same as votes actually cast as IP is entirely reliant on third parties complying promptly with such instructions to ensure that such votes are cast correctly. Accordingly, the provision of information relating to an instruction does not mean that a vote was actually cast, just that an instruction was given in accordance with a particular view taken.

Invesco Perpetual	05
Policy on Corporate Governance and Stewardship
9.	The UK Stewardship Code

The UK Stewardship Code (the Code) issued by the Financial Reporting Council (FRC) aims to enhance the quality of engagement between institutional investors and companies to help improve long-term returns to shareholders and the efficient exercise of governance responsibilities. The Code sets out seven principles, which support good practice on engagement with UK investee companies and to which the FRC believes institutional investors should aspire. The Code is applied on a ‘comply or explain’ approach. IP sets out below how it complies with each principle or details why it chooses not to.
Principle 1
Institutional investors should publicly disclose their policy on how they will discharge their stewardship responsibilities.
IP complies with Principle 1 and publishes the Invesco Perpetual Policy on Corporate Governance and Stewardship, which sets out how it will discharge its stewardship responsibilities, on the ‘About us’ page on its website:

www.invescoperpetual.co.uk

The following is a summary:

IP primarily defines stewardship as representing the best interests of clients in its fiduciary role as a discretionary asset manager (not asset owner) and as an institutional shareholder, i.e. an organization which pools large sums of money and invest those sums in securities, and other investment assets. This is considered more appropriate than undertaking the stewardship of investee companies, which we believe should always remain the responsibility of the directors and executives of those companies. IP may at times seek to influence strategies of investee companies, where appropriate, on behalf of its clients, but IP will never seek to be involved in the day to day running of any investee companies. As a result, in the interests of the beneficiaries of the assets under its management, IP will engage with investee companies on strategy, share value performance, risk, capital structure, governance, culture, remuneration and other significant matters that may be subject to voting in a general meeting and of proportional interest in terms of value discovery in a business.
Principle 2
Institutional investors should have a robust policy on managing conflicts of interest in relation to stewardship and this policy should be publicly disclosed.
IP complies with Principle 2 by meeting its regulatory requirement of having an effective Conflicts of Interest Policy. Any conflicts of interest arising through its stewardship of investee companies will be handled in accordance with that policy.

In respect of stewardship, IP anticipates the opportunity for conflicts arising would be limited, e.g. where it invests in a company that is also a broker (i.e. dealing) of, or client of IP.

This Invesco UK Conflicts of Interest Policy is available on request and covers potential conflicts of interest in relation to stewardship. The Conflicts of Interest Policy defines a conflict of interest as ‘a situation where there is a material risk of damage to the interests of a client arising because of the interests of Invesco and our clients differ and any client and those of another client differ.’ As UK Stewardship is carried out in our clients’ interests, there are limited opportunities for conflicts of interest arising and, where they do, these are managed appropriately.
Principle 3
Institutional investors should monitor their investee companies.
As an active shareholder, IP complies with Principle 3. Through its investment process, fund managers endeavour to establish on a proportionate basis, on-going dialogue with company management and this is likely to include regular meetings. In discussions with company boards and senior non-Executive Directors, IP will explore any concerns about corporate governance where these may impact on the best interests of clients, together with any other matters of particular value to shareholders.

Meeting company boards of investee companies is a core part of IP’s investment process and IP is committed to keeping records of all future key engagement activities. As part of the engagement process IP fund managers may choose to be made insiders (i.e. to be made privy to material, non-public information) to protect and/or enhance investor value. In such circumstances they will follow IP’s regulatory required policy and processes to mitigate against market abuse, principally by systematically blocking any trading in insider securities.

When casting votes on behalf of investors, IP keeps detailed records of all instructions given in good faith to third parties such as trustees, depositories and custodians. Although the rationale for voting in a particular manner is not automatically captured through the voting process, the individually responsible fund manager would be expected to be able to clearly articulate their decision whenever required.

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Policy on Corporate Governance and Stewardship
9.	The UK Stewardship Code
Principle 4
Institutional investors should establish clear guidelines on when and how they will escalate their activities as a method of protecting and enhancing shareholder value.
IP complies with Principle 4 with its fund managers managing corporate governance matters independently being a key part of their investment process to protect and add value on behalf investors. Initially any issues/concerns would be raised by its fund managers through IP’s process of on-going dialogue and company meetings. On occasions that a fund manager believes an issue is significant enough to be escalated, this will be done through IP’s Chief Investment Officer (CIO) and the IP Investment Management Operations team who will ensure the relevant internal resources are made available to support the fund manager in securing the most appropriate outcome for IP’s clients.
Principle 5
Institutional investors should be willing to act collectively with other investors where appropriate.
IP is supportive of collective engagement in cases where objectives between parties are mutually agreeable, there are no conflicts of interest and, as they pertain to the UK market, are not in breach of ‘concert party’ rules. Other shareholders can engage directly with the relevant fund manager or through an investment adviser. Alternatively, enquiries can be directed to any of the below:
-	Stuart Howard — Head of IP Investment Management Operations

-	Dan Baker — IP Investment Management Operations Manager

-	Charles Henderson — UK Equities Business Manager
Principle 6
Institutional investors should have a clear policy on voting and disclosure of voting activity.
As detailed in Section 3, IP is committed to voting on all the UK (together with European and US) stocks it holds for its underlying investors and where it has the full discretion to do so. Whilst comprehensive records of IP’s voting instructions are maintained, IP does not report specifically on its voting activity. Whilst being mindful of its fiduciary duty and the interest of all investors, IP believes that automatic public disclosure of its voting records may have a detrimental effect on its ability to manage its portfolios and ultimately would not be in the best interest of all clients.

On specific requests from clients, IP will in good faith provide records of voting instructions given to third parties such as trustees, depositaries and custodians subject to limitations detailed in Section 8.

IP uses ISS to process its voting decisions and the ABI’s IVIS service for research for UK securities. Its instructions to ISS include a default instruction to vote with management, which is used only on the rare occasion when instructions are not successfully transmitted to ISS. IP will also consider the need to attend and vote at general meetings if issues prevent the casting of proxy votes within required time limits.

IP does not enter into stock lending arrangements which might impact the voting process.
Principle 7
Institutional investors should report periodically on their stewardship and voting activities.
IP complies with Principle 7 through a commitment to provide regular illustrations of its engagement activities and to respond to voting record requests from investors in its portfolios on an individual basis.

Although IP does not report specific findings of company meetings for external use, we will seek to provide illustrations to demonstrate that active engagement is at the heart of its investment process. On request from investors, IP will in good faith provide records of voting instructions given to third parties such as trustees, depositaries and custodians subject to certain limitations outlined in Section 8. Although the rationale for its voting decision is not captured through the voting process, individual fund managers would be expected to articulate their decision whenever required.

IP currently does not obtain an independent opinion on its engagement and voting processes as it believes any value for its clients from such an opinion is outweighed by the costs of obtaining such an opinion. There is also no material demand from clients to provide such an independent assurance.

Invesco Perpetual	07
Policy on Corporate Governance and Stewardship
Appendix 1
Voting on shares listed outside of the UK, Europe and the US
When deciding whether to exercise the voting rights attached to its clients’ shares listed outside of the UK, Europe and the US, IP will take into consideration a number of factors. These will include the:
-	Likely impact of voting on management activity, versus the cost to the client

-	Portfolio management restrictions (e.g. share blocking) that may result from voting

-	Preferences, where expressed, of clients
Generally, IP will vote on shares listed outside of the UK, Europe and the US by exception only, except where the client or local regulator expressly requires voting on all shares.
Note: Share blocking
Generally, IP will not vote where this results in shares being blocked from trading for a period of more than a few hours. IP considers that it is not in the interest of clients that their shares are blocked at a potentially sensitive time, such as that around a shareholder meeting.

Important information
As at 14 January 2013.
For more information on our funds, please refer to the most up to date relevant fund and share class-specific Key Investor Information Documents, the Supplementary Information Document, the ICVC ISA Key Features and Terms & Conditions, the latest Annual or Interim Short Reports and the latest Prospectus. This information is available using the contact details shown.
Telephone calls may be recorded.
The value of investments and any income will fluctuate (this may partly be the result of exchange rate fluctuations) and investors may not get back the full amount invested.
Where Invesco Perpetual has expressed views and opinions, these may change.
Invesco Perpetual is a business name of Invesco Asset Management Limited. Authorised and regulated by the Financial Services Authority.
Invesco Asset Management Limited
Registered in England 949417
Registered Office: 30 Finsbury Square, London, EC2A 1AG
51781/PDF/300113

B6. Proxy Voting
Policy Number: B-6       Implementation Date: May 1, 2001       Effective Date: December 2011

1.	Purpose and Background
In its management of investment funds and separately managed portfolios (“SMP”), Invesco Canada Ltd. (“Invesco Canada”) must act in each investment fund and SMP’s best interest.
2.	Application
Invesco Canada must exercise all voting rights with respect to securities held in the accounts (“Accounts”) that it acts as investment fund manager and/or adviser including separately managed portfolios (“SMPs”), investment funds offered in Canada (“Canadian Funds”), investment funds registered under and governed by the US Investment Company Act of 1940, as amended, and to which Invesco Canada provides advisory services (the “US Funds”) but excluding Accounts (“Sub-Advised Accounts”) that are sub-advised to affiliated advisers (“Sub-Advisers”). Exceptions to the requirement to exercise all voting rights are outlined in the Invesco Canada Proxy Voting Guidelines (the “Guidelines”), as amended from time to time, a copy of which is attached to this policy. Proxies for Sub-Advised Accounts must be voted in accordance with the Sub-Adviser’s proxy voting policy, unless the sub-advisory agreement between the Sub-Adviser and Invesco Canada provides otherwise. Voting rights will not be exercised in accordance with this policy or the Sub-Adviser’s proxy policy if the investment management agreement between the client and Invesco Canada governing the SMP provides otherwise.
Invesco Canada’s portfolio managers have responsibility for exercising all proxy votes and in doing so, for acting in the best interest of the Accounts. Portfolio managers must vote proxies in accordance with the Guidelines.
When a proxy is voted against the recommendation of the publicly traded company’s management, the portfolio manager or designate shall provide the reasons in writing to the proxy team within the Investment Operations and Support department (“Proxy Team”).
Invesco Canada may delegate to a third party the responsibility to vote proxies on behalf of all or certain Accounts, in accordance with the Guidelines.

3.	Proxy Administration, Records Management and Data Retention
3.1	Proxy Administration
Invesco Canada has a dedicated Proxy Team. This team is responsible for managing all proxy voting materials. The Proxy Team ensures that all proxies and notices are received from all issuers on a timely basis and that all proxies are voted on a timely basis.
Proxy voting circulars for all companies are received electronically through an external service provider. Circulars for North American companies and ADRs are generally also received in paper format.
Once a circular is received, the Proxy Team verifies that all shares and Accounts affected are correctly listed. The Proxy Team then gives a copy of the proxy ballot to each affected portfolio manager and maintains a tracking list to ensure that all proxies are voted within the prescribed deadlines.
Once voting information has been received from the portfolio managers, voting instructions are sent electronically to the service provider who then forwards the instructions to the appropriate proxy voting agent or transfer agent.
3.2	Records Management and Data Retention
For all Accounts, Invesco Canada shall maintain a record of all proxies received, a record of votes cast (unless retained by an external proxy service provider) and a copy of the reasons for voting against management. In addition, for the US Funds Invesco Canada will maintain a copy of any document created by Invesco Canada that was material to making a decision on how to vote proxies on behalf of a US Fund and that memorializes the basis of that decision.
The external proxy service provider retains, on behalf of Invesco Canada, electronic records of the votes cast and shall provide Invesco Canada with a copy of proxy records promptly upon request. The service provider must make all documents available to Invesco Canada for a period of 7 years.
All documents shall be maintained and preserved in an easily accessible place i) for a period of 2 years where Invesco Canada carries on business in Canada and ii) for a period of 5 years thereafter at the same location or at any other location.
4.	Reporting
The Global Investments Director (or designate) must report on proxy voting to the Compliance Committees of the Invesco Canada Fund Advisory Board and the Boards of Directors of Invesco Canada Fund Inc. and Invesco Canada Corporate Class Inc. (collectively, the “Board Compliance Committees”) on an annual basis with respect to all Canadian Funds and investment funds managed by Invesco Canada that are Sub-Advised

Accounts. The Global Investments Director (or designate) shall report on proxy voting to the Board of Directors of the US Funds as required from time to time.
In accordance with National Instrument 81-106 – Investment Fund Continuous Disclosure (“NI 81-106”), proxy voting records for all Canadian mutual funds must be prepared annually (for the period ended June 30) and must be posted on Invesco Canada’s website no later than August 31st of each year.
The Invesco Canada Compliance department (“Compliance”) shall review a sample of the proxy voting records posted on Invesco Canada’s website on an annual basis to confirm that the records are posted by the August 31st deadline under NI 81-106. A summary of the review must be maintained and preserved by Compliance in an easily accessible place i) for a period of 2 years where Invesco Canada carries on business in Canada and ii) for a period of 5 years thereafter at the same location or at any other location.

INVESCO CANADA
PROXY VOTING GUIDELINES
Purpose
The purpose of this document is to describe Invesco Canada’s general guidelines for voting proxies received from companies held in the accounts (“Accounts”) for which it acts as investment fund manager and/or adviser including separately managed portfolios (“SMPs”), investment funds offered in Canada (“Canadian Funds”) and investment funds registered under and governed by the US Investment Company Act of 1940, as amended, and to which Invesco Canada provides advisory services (the “US Funds”) but excluding Accounts (“Sub-Advised Accounts”) that are sub-advised by affiliated or third party advisers (“Sub-Advisers”). Proxies for Sub-Advised Accounts will be voted in accordance with the Sub-Adviser’s policy, unless the sub-advisory agreement provides otherwise. Voting rights will not be exercised in accordance with this policy or the Sub-Adviser’s proxy policy if the investment management agreement between the client and Invesco Canada governing the SMP provides otherwise.
As part of its due diligence, Compliance will review the proxy voting policies & procedures of any new sub-advisors to ensure that they are appropriate in the circumstances.
Introduction
Invesco Canada has a fiduciary obligation to act in the best long-term economic interest of the Accounts when voting proxies of portfolio companies.
The default is to vote with the recommendation of the publicly traded company’s management.
As a general rule, Invesco Canada shall vote against any actions that would:
•	reduce the rights or options of shareholders,

•	reduce shareholder influence over the board of directors and management,

•	reduce the alignment of interests between management and shareholders, or

•	reduce the value of shareholders’ investments.
At the same time, since Invesco Canada’s Canadian-based portfolio managers follow an investment discipline that includes investing in companies that are believed to have strong management teams, the portfolio managers will generally support the management of companies in which they invest, and will accord proper weight to the recommendations of company management. Therefore, in most circumstances, votes will be cast in accordance with the recommendations of company management.
While Invesco Canada’s proxy voting guidelines are stated below, the portfolio managers will take into consideration all relevant facts and circumstances (including country specific considerations), and retain the right to vote proxies as deemed appropriate.
These guidelines may be amended from time to time.
Situations in which Voting Rights Proxies Will Not Be Exercised
Voting rights will not be exercised in situations where the securities have been sold subsequent to record date, administrative issues prevent voting or (where Invesco Canada sub-advises an Account for an unaffiliated third-party) securities to be voted have been loaned by the Manager.
Conflicts of Interest
When voting proxies, Invesco Canada’s portfolio managers assess whether there are material conflicts of interest between Invesco Canada’s interests and those of the Account. A potential conflict of interest situation may include where Invesco Canada or an affiliate manages assets for, provides other financial services to, or otherwise has a material business relationship with, a company whose management is soliciting proxies, and failure to vote in favour of management of the company may harm Invesco Canada’s relationship with the company. In all situations, the portfolio managers will not take Invesco Canada’s relationship with the company into account, and will vote the proxies in the best interest of the Account. To the extent that a portfolio manager has any personal conflict of interest with respect to a company or an issue presented, that portfolio manager should abstain from voting on that company or issue. Portfolio managers are required to report in writing to the relevant Investment Head any such conflicts of interest and/or attempts by outside parties to improperly influence the voting process. If the portfolio manager in question is an Investment Head, such conflicts of interest and/or attempts by outside parties to improperly influence the voting process shall be presented in writing to the Investment Leadership Team (“ILT”). The Global Investments Director (or designate) will report any conflicts of interest to the Invesco Canada Investment Compliance Committee and the Independent Review Committee on an annual basis.
I.	BOARDS OF DIRECTORS
We believe that a board that has at least a majority of independent directors is integral to good corporate governance. Unless there are restrictions specific to a company’s home jurisdiction, key board committees, including audit and compensation committees, should be completely independent.

Voting on Director Nominees in Uncontested Elections
Votes in an uncontested election of directors are evaluated on a case-by-case basis, considering factors that may include:
•	Long-term financial company performance relative to a market index,

•	Composition of the board and key board committees,

•	Nominee’s attendance at board meetings,

•	Nominee’s time commitments as a result of serving on other company boards,

•	Nominee’s stock ownership position in the company,

•	Whether the chairman is also serving as CEO, and

•	Whether a retired CEO sits on the board.
Voting on Director Nominees in Contested Elections
Votes in a contested election of directors are evaluated on a case-by-case basis, considering factors that may include:
•	Long-term financial performance of the company relative to its industry,

•	Management’s track record,

•	Background to the proxy contest,

•	Qualifications of director nominees (both slates),

•	Evaluation of what each side is offering shareholders as well as the likelihood that the proposed objectives and goals can be met, and

•	Stock ownership positions in the company.
Majority Threshold Voting for Director Elections
We will generally vote for proposals that require directors to be elected with an affirmative majority of votes cast unless the relevant portfolio manager believes that the company has adopted formal corporate governance principles that present a meaningful alternative to the majority voting standard.

Separating Chairman and CEO
Shareholder proposals to separate the chairman and CEO positions should be evaluated on a case-by-case basis.
While we generally support these proposals, some companies have governance structures in place that can satisfactorily counterbalance a combined position. Voting decisions will take into account factors such as:
•	Designated lead director, appointed from the ranks of the independent board members with clearly delineated duties;

•	Majority of independent directors;

•	All-independent key committees;

•	Committee chairpersons nominated by the independent directors;

•	CEO performance is reviewed annually by a committee of independent directors; and

•	Established governance guidelines.
Majority of Independent Directors
While we generally support proposals asking that a majority of directors be independent, each proposal should be evaluated on a case-by-case basis.
We generally vote for proposals that request that the board’s audit, compensation, and/or nominating committees be composed exclusively of independent directors.
Stock Ownership Requirements
We believe that individual directors should be appropriately compensated and motivated to act in the best interests of shareholders. Share ownership by directors better aligns their interests with those of other shareholders. Therefore, we believe that meaningful share ownership by directors is in the best interest of the company.
We generally vote for proposals that require a certain percentage of a director’s compensation to be in the form of common stock.
Size of Boards of Directors
We believe that the number of directors is important to ensuring the board’s effectiveness in maximizing long-term shareholder value. The board must be large enough to allow it to adequately discharge its responsibilities, without being so large that it becomes cumbersome.
While we will prefer a board of no fewer than 5 and no more than 16 members, each situation will be considered on a case-by-case basis taking into consideration the specific company circumstances.
Classified or Staggered Boards
In a classified or staggered board, directors are typically elected in two or more “classes”, serving terms greater than one year.
We prefer the annual election of all directors and will generally not support proposals that provide for staggered terms for board members. We recognize that there may be jurisdictions where staggered terms for board members is common practice and, in such situations, we will review the proposals on a case-by-case basis.
Director Indemnification and Liability Protection
We recognize that many individuals may be reluctant to serve as corporate directors if they are personally liable for all lawsuits and legal costs. As a result, limitations on directors’ liability can benefit the corporation and its shareholders by helping to attract and retain qualified directors while providing recourse to shareholders on areas of misconduct by directors.
We generally vote for proposals that limit directors’ liability and provide indemnification as long as the arrangements are limited to the director acting honestly and in good faith with a view to the best interests of the company and, in criminal matters, are limited to the director having reasonable grounds for believing the conduct was lawful.
II.	AUDITORS
A strong audit process is a requirement for good corporate governance. A significant aspect of the audit process is a strong relationship with a knowledgeable and independent set of auditors.
Ratification of Auditors
We believe a company should limit its relationship with its auditors to the audit engagement, and certain closely related activities that do not, in the aggregate, raise an appearance of impaired independence.
We generally vote for the reappointment of the company’s auditors unless:
•	It is not clear that the auditors will be able to fulfill their function;

•	There is reason to believe the auditors have rendered an opinion that is neither accurate nor indicative of the company’s financial position; or

•	The auditors have a significant professional or personal relationship with the issuer that compromises their independence.
Disclosure of Audit vs. Non-Audit Fees
Understanding the fees earned by the auditors is important for assessing auditor independence. Our support for the re-appointment of the auditors will take into consideration whether the management information circular contains adequate disclosure about the amount and nature of audit vs. non-audit fees.
There may be certain jurisdictions that do not currently require disclosure of audit vs. non-audit fees. In these circumstances, we will generally support proposals that call for this disclosure.
III.	COMPENSATION PROGRAMS
Appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of long-term shareholders and the interests of management, employees and directors. Plans should not substantially dilute shareholders’ ownership interests in the company, provide participants with excessive awards or have objectionable structural features. We will consider each compensation plan in its entirety (including all incentives, awards and other compensation) to determine if the plan provides the right incentives to managers, employees and directors and is reasonable on the whole.
While we generally encourage companies to provide more transparent disclosure related to their compensation programs, the following are specific guidelines dealing with some of the more common features of these programs (features not specifically itemized below will be considered on a case-by-case basis taking into consideration the general principles described above):
Cash Compensation and Severance Packages
We will generally support the board’s discretion to determine and grant appropriate cash compensation and severance packages.
Executive Compensation (“say on pay”)
Proposals requesting that companies subject each year’s compensation record to a non binding advisory shareholder vote, or so-called “say on pay” proposals will be evaluated on a case-by-case basis.

Equity Based Plans — Dilution
Equity compensation plans can increase the number of shares of a company and therefore dilute the value of existing shares. While such plans can be an effective compensation tool in moderation, they can be a concern to shareholders and their cost needs to be closely watched. We assess proposed equity compensation plans on a case-by-case basis.
Employee Stock Purchase Plans
We will generally vote for the use of employee stock purchase plans to increase company stock ownership by employees, provided that shares purchased under the plan are acquired for no less than 85% of their market value. It is recognized that country specific circumstances may exist (e.g. tax issues) that require proposals to be reviewed on a case-by-case basis.
Loans to Employees
We will vote against the corporation making loans to employees to allow employees to pay for stock or stock options. It is recognized that country specific circumstances may exist that require proposals to be reviewed on a case-by-case basis.
Stock Option Plans – Board Discretion
We will vote against stock option plans that give the board broad discretion in setting the terms and conditions of the programs. Such programs should be submitted with detail and be reasonable in the circumstances regarding their cost, scope, frequency and schedule for exercising the options.
Stock Option Plans – Inappropriate Features
We will generally vote against plans that have any of the following structural features:
•	ability to re-price “underwater” options without shareholder approval,

•	ability to issue options with an exercise price below the stock’s current market price,

•	ability to issue “reload” options, or

•	automatic share replenishment (“evergreen”) features.
Stock Option Plans – Director Eligibility
While we prefer stock ownership by directors, we will support stock option plans for directors as long as the terms and conditions of director options are clearly defined

Stock Option Plans — Repricing
We will vote for proposals to re-price options if there is a value-for-value (rather than a share-for-share) exchange.
Stock Option Plans — Vesting
We will vote against stock option plans that are 100% vested when granted.
Stock Option Plans – Authorized Allocations
We will generally vote against stock option plans that authorize allocation of 25% or more of the available options to any one individual.
Stock Option Plans – Change in Control Provisions
We will vote against stock option plans with change in control provisions that allow option holders to receive more for their options than shareholders would receive for their shares.
IV.	CORPORATE MATTERS
We will review proposals relating to changes to capital structure and restructuring on a case-by-case basis, taking into consideration the impact of the changes on corporate governance and shareholder rights, anticipated financial and operating benefits, portfolio manager views, level of dilution, and a company’s industry and performance in terms of shareholder returns.
Common Stock Authorization
We will review proposals to increase the number of shares of common stock authorized for issue on a case-by-case basis.
Dual Class Share Structures
Dual class share structures involve a second class of common stock with either superior or inferior voting rights to those of another class of stock.
We will generally vote against proposals to create or extend dual class share structures where classes have different voting rights.
Stock Splits
We will vote for proposals to increase common share authorization for a stock split, provided that the increase in authorized shares would not result in excessive dilution given a company’s industry and performance in terms of shareholder returns.

Reverse Stock Splits
We will vote for proposals to implement a reverse stock split, provided that the reverse split does not result in an increase of authorized but unissued shares of more than 100% after giving effect to the shares needed for the reverse split.
Share Repurchase Programs
We will vote against proposals to institute open-market share repurchase plans if all shareholders do not participate on an equal basis.
Reincorporation
Reincorporation involves re-establishing the company in a different legal jurisdiction.
We will generally vote for proposals to reincorporate the company provided that the board and management have demonstrated sound financial or business reasons for the move. Proposals to reincorporate will generally not be supported if solely as part of an anti-takeover defense or as a way to limit directors’ liability.
Mergers & Acquisitions
We will vote for merger & acquisition proposals that the relevant portfolio managers believe, based on their review of the materials:
•	will result in financial and operating benefits,

•	have a fair offer price,

•	have favourable prospects for the combined companies, and

•	will not have a negative impact on corporate governance or shareholder rights.
V.	SOCIAL RESPONSIBILITY
We recognize that to effectively manage a corporation, directors and management must consider not only the interests of shareholders, but the interests of employees, customers, suppliers, and creditors, among others.
We believe that companies and their boards must give careful consideration to social responsibility issues in order to enhance long-term shareholder value.
We support efforts by companies to develop policies and practices that consider social responsibility issues related to their businesses.

VI.	SHAREHOLDER PROPOSALS
Shareholder proposals can be extremely complex, and the impact on the interests of all stakeholders can rarely be anticipated with a high degree of confidence. As a result, shareholder proposals will be reviewed on a case-by-case basis with consideration of factors such as:
•	the proposal’s impact on the company’s short-term and long-term share value,

•	its effect on the company’s reputation,

•	the economic effect of the proposal,

•	industry and regional norms in which the company operates,

•	the company’s overall corporate governance provisions, and

•	the reasonableness of the request.
We will generally support shareholder proposals that require additional disclosure regarding corporate responsibility issues where the relevant portfolio manager believes:
•	the company has failed to adequately address these issues with shareholders,

•	there is information to suggest that a company follows procedures that are not in compliance with applicable regulations, or

•	the company fails to provide a level of disclosure that is comparable to industry peers or generally accepted standards.
We will generally not support shareholder proposals that place arbitrary or artificial constraints on the board, management or the company.
Ordinary Business Practices
We will generally support the board’s discretion regarding shareholder proposals that involve ordinary business practices.
Protection of Shareholder Rights
We will generally vote for shareholder proposals that are designed to protect shareholder rights if the company’s corporate governance standards indicate that such additional protections are warranted.

Barriers to Shareholder Action
We will generally vote for proposals to lower barriers to shareholder action.
Shareholder Rights Plans
We will generally vote for proposals to subject shareholder rights plans to a shareholder vote.
VII.	OTHER
We will vote against any proposal where the proxy materials lack sufficient information upon which to base an informed decision.
We will vote against any proposals to authorize the company to conduct any other business that is not described in the proxy statement (including the authority to approve any further amendments to an otherwise approved resolution).
Reimbursement of Proxy Solicitation Expenses
Decisions to provide reimbursement for dissidents waging a proxy contest are made on a case-by-case basis.

Voting Rights Policy
This document sets out the high level Proxy Voting policy of Invesco Asset Management GmbH and Invesco Kapitalanlagegesellschaft mbH. The principles within this policy are followed by both Invesco Asset Management GmbH and Invesco Kapitalanlagegesellschaft mbH or to any of its delegates as applicable
Introduction:
Invesco Asset Management GmbH and Invesco Kapitalanlagegesellschaft mbH is committed to the fair and equitable treatment of all its clients. As such Invesco Asset Management GmbH and Invesco Kapitalanlagegesellschaft mbH has put in place procedures to ensure that voting rights attached to securities within a UCITS for which it is the Management Company are exercised where appropriate and in the best interests of the individual UCITS itself. Where Invesco Asset Management GmbH and Invesco Kapitalanlagegesellschaft mbH delegates the activity of Investment Management it will ensure that the delegate has in place policies and procedures consistent with the principles of this policy.
Outline of Voting Rights Process:
Voting opportunities which exist in relation to securities within each individual UCITS are monitored on an ongoing basis in order to ensure that advantage can be taken of any opportunity that arises to benefit the individual UCITS.
It is has been identified that a voting opportunity exist, an investment decisions is taken whether or not the opportunity to vote should be exercised and, if relevant, the voting decision to be taken. Considerations which are taken into account include:
–	the cost of participating in the vote relative to the potential benefit to the UCITS

–	the impact of participation in a vote on the liquidity of the securities creating the voting opportunity due to the fact that some jurisdictions will require that the securities are not sold for a period if they are the subject of a vote.

–	Other factors as deemed appropriate by the Investment Manager in relation to the investment objectives and policy of the individual UCITS.
It may be the case that an investment decision is taken not to participate in a vote. Such decisions can be equally appropriate due to the considerations applied by the investment team to determine the relative benefit to the individual UCITS, based on criteria such as fund size, investment objective, policy and investment strategy applicable.

Information on Voting Activity:
Further information on votes which were available to individual UCITS and actions taken are available to unitholders free of charge and by request to the UCITS Management Company.
Conflicts of Interest:
(name of management company) has a Conflict of Interest Policy which outlines the principles for avoiding, and where not possible, managing conflicts of interest. At no time will Invesco use shareholding powers in respect of individual UCITS to advance its own commercial interests, to pursue a social or political cause that is unrelated to a UCITS economic interests, or to favour another UCITS or client or other relationship to the detriment of others. This policy is available, free of cost, from the (name of Management Company.)

Invesco Hong Kong Limited
PROXY VOTING POLICY
1 February 2010

Introduction	2

1. Guiding Principles	3

2. Proxy Voting Authority	4

3. Key Proxy Voting Issues	6

4. Internal Administration and Decision-Making Process	8

5. Client Reporting	10

INTRODUCTION

This policy sets out Invesco’s approach to proxy voting in the context of our broader portfolio management and client service responsibilities. It applies to Asia related equity portfolios managed by Invesco on behalf of individually-managed clients and pooled fund clients
Invesco’s proxy voting policy is expected to evolve over time to cater for changing circumstances or unforeseen events.

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1. GUIDING PRINCIPLES

1.1	Invesco recognises its fiduciary obligation to act in the best interests of all clients, be they retirement scheme trustees, institutional clients, unitholders in pooled investment vehicles or personal investors. The application of due care and skill in exercising shareholder responsibilities is a key aspect of this fiduciary obligation.

1.2	The sole objective of Invesco’s proxy voting policy is to promote the economic interests of its clients. At no time will Invesco use the shareholding powers exercised in respect of its clients’ investments to advance its own commercial interests, to pursue a social or political cause that is unrelated to clients’ economic interests, or to favour a particular client or other relationship to the detriment of others.

1.3	Invesco also recognises the broader chain of accountability that exists in the proper governance of corporations, and the extent and limitations of the shareholder’s role in that process. In particular, it is recognised that company management should ordinarily be presumed to be best placed to conduct the commercial affairs of the enterprise concerned, with prime accountability to the enterprise’s Board of Directors which is in turn accountable to shareholders and to external regulators and exchanges. The involvement of Invesco as an institutional shareholder will not extend to interference in the proper exercise of Board or management responsibilities, or impede the ability of companies to take the calculated commercial risks which are essential means of adding value for shareholders.

1.4	The primary aim of the policy is to encourage a culture of performance among investee companies, rather than one of mere conformance with a prescriptive set of rules and constraints. Rigid adherence to a checklist approach to corporate governance issues is of itself unlikely to promote the maximum economic performance of companies, or to cater for circumstances in which non-compliance with a checklist is appropriate or unavoidable.

1.5	Invesco considers that proxy voting rights are an asset which should be managed with the same care as any other asset managed on behalf of its clients.

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2. PROXY VOTING AUTHORITY

2.1	An important dimension of Invesco’s approach to corporate governance is the exercise of proxy voting authority at the Annual General Meetings or other decision-making forums of companies in which we manage investments on behalf of clients.

2.2	An initial issue to consider in framing a proxy voting policy is the question of where discretion to exercise voting power should rest — with Invesco as the investment manager, or with each individual client? Under the first alternative, Invesco’s role would be both to make voting decisions on clients’ behalf and to implement those decisions. Under the second alternative, Invesco would either have no role to play, or its role would be limited solely to implementing voting decisions under instructions from our clients.

2.3	In addressing this issue, it is necessary to distinguish the different legal structures and fiduciary relationships which exist as between individually-managed clients, who hold investments directly on their own accounts, and pooled fund clients, whose investments are held indirectly under a trust structure.

2.4	Individually-Managed Clients

2.4.1	As a matter of general policy, Invesco believes that unless a client’s mandate gives specific instructions to the contrary, discretion to exercise votes should normally rest with the investment manager, provided that the discretion is always exercised in the client’s interests alone.

2.4.2	The reason for this position is that Invesco believes that, with its dedicated research resources and ongoing monitoring of companies, an investment manager is usually better placed to identify issues upon which a vote is necessary or desirable. We believe it is also more practical that voting discretion rests with the party that has the authority to buy and sell shares, which is essentially what investment managers have been engaged to do on behalf of their clients.

2.4.3	In cases where voting authority is delegated by an individually-managed client, Invesco recognises its responsibility to be accountable for the decisions it makes. If a client requires, an appropriate reporting mechanism will be put in place.

2.4.4	While it is envisaged that the above arrangements will be acceptable in the majority of cases, it is recognised that some individually-managed clients will wish to retain voting authority for themselves, or to place conditions on the circumstances in which it can be exercised by investment managers. In practice, it is believed that this option is generally only likely to arise with relatively large clients such as trustees of major superannuation funds or statutory corporations which have the resources to develop their own policies and to supervise their implementation by investment managers and custodians. In particular, clients who have multiple equity managers and utilise a master custody arrangement may be more likely to consider retaining voting authority in order to ensure consistency of approach across their total portfolio.

2.4.5	In any event, whatever decision is taken as to where voting authority should lie, Invesco believes that the matter should be explicitly covered by the terms of the investment management agreement and clearly understood by the respective parties.

2.4.6	Accordingly, Invesco will pursue the following policies with respect to the exercise of proxy voting authority for individually-managed clients:

PROXY VOTING AUTHORITY
Individually-Managed Clients

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Unless an individually-managed client wishes to retain proxy voting authority, Invesco will assume proxy voting authority by way of delegation from the client, provided that the allocation of proxy voting responsibility is clearly set out in the investment management agreement.
In the case of clients who wish to place special conditions on the delegation of proxy voting powers, Invesco will endeavour to accommodate those clients’ requirements as far as practicable, subject to any administrative obstacles or additional costs that might arise in implementing the conditions.
2.5	Pooled Fund Clients

2.5.1	The legal relationship between an investment manager and its pooled fund clients is different in a number of important respects from that applying to individually-managed clients. These differences have a bearing on how proxy voting authority is exercised on behalf of pooled fund clients.

2.5.2	These legal relationships essentially mean that the manager is required to act solely in the collective interests of unitholders at large rather than as a direct agent or delegate of each unitholder. On the issue of proxy voting, as with all other aspects of our client relationships, Invesco will naturally continue to be receptive to any views and concerns raised by its pooled fund clients. However, the legal relationship that exists means it is not possible for the manager to accept instructions from a particular pooled fund client as to how to exercise proxy voting authority in a particular instance.

2.5.3	As in the case of individually-managed clients who delegate their proxy voting authority, Invesco’s accountability to pooled fund clients in exercising its fiduciary responsibilities is best addressed as part of the manager’s broader client relationship and reporting responsibilities.

2.5.4	Accordingly, Invesco will pursue the following policies with respect to the exercise of proxy voting authority for pooled fund clients:

PROXY VOTING AUTHORITY
Pooled Fund Clients
In considering proxy voting issues arising in respect of pooled fund shareholdings, Invesco will act solely in accordance with its fiduciary responsibility to take account of the collective interests of unitholders in the pooled fund as a whole.
Invesco cannot accept instructions from individual unitholders as to the exercise of proxy voting authority in a particular instance.

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3. KEY PROXY VOTING ISSUES

3.1	This section outlines Invesco’s intended approach in cases where proxy voting authority is being exercised on clients’ behalf.

3.2	Invesco will vote on all material issues at all company meetings where it has the voting authority and responsibility to do so. We will not announce our voting intentions and the reasons behind them.

3.3	Invesco applies two underlying principles. First, our interpretation of ‘material voting issues’ is confined to those issues which affect the value of shares we hold on behalf of clients and the rights of shareholders to an equal voice in influencing the affairs of companies in proportion to their shareholdings. We do not consider it appropriate to use shareholder powers for reasons other than the pursuit of these economic interests. Second, we believe that a critical factor in the development of an optimal corporate governance policy is the need to avoid unduly diverting resources from our primary responsibilities to add value to our clients’ portfolios through investment performance and client service.

3.4	In order to expand upon these principles, Invesco believes it is necessary to consider the role of proxy voting policy in the context of broader portfolio management and administrative issues which apply to our investment management business as a whole. These are discussed as follows.

3.5	Portfolio Management Issues — Active Equity Portfolios

3.5.1	While recognising in general terms that issues concerning corporate governance practices can have a significant bearing on the financial performance of companies, the primary criterion for the selection and retention of a particular stock in active equity portfolios remains our judgment that the stock will deliver superior investment performance for our clients, based on our investment themes and market analysis.

3.5.2	In view of these dynamics, Invesco does not consider it feasible or desirable to prescribe in advance comprehensive guidelines as to how it will exercise proxy voting authority in all circumstances. The primary aim of Invesco’s approach to corporate governance is to encourage a culture of performance among the companies in which we manage investments in order to add value to our clients’ portfolios, rather than one of mere conformance with a prescriptive set of rules and constraints.

3.5.3	Nevertheless, Invesco has identified a limited range of issues upon which it will always exercise proxy voting authority — either to register disapproval of management proposals or to demonstrate support for company initiatives through positive use of voting powers. These issues are outlined as follows:

KEY VOTING ISSUES
Major Corporate Proposals
Invesco will always vote on the following issues arising in company General Meetings where it has the authority to do so on behalf of clients.
ä	contentious issues (eg. issues of perceived national interest, or where there has been extensive press coverage or public comment);

ä	approval of changes of substantial shareholdings;

ä	mergers or schemes of arrangement; and

ä	approval of major asset sales or purchases.
As a general rule, Invesco will vote against any actions that will reduce the rights or options of shareholders, reduce shareholder influence over the board of directors and management, reduce the alignment of interests between management and shareholders, or reduce the value of shareholders’ investments, unless balanced by reasonable increase in net worth of the shareholding.

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Where appropriate, Invesco will also use voting powers to influence companies to adopt generally accepted best corporate governance practices in areas such as board composition, disclosure policies and the other areas of recommended corporate governance practice.
Invesco’s approach to significant proxy voting issues which fall outside these areas will be addressed on their merits.
3.6	Administrative Issues

3.6.1	In addition to the portfolio management issues outlined above, Invesco’s proxy voting policy also takes account of administrative and cost implications, together with the size of our holdings as compared to the issue size, involved in the exercise of proxy voting authority on our clients’ behalf.

3.6.2	There are practical constraints to the implementation of proxy voting decisions. Proxy voting is a highly seasonal activity, with most company Annual General Meetings being collapsed into a few months, with short deadlines for the distribution and return of notice papers, multiple resolutions from multiple companies being considered simultaneously, and under a legal system which is essentially dependent upon paper-based communication and record-keeping.

3.6.3	In addition, for investment managers such as Invesco who do not invest as principals and who consequently do not appear directly on the share registers of companies, all of these communications are channelled through external custodians, among whom there is in turn a considerable variation in the nature and quality of systems to deal with the flow of information.

3.6.4	While Invesco has the systems in place to efficiently implement proxy voting decisions when required, it can be seen that administrative and cost considerations by necessity play an important role in the application of a responsible proxy voting policy. This is particularly so bearing in mind the extremely limited time period within which voting decisions must often be made and implemented (which can in practice be as little as a few days). This factor also explains why Invesco resists any suggestion that there should be compulsory proxy voting on all issues, as in our view this would only increase the costs to be borne by our clients with very little practical improvement in corporate performance in most cases.

3.6.5	These administrative constraints are further highlighted by the fact that many issues on which shareholders are in practice asked to vote are routine matters relating to the ongoing administration of the company — eg. approval of financial accounts or housekeeping amendments to Articles of Association. Generally in such cases, we will be in favour of the motion as most companies take seriously their duties and are acting in the best interests of shareholders. However, the actual casting of a “yes” vote on all such resolutions in our view would entail an unreasonable administrative workload and cost.

3.6.6	Accordingly, Invesco believes that an important consideration in the framing of a proxy voting policy is the need to avoid unduly diverting resources from our primary responsibilities to add value to our clients’ investments through portfolio management and client service. The policies outlined below have been prepared on this basis.

KEY PROXY VOTING ISSUES
Administrative Constraints
In view of the administrative constraints and costs involved in the exercise of proxy voting powers, Invesco may (depending on circumstances) not exercise its voting right unless its clients’ portfolios in aggregate represent a significant proportion of the shareholdings of the company in question.
A significant proportion in this context means 5% or more of the market capitalisation of the company.

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4. INTERNAL ADMINISTRATION & DECISION-MAKING PROCESS

4.1	The following diagram illustrates the procedures adopted by Invesco for the administration of proxy voting:
4.2	As shown by the diagram, a central administrative role is performed by our Corporate Action Team, located within the Client Administration section. The initial role of the Corporate Action Team is to receive company notice papers via the range of custodians who hold shares on behalf of our clients, to ascertain which client portfolios hold the stock, and to initiate the decision-making process by distributing the company notice papers to the Primary Investment Manager responsible for the company in question.

4.3	A voting decision on each company resolution (whether a yes or no vote, or a recommended abstention) is made by the Primary Investment Manager responsible for the company in question. Invesco believes that this approach is preferable to the appointment of a committee with responsibility for handling voting issues across all companies, as it takes advantage of the expertise of individuals whose professional lives are occupied by analysing particular companies and sectors, and who are familiar with the issues facing particular companies through their regular company visits.

4.4	Moreover, the Primary Equity Manager has overall responsibility for the relevant market and this ensures that similar issues which arise in different companies are handled in a consistent way across the relevant market.

4.5	The voting decision is then documented and passed back to the Corporate Action Team, who issue the voting instructions to each custodian in advance of the closing date for receipt of proxies by the company. At the same time, the Corporate Action Team logs all proxy voting activities for record keeping or client reporting purposes.

4.6	A key task in administering the overall process is the capture and dissemination of data from companies and custodians within a time frame that makes exercising votes feasible in practice. This applies particularly during the company Annual General Meeting “season”, when there are typically a large number of proxy voting issues under consideration simultaneously. Invesco has no control over the former dependency and Invesco’s ability to influence a custodian’s service levels are limited in the case of individually-managed clients, where the custodian is answerable to the client.

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4.7	The following policy commitments are implicit in these administrative and decision-making processes:

INTERNAL ADMINISTRATION AND DECISION-MAKING PROCESS
Invesco will consider all resolutions put forward in the Annual General Meetings or other decision-making forums of all companies in which investments are held on behalf of clients, where it has the authority to exercise voting powers. This consideration will occur in the context of our policy on Key Voting Issues outlined in Section 3.
The voting decision will be made by the Primary Investment Manager responsible for the market in question.
A written record will be kept of the voting decision in each case, and in case of an opposing vote, the reason/comment for the decision.
Voting instructions will be issued to custodians as far as practicable in advance of the deadline for receipt of proxies by the company. Invesco will monitor the efficiency with which custodians implement voting instructions on clients’ behalf.
Invesco’s ability to exercise proxy voting authority is dependent on timely receipt of notification from the relevant custodians.

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5. CLIENT REPORTING

5.1	Invesco will keep records of its proxy voting activities.

5.2	Upon client request, Invesco will regularly report back to the client on proxy voting activities for investments owned by the client.

5.2	The following points summarise Invesco’s policy commitments on the reporting of proxy voting activities to clients (other than in cases where specific forms of client reporting are specified in the client’s mandate):

CLIENT REPORTING
Where proxy voting authority is being exercised on a client’s behalf, a statistical summary of voting activity will be provided on request as part of the client’s regular quarterly report.
Invesco will provide more detailed information on particular proxy voting issues in response to requests from clients wherever possible.

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Guidelines on Exercising Shareholder Voting Rights and
Policies for Deciding on the Exercise of Shareholder Voting Rights
Invesco Asset Management (Japan) Limited
Enforcement Date: July 5, 2010
Revision Date: April 20, 2011
Authority to Amend or Abolish: Shareholders’ Voting Committee

Record of Amendments

Date	Content
April 20, 2011	Revision associated with review of proxy voting guideline

Guidelines on Exercising of Shareholder Voting Rights and
Policy Decision Making Criteria
(Japanese Equities)
Policy and Objectives of Exercising Shareholder Voting Rights
Our company is cognizant of the importance of corporate governance, and exercises votes with the sole objective of maximizing the long term interests of trustors (investors) and beneficiaries, pursuant to our fiduciary duty as a trustee to the trustors (investors) and the beneficiaries. We will not conduct any voting with an objective of own interest or that of any third party other than the trustors (investors) or beneficiaries. The interests of trustors (investors) and beneficiaries means the increasing of corporate value or the increasing of the economic interests of shareholders or the preventing of damage thereto.
Significance of Guidelines on Exercising Shareholder Voting Rights
Our company has determined the Guidelines on Exercising of Shareholder Voting Rights in accordance with our policy on exercising the voting rights of shareholders, for the purpose of exercising votes in an appropriate manner, and will closely examine each proposal and determine the response pursuant to these Guidelines.
Guidelines on Exercising Shareholder Voting Rights
1.	Procedural Proposal
(1) Financial Statements, Business Reports and Auditors Reports
•	In principle we will vote in favor of a proposal requesting approval of the financial statements, business reports and auditor reports, except in the following circumstances:
-	Concerns exist about the settlement or auditing procedures; or

-	The relevant company has not answered shareholders’ questions concerning matters that should be disclosed.
(2) Allocation of Earned Surplus and Dividends
•	A decision regarding a proposal requesting approval of the allocation of earned surplus and dividends will be made in consideration of, inter alia, the financial condition and the business performance of the relevant company as well as the economic interests of shareholders.
2. Election of Directors
A decision regarding a proposal in connection with electing a director will be made in consideration of, inter alia, the independence, suitability and existence or absence of any antisocial activities in the past on the part of a candidate for director. In the event that a candidate for director is a reelection candidate, we will decide in consideration, inter alia, of the director candidate’s engagement in corporate governance, accountability, the business performance of the company, and the existence or absence of any antisocial act by the company during his or her term in the office.
Definition of the independence:
A person considered to be independent shall mean a person for whom there is no relationship between the relevant company and the candidate for director other than that of being selected as a director.
(1)	Independence
•	In principle we will vote in favor of a proposal to elect an external director, however, we will oppose a candidate for an external director who is perceived to have an interest in the relevant company.

•	In principle we will oppose a candidate for an external director who does not have independence in the case of a committees organized company, except where the majority of the board are independent.

•	Listed parent and subsidiary
If the relevant company has a listed parent and does not have at least one external director who is independent from the relevant company, we shall in principle oppose the candidates for directors of that company.
(2) Suitability
•	In principle we shall oppose a director candidate in the following case:
-	An attendance rate of less than 75 percent at meetings of the board of directors.
(3) Accountability
•	In the following circumstances we will consider opposing a candidate for reelection as a director:
-	If the relevant company has a problematic system as set forth bellow and if business performance of the relevant company during the term in office of the candidate experienced a deficit in three consecutive periods and no dividends were paid or they were inferior when compared to others in the same industry.

-	If a takeover defense strategy is introduced, that has not been approved by a resolution of a general meeting of shareholders.
(4) Business Performance of the Company
•	We will consider opposing a candidate for reelection as a director in the event that business performance of the relevant company during the term in office of the candidate experienced a deficit in three consecutive periods and no dividends were paid.
•	We will consider opposing a candidate for reelection as a director in the event that business performance of the relevant company during the term in office of the candidate was inferior when compared to others in the same industry.
(5) Antisocial Activities on the Part of the Company
•	In principle we will oppose a candidate for reelection as a director in the event that during the term in office of the candidate a corporate scandal occurred that had a significant impact on society and caused or could cause damage to of shareholder value.

•	In principle we will consider opposing a candidate for reelection as a director in the event that during the term in office of the candidate window dressing or inappropriate accounting practices occurred on the part of the relevant company.
(6) Other
•	In principle we will oppose a candidate for director in the event that information concerning the relevant candidate has not been sufficiently disclosed.
3. Amendment of the Composition of the Board of Directors and the Required Qualification of Directors
(1) Amendment of the Number of Directors or Composition of the Board of Directors
•	A decision regarding a proposal concerning amendment of the number of directors or the composition of the board of directors will be made by making a comparison with the existing situation and considering, inter alia, the impact on the relevant company and the economic interests of shareholders.
(2) Amendment of Required Qualifications of Directors, Their Terms of Office and Scope of Responsibilities
•	A decision regarding a proposal concerning amendment of the required qualifications of directors, their terms of office or scope of liabilities will be made by making a comparison with the existing situation and considering, inter alia, the impact on the relevant company and the economic interests of shareholders.

•	In principle we will oppose a proposal requesting retention of a certain number of a company’s own shares as a condition of installation or continuation in office of a director.
•	In principle we will oppose a proposal to restrict a term in office of a director.

•	In principle we will oppose a proposal to institute a normal retirement age of directors.

•	In principle we will oppose a proposal to reduce the liabilities of a director from liability in connection with financial damage as a result of a violation of the fiduciary duties.

(3) Amendment of the Procedural Method for Election of Directors
•	A decision regarding a proposal concerning amendment of the procedural method of electing directors will be made by making a comparison with the existing situation and considering, inter alia, the reasonability of the amendment.
4. Election of Statutory Auditors
A decision regarding a proposal concerning the election of statutory auditors will be made by considering, inter alia, the independence and the suitability of the candidate for statutory auditor.
Definition of the independence:
A person considered to be independent shall mean a person for whom there is no relationship between the relevant company and the candidate for statutory auditor other than that of being selected as a statutory auditor.
(1) Independence
•	In principle we will oppose a candidate for an external statutory auditor if the candidate does not have independence.
(2)	Suitability
•	In principle we shall oppose a statutory auditor candidate in the following case:
-	An attendance rate of less than 75 percent at meetings of the board of directors or meetings of the board of auditors
(3)	Accountability
•	In principle we will consider opposing a candidate for reelection as a statutory auditor in the event that significant concerns exist in an audit report that has been submitted or audit proceedings.
(4)	Antisocial Activities on the Part of the Company
•	In principle we will consider opposing a candidate for reelection as a statutory auditor in the event that during the term in office of the candidate a corporate scandal occurred that had a significant impact on society and caused or could cause damage to shareholder value.
•	In principle we will consider opposing a candidate for reelection as a statutory auditor in the event that during the term in office of the candidate window dressing or inappropriate accounting practices occurred on the part of the relevant company.

5. Election of Accounting Auditors
We will decide on proposals concerning the election of an accounting auditor by considering, inter alia, the suitability of the candidate for accounting auditor, and the level of audit fees.
•	In principle we will oppose a candidate for accounting auditor in the event that the accounting auditor can be determined to have expressed an opinion that is not accurate concerning the financial condition of the relevant company.
•	In principle we will oppose in the event that a contract for non-auditing work exists between the accounting auditor and the relevant company, and it is determined that the non-auditing work can be found to present a conflict of interest with the auditing work.
•	In principle we will oppose a candidate for accounting auditor in the event that an excessive auditing fee is paid.
•	In principle we will oppose a proposal requesting a change of accounting auditor in the event that the reason for the change can be determined to be a result of a difference in interpretation between the accounting auditor and the relevant company regarding accounting policy.
6. Compensation of Directors, Statutory Auditors, Officers and Employees
(1) Compensation (including bonus)
•	A decision regarding a proposal concerning compensation will be made in consideration of, inter alia, the levels of compensation, the business performance of the company, and the reasonability of the framework.
•	In principle we will vote in favor of a proposal to obtain approval of compensation, except in the following cases:
-	A negative correlation appears to exist between the business performance of the company and compensation
-	A compensation framework or practice exists which presents an issue
•	In principle we will oppose a proposal to pay compensation only by granting shares.
(2)	Stock Option Plan
•	A proposal to introduce or amend a stock option plan will be decided in consideration of, inter alia, the impact that introducing or amending the plan will have on shareholder value and the rights of shareholders, as well as the level of compensation, the scope of implementation, and the reasonability of the plan.
•	In principle we will oppose a proposal to reduce the exercise price of a stock option plan.
•	In principle we will vote in favor of a proposal to request that an amendment of the exercise price of a stock option plan be made a matter for approval by the shareholders.

(3) Stock Purchase Plan
•	A decision regarding a proposal requesting the introduction or amendment of a stock purchase plan will be made in consideration of, inter alia, the impact that introducing or amending the plan will have on shareholder value and the rights of shareholders, the scope of implementation, and the reasonability of the plan.
(4) Retirement Bonus of Directors or Statutory Auditors
A decision regarding a proposal in connection with awarding a retirement bonus to a director or a statutory auditor will be made in consideration of, inter alia, the extent of the persons who are to be recipients, the existence or absence of antisocial activities in the past on the part of the prospective recipients, the business performance of the company, and the existence or absence of antisocial activities on the part of the company.
•	In principle we will vote in favor of a proposal to pay a retirement bonus of a director or a statutory auditor if all of the following conditions are satisfied.
-	Retirement bonus amount is disclosed.
-	The prospective recipients do not include an external director or an external statutory auditor.
-	None of the prospective recipients have committed a significant criminal conduct.
-	The business performance of the relevant company has not experienced a deficit for three consecutive periods and had no dividend or dividends or they were inferior when compared to others in the same industry.
-	During the terms of office of the prospective recipients there has been no corporate scandal that had a significant impact on society and caused or could cause damage to shareholder value.
-	During their terms in office there has been no window dressing or inappropriate accounting practices in the relevant company.
7. Equity Financing Policy
(1) Amendment of the Number of Authorized Shares
•	A decision regarding a proposal requesting an increase in the number of authorized shares will be made by considering, inter alia, the impact that amending the number of authorized shares will have on shareholder value and the rights of shareholders, as well as the reasonability of the amendment of the number of authorized shares, and the impact on the listing of shares as well as on the continuity of the company.
•	In principle we will vote in favor of a proposal requesting an increase in the number of authorized shares if it can be determined that unless an increase is made to the number of authorized shares the company will be delisted or that there is a risk of a significant impact on the continuity of the company.

•	In principle we will oppose a proposal to increase the number of authorized shares after the appearance of an acquirer.
(2) Issuing of New Shares
A decision regarding a proposal in connection with issuing of new shares will be made in consideration of, inter alia, reasons of issuing new shares, issuing conditions and terms, the impact of the dilution on the shareholders value and rights of shareholders as well as the impact on the listing of shares and the continuity of the company.
(3) Acquisition or Reissue by a Company of Its Own Shares
•	A decision regarding a proposal for a company to acquire or reissue its own shares shall be made by considering, inter alia, its reasonability.
(4) Stock Split
•	In principle we will vote in favor of a proposal involving a stock split.
(5) Consolidation of Shares (Reverse Split)
•	A decision regarding a proposal involving a consolidation of shares (reverse split) shall be made by considering, inter alia, its reasonability.
(6) Preferred Shares
•	In principle we will oppose a proposal requesting the creation of new preferred shares or increasing the authorized number of preferred shares, by way of a blank power of attorney that does not specify the voting rights, dividends, conversion or other rights.
•	In principle we will vote in favor of a proposal to create new preferred shares or to increase the number of authorized preferred shares if the voting rights, dividends, conversion and other rights are stipulated and these rights can be determined to be reasonable.
•	In principle we will vote in favor of a proposal to the effect that approval of issuing preferred shares is so be obtained from shareholders.
(7) Issuing of Convertible Bonds
•	A decision regarding a proposal to issue convertible bonds shall be made by considering, inter alia, the number of shares into which the bonds are to be converted, and the period to maturity of the bonds.
(8) Issuing of Non-Convertible Bonds, and Increasing a Borrowing Limit
•	A decision regarding a proposal in connection with the issuing of non-convertible bonds or increasing a borrowing limit shall be made by considering, inter alia the financial condition of the relevant company.

(9) Equitization of Debt
•	A decision regarding a proposal requesting an amendment of the number of authorized shares or issuing of shares of the company in relation to a debt restructuring shall be made in consideration of, inter alia, the conditions of amending the number of authorized shares or issuing shares of the company, the impact on shareholder value and on the rights of shareholders, the reasonability thereof, and the impact on listing of the shares as well as on the continuity of the company.
(10) Capital Reduction
•	A decision regarding a proposal in connection with a capital reduction will be made in consideration of, inter alia, the impact on shareholder value and on the rights of shareholders, the reasonability of the capital reduction, as well as the impact on listing of the shares and on the continuity of the company.
•	In principle we will approve a proposal requesting a capital reduction in the form of a standard accounting processing.
(11) Financing Plan
•	A decision regarding a proposal in connection with a financing plan will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders, as well as the reasonability thereof, and the impact on the listing of shares as well as on the continuity of the company.
•	In principle we will vote in favor of a proposal requesting approval of a financing plan.
(12) Capitalization of Reserves
•	In principle we will vote in favor of a proposal requesting a capitalization of reserves.
8. Corporate Governance
(1) Amendment of Settlement Period
•	In principle we will vote in favor of a proposal requesting an amendment of the settlement period, except when it can be determined that the objective is to delay a general meeting of shareholders.
(2) Amendment of Articles of Incorporation
A decision regarding a proposal in connection with an amendment of the articles of incorporation will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders as well as the necessity and the reasonability of amending the articles of incorporation.
•	In principle we will vote in favor of a proposal to amend the articles of incorporation if amendment of the articles of incorporation is necessary by law.

•	In principle we will oppose a proposal to amend the articles of incorporation if it can be determined that there is a risk that the rights of shareholders will be infringed or a risk that a reduction in shareholder value will occur as a result of the relevant amendment.
•	In principal we will vote in favor of a proposal submitted by the board in connection with transition to a committees organized company.
•	In principal we will vote in favor of a proposal requesting mitigation or abolishment of the requirements for special resolution.
(3) Amendment of the Quorum of a General Meeting of Shareholders
•	A decision regarding a proposal in connection with an amendment of the quorum of a general meeting of shareholders will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders as well as the customs of the region or country.
•	A proposal in connection with amending the quorum of a special resolution of a general meeting of shareholders will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders as well as the customs of the region or country.
(4) Omnibus Proposal of a General Meeting of Shareholders
•	In principle we will oppose an omnibus proposal at a general meeting of shareholders if the entire proposal will not be in the best interests of shareholders.
9. Corporate Behavior
(1) Amendment of Tradename or Location of Corporate Registration
•	In principle we will vote in favor of a proposal requesting amendment of a tradename.
•	In principle we will vote in favor of a proposal requesting amendment of a location of corporate registration.
(2) Corporate Restructuring
•	A decision regarding a proposal in connection with a corporate reorganization as set forth below will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders, the respective impact on the financial condition and business performance of the relevant company, as well as the reasonability thereof, and the impact on the listing of shares as well as on the continuity of the company:
Merger or acquisition;
Assignment or acquisition of business;
Company split (spin-off);
Sale of assets;

Being acquired; or
Liquidation.
(3) Proxy Contest
•	A decision regarding a proposal in connection with election of a director from among opposing candidates will be made in consideration of the independence, suitability, existence or absence of any antisocial activities in the past, actions in corporate governance and accountability on the part of the candidates for director, the business performance of the company, the existence or absence of antisocial activities of the company, and the background to the proxy contest.
•	A person who is considered to be independent shall mean a person for whom there is no relationship between the relevant company and the candidate for director other than that of being selected as a candidate director of the relevant company.
(4) Defense Strategy in Proxy Contest
•	Staggered Board
-	In principle we will oppose a proposal requesting the introduction of a staggered board of directors.
-	In principle we will vote in favor of a proposal requesting that the terms in office of directors be one year.
•	Authority to Dismiss Directors
In principle we will oppose a proposal requesting more stringent requirements for the shareholders to be able to dismiss a director.
•	Cumulative Voting
-	In principle we will vote in favor of a proposal to introduce cumulative voting in connection with the election of directors.
-	In principle we will oppose a proposal requesting the abolition of cumulative voting in connection with the election of directors.
(5) Takeover Defense Strategies
•	Introduction or Amendment of Takeover Defense Strategy

In principle we will oppose a proposal requesting to introduce or amend a takeover defense strategy that will reduce shareholder value or infringe the rights of shareholders.
•	Rights Plan (Poison Pill)

A decision regarding a proposal to introduce a rights plan (poison pill) will be made in consideration of, inter alia, the triggering conditions, the effective period, the conditions of disclosure of content, the composition of directors of the relevant company, and the status of introducing other takeover defense strategies.
-	In principal we will oppose a proposal in which, a triggering condition of the number of outstanding shares is less than 20%.

-	In principal we will oppose a proposal that the effective period is beyond 3 years.

-	In principal we will oppose a proposal that directors are not selected annually.
-	In principal we will oppose a proposal in the event that there are less than 2 directors or 20% of the board who are independent with no issue of the attendance records of the board meeting.
-	We will vote in favor for a proposal that a rights plan is considered by an independent committee before introducing such plan. We will vote in favor a proposal only if all special committee members are independent with no issue of the attendance records of the board meeting.
-	In principal we will oppose a proposal in the event that other takeover defense strategies exist.
-	In principal we will oppose a proposal in the event that the issuing date of invitation notice to shareholders is less than 3 weeks before the general shareholders meeting.
-	In principal we will oppose a proposal unless the introduction of takeover defense strategies is considered reasonably beneficial to interests of minority shareholders.
•	Relaxation of Requirements to Amend the Articles of Incorporation or Company Regulations

A decision regarding a proposal to relax the requirements to amend the articles of incorporation or company regulations will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders.
•	Relaxation of Requirements for Approval of a Merger

A decision regarding a proposal to relax the requirements to approve a merger will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders.
10. Social, Environmental and Political Problems
A decision regarding a proposal in connection with social, environmental or political problems will be made in consideration of, inter alia, the impact that the actions on the part of the company will have on shareholder value and the rights of shareholders, or on the financial condition and business performance of the company, the reasonability of these actions, and the impact on the listing of shares as well as on the continuity of the company.

11.	Information Disclosure
•	In principle we will oppose a proposal for which sufficient information is not disclosed for the purpose of making a voting decision.
•	In principle we will vote in favor of a proposal to increase information disclosure, if all of the following standards are satisfied.
-	The information will be beneficial to shareholders.

-	The time and expense required for the information disclosure will be minimal.
12. Conflicts of Interest
We will abstain from exercising shareholder voting rights in a company that would constitute a conflict of interest.
The following company is determined to be a company that would constitute a conflict of interest:
-	Invesco Limited.
13. Shareholder proposals
A decision regarding shareholders’ proposals will be made in accordance with the Guidelines along with company’s proposal, however, will be considered on the basis of proposed individual items.

Guidelines on Exercising of Shareholder Voting Rights and
Policy Decision Making Criteria
(Foreign Equities)
Policy and Objectives of Exercising Shareholder Voting Rights
Our company is cognizant of the importance of corporate governance, and exercises votes with the sole objective of maximizing the long term interests of trustors (investors) and beneficiaries, pursuant to our fiduciary duty as a trustee to the trustors (investors) and the beneficiaries. We will not conduct any voting with an objective of own interest or that of any third party other than the trustors (investors) or beneficiaries. The interests of trustors (investors) and beneficiaries means the increasing of corporate value or the increasing of the economic interests of shareholders or the preventing of damage thereto.
Significance of Guidelines on Exercising Shareholder Voting Rights
Our company has determined the Guidelines on Exercising of Shareholder Voting Rights in accordance with our policy on exercising the voting rights of shareholders, for the purpose of exercising votes in an appropriate manner, and will closely examine each proposal and determine the response pursuant to these Guidelines.
Guidelines on Exercising Shareholder Voting Rights
1. Procedural Proposal
(1) Procedures
•	In principle we will vote in favor of a selection of the chairman of a general meeting of shareholders, approval of the minutes, approval of the shareholders registry and other proposals in connection with procedures to hold a general meeting of shareholders.

•	In principle we will vote in favor of a procedural proposal such as the following:
-	Opening of a general meeting of shareholders

-	Closing of a general meeting of shareholders

-	Confirming the proper convening of a general meeting of shareholders

-	Satisfaction of the quorum for a general meeting of shareholders

-	Confirming the agenda items of a general meeting of shareholders

-	Election of a chairman of a general meeting of shareholders
-	Designation of shareholders who will sign the minutes of a general meeting of shareholders
-	Preparing and approving a registry of shareholders

-	Filing of legally prescribed documents in connection with a general meeting of shareholders
-	Designation of an inspector or shareholder to inspect the minutes of a general meeting of shareholders

-	Permission to ask questions

-	Approval of the issuing of minutes of a general meeting of shareholders
-	Approval of matters of resolution and granting to the board of directors the authority to execute matters that have been approved
(2) Financial Statements, Business Reports and Auditors Reports
•	In principle we will vote in favor of a proposal requesting approval of the financial statements, business reports and auditor reports, except in the following circumstances:
-	Concerns exist about the settlement or auditing procedures; or
-	The relevant company has not answered shareholders’ questions concerning matters that should be disclosed.
(3) Allocation of Earned Surplus and Dividends
•	A decision regarding a proposal requesting approval of the allocation of earned surplus and dividends will be made in consideration of, inter alia, the financial condition and the business performance of the relevant company as well as the economic interests of shareholders.
2. Election of Directors
A decision regarding a proposal in connection with electing a director will be made in consideration of, inter alia, the independence, suitability and existence or absence of any antisocial activities in the past on the part of a candidate for director. In the event that a candidate for director is a reelection candidate, we will decide in consideration, inter alia, of the director candidate’s engagement in corporate governance, accountability, the business performance of the company, and the existence or absence of any antisocial act by the company during his or her term in the office.
Definition of independence:
A person considered to be independent shall mean a person for whom there is no relationship between the relevant company and the candidate for director other than that of being selected as a director.
(1) Independence
(United States)
•	In the following circumstances we will in principle oppose or withhold approval of a candidate for an internal director, or a candidate for an external director who cannot be found to have a relationship of independence from the relevant company:
-	If the internal director or the external director who cannot be found to have a relationship of independence from the relevant company is a member of the compensation committee or the nominating committee;
-	If the audit committee, compensation committee, or nominating committee has not been established and the director functions as a committee member;
-	If the nominating committee has not been established;
-	If external directors who are independent from the relevant company do not constitute a majority of the board of directors;
-	A person who is independent shall mean a person for whom there is no relationship between the relevant company and the candidate for director other than that of being selected as a director.
(Other than United States)
A decision concerning the independence of the candidate for director will be made in consideration of the conditions of each country.
(2) Suitability
•	In principle we shall oppose or withhold approval of a director candidate in the following circumstances:
-	An attendance rate of less than 75 percent at meetings of any of the board of directors, the audit committee, the compensation committee, or the nominating committee;
-	Serving as a director of six or more companies; or
-	Serving as a CEO of another company and also serving as an external director of at least two other companies.
(3) Corporate Governance Strategies
•	In principle we will oppose or withhold approval of all candidates for reelection in the event that the board of directors employs a system of staggered terms of office and a problem of governance has occurred in the board of directors or committee but the responsible director is not made a subject of the current proposal to reelect directors.
•	In the following circumstances we will in principle oppose or withhold approval of a candidate for reelection of a director who is a member of the audit committee:
-	If an excessive auditing fee is being paid to the accounting auditor;
-	If the accounting auditor has expressed an opinion of non-compliance concerning the financial statements of the relevant company; or
-	If the audit committee has agreed with the accounting auditor to reduce or waive the liability of accounting auditor, such as by limiting the right of the company or the shareholders to take legal action against the accounting auditor.
•	In the following circumstances we will in principle oppose or withhold approval of a candidate for reelection as a director who is a member of the compensation committee:
-	If there appears to be a negative correlation between the business performance of the company and the compensation of the CEO;
-	If in the case of an option for which the stock price of the relevant company is less than the exercise price, an amendment of the exercise price or an exchange for cash or the like has been made without the approval of a general meeting of shareholders;
-	If an exchange (sale) of stock options which is limited to a single exercise has been made without obtaining the approval of a general meeting of shareholders;
-	If the burn rate has exceeded the level promised in advance to shareholders (the burn rate is the annual rate of dilution measured by the stock options or rights to shares with restriction on assignment that have been actually granted (otherwise known as the “run rate”)); or
-	If a compensation system or practice exists that presents a problem.
•	In the following circumstances we will in principle oppose or withhold approval of all candidates for reelection as directors:
-	If the board of directors has not taken appropriate action regarding a shareholder’s proposal even if there was a shareholder’s proposal which was approved by a majority of the overall votes in the previous period at a general meeting of shareholders.
-	If the board of directors has not taken appropriate action regarding a shareholders’ proposal even if a shareholders’ proposal has been approved by a majority of the valid votes in two consecutive periods at a general meeting of shareholders;
-	If the board of directors has not taken appropriate action such as withdrawing a takeover defense strategy, despite a majority of shareholders having accepted a public tender offer; or
-	If the board of directors has not taken appropriate action regarding the cause of opposition or withholding of approval even though at the general meeting of shareholders for the previous period there was a candidate for director who was opposed or for whom approval was withheld by a majority of the valid votes.

(4) Accountability
•	In the following cases we will consider opposing or withholding approval from a candidate for reelection as a director:
-	If a notice of convening states that there is a director with an attendance rate of less than 75% at meetings of the board of directors or committee meetings, but the name of the individual is not specifically stated.
-	If the relevant company has a problematic system as set forth below, and business performance of the relevant company during the term in office of candidate has been in a deficit and with no dividend or is inferior when compared to those in the same industry in three consecutive periods :

-	A system of staggered terms of office;

-	A system of special resolution that is not by simple majority;

-	Shares of stock with multiple votes;
-	A takeover defense strategy that has not been approved by a resolution of a general meeting of shares;
-	No clause for exceptions exists in the event that there are competing candidates, even though a system of majority resolution has been introduced for the election of directors;
-	An unreasonable restriction is imposed on the authority of shareholders to convene an extraordinary general meeting of shareholders; or
-	An unreasonable restriction is imposed on the shareholders’ right to seek approval or disapproval on the part of shareholders by means of a letter of consent by shareholders;
-	In principle we will oppose or withhold approval of all candidates for reelection as directors in the event that a dead hand or similar provision is included in a poison pill, until this provision is abolished.
-	In principle we will oppose or withhold approval of all candidates for reelection as directors in the event of introducing a new poison pill with an effective duration of 12 months or more (a long-term pill), or any renewal of a poison pill including a short-term pill with an effective period of less than 12 months, by the board of directors without the approval of a general meeting of shareholders.

Nevertheless we will in principle vote in favor of all candidates for reelection as directors in the event of a new introduction if a commitment is made by binding resolution to seek approval of the new introduction at a general meeting of shareholders.
-	In principle we will oppose or withhold approval of all candidates for reelection as directors in the event that a significant amendment to the disadvantage of shareholders is added to a poison pill, by the board of directors without the approval of a general meeting of shareholders.

(5) Business Performance of a Company
•	We will consider opposing or withholding a candidate for reelection as a director in the event that business performance of the relevant company during the term in office of the candidate experienced a deficit in three consecutive periods and no dividends were paid.
•	We will consider opposing or withholding candidate for reelection as a director in the event that business performance of the relevant company during the term in office of the candidate was inferior when compared to others in the same industry.
(6) Antisocial Activities on the Part of the Company
•	In principle we will oppose or withhold a candidate for reelection as a director in the event that during the term in office of the candidate a corporate scandal occurred that had a significant impact on society and caused or could cause damage to of shareholder value.
•	In principle we will oppose or withhold approval of a candidate for reelection as a director who was a member of the audit committee, if inappropriate accounting practices occurred at the relevant company such as window dressing, accounting treatment that deviates from GAAP (generally accepted accounting principles), or a significant omission in disclosure pursuant to Article 404 of the Sox Law.
(7) Other
•	In principle we will oppose or withhold a candidate for director in the event that information concerning the relevant candidate has not been sufficiently disclosed.
(8)	Amendment of the Number and Composition of Directors
•	A decision regarding a proposal concerning amendment of the number of directors or the composition of the board of directors will be made by making a comparison with the existing situation and considering, inter alia, the impact on the relevant company and the economic interests of shareholders.
-	In principle we will vote in favor of a proposal to diversify the composition of a board of directors.
-	In principle we will vote in favor of a proposal to fix the number of members of a board of directors, except when it is determined that this is a takeover defense strategy.
-	In principle we will oppose a proposal to make shareholder approval unnecessary in connection with an amendment of the number of members or composition of the board of directors.
(9) Amendment of Qualification Requirements, Period of Service, or Extent of Liability of Directors
•	A decision regarding a proposal concerning amendment of the required qualifications of directors, their terms of office or scope of liabilities will be made by making a comparison with the existing situation and considering, inter alia, the impact on the relevant company and the economic interests of shareholders
-	In principle we will oppose a proposal requesting retention of a certain number of a company’s own shares as a condition of installation or continuation in office of a director.
-	In principle we will oppose a proposal to restrict a term in office of a director.
-	In principle we will oppose a proposal to institute normal retirement age of directors.
-	In principle we will oppose a proposal to reduce the liabilities of a director from liability in connection with financial damage as a result of a violation of the fiduciary duties.
(10) Amendment of the Procedural Method for Election of Directors
•	We will decide on proposal concerning amendment of the procedural method of electing directors will be made by making a comparison with the existing situation and considering, inter alia, the reasonability of the amendment.
•	In principle we will vote in favor of a proposal to require the approval of the majority of the valid votes for an election of a director.
•	In principle we will vote in favor of a proposal to prohibit the US style voting system.
3. Election of Statutory Auditors
•	A decision regarding a proposal in connection with electing a statutory auditor shall be made by considering, inter alia, the independence and suitability of the statutory auditor candidate.
•	In principle we will oppose a candidate for reelection as a statutory auditor in the event that significant concerns exist in an audit report that has been submitted or audit proceedings.
•	A person who is independent shall mean a person for whom there is no relationship between the relevant company and the candidate for statutory auditor other than that of being selected as a statutory auditor.
4. Election of Accounting Auditor
We will decide on proposals concerning the election of an accounting auditor by considering, inter alia, the suitability of the candidate for accounting auditor, and the level of audit fees.
•	In principle we will oppose a candidate for accounting auditor in the event that the accounting auditor can be determined to have expressed an opinion that is not accurate concerning the financial condition of the relevant company.
•	In principle we will oppose in the event that a contract for non-auditing work exists between the accounting auditor and the relevant company, and it is determined that the non-auditing work can be found to present a conflict of interest with the auditing work.
•	In principle we will oppose a candidate for accounting auditor in the event that an excessive auditing fee is paid.
•	In principle we will oppose a proposal requesting a change of accounting auditor in the event that the reason for the change can be determined to be a result of a difference in interpretation between the accounting auditor and the relevant company regarding accounting policy.
5. Compensation of Directors, Statutory Auditors, Officers and Employees
(1) Compensation (Including Bonus)
•	Proposals concerning compensation will be decided in consideration of, inter alia, levels of compensation, business performance of the company, and the reasonability of the framework.
•	In principle we will vote in favor of a proposal to obtain approval of compensation reports, except in the following cases:
-	A negative correlation appears to exist between the business performance of the company and compensation.
-	A compensation framework or practice exists which presents an issue.
•	In principle we will oppose a proposal to set an absolute level or maximum compensation.
•	In principle we will oppose a proposal to pay compensation only by granting shares.
(2) Stock Option Plan
•	A proposal to introduce or amend a stock option plan will be decided in consideration of, inter alia, the impact that introducing or amending the plan will have on shareholder value and the rights of shareholders, as well as the level of compensation, the scope of implementation and the reasonability of the plan.
•	In principle we will oppose a proposal to reduce the exercise price of a stock option plan.
•	In principle we will vote in favor of a proposal to request that an amendment of the exercise price of a stock option plan be made a matter for approval by the shareholders.
(3) Stock Purchase Plan
•	A decision regarding a proposal requesting the introduction or amendment of a stock purchase plan will be made in consideration of, inter alia, the impact that introducing or amending the plan will have on shareholder value and the rights of shareholders, the scope of implementation and the reasonability of the plan.
(4) Retirement Bonus of Directors or Statutory Auditors
•	A decision regarding a proposal in connection with awarding a retirement bonus to a director or a statutory auditor will be made in consideration of, inter alia, the extent of the persons who are to be recipients, the existence or absence of antisocial activities in the past on the part of the prospective recipients, the business performance of the company, and the existence or absence of antisocial activities on the part of the company. In principle we will oppose awarding a retirement bonus in the event that a significant criminal act has been committed by the recipient during his or her term in office. Moreover we will also consider opposing the awarding of a retirement bonus in the event that the business performance of the relevant company during the term in office of the candidate experienced a deficit in three consecutive periods and no dividends were paid or they were inferior when compared to others in the same industry. In principle we will oppose awarding a retirement bonus in the event that during the term in office of the recipient inappropriate accounting practices occurred such as window dressing or accounting treatment that deviates from generally accepted accounting principles or a significant omission in disclosure, or a corporate scandal occurred, which had a significant impact on society and caused or could cause damage to shareholder value.
6. Equity Financing Policy
(1) Amendment of the Number of Authorized Shares
•	A decision regarding a proposal requesting an increase in the number of authorized shares of stock shall be made by considering, inter alia, the impact that amending the number of authorized shares will have on shareholder value and the rights of shareholders, as well as the reasonability of the amendment of the number of authorized shares, and the impact on the listing of shares as well as on the continuity of the company.
•	In principle we will vote in favor of a proposal requesting an increase in the number of authorized shares if it can be determined that unless an increase is made to the number of authorized shares the company will be delisted or that there is a risk of a significant impact on the continuity of the company.
•	In principle we will oppose a proposal to increase the number of authorized shares after the appearance of an acquirer.
(2) Issuing of New Shares
•	In principle if the existing shareholders will be granted new share subscription rights (pre-emptive purchase rights) we will vote in favor of a proposal to issue new shares up to 100 percent of the number of shares issued and outstanding.
•	If the existing shareholders will not be granted new share subscription rights (pre-emptive purchase rights) we will in principle vote in favor of a proposal to issue new shares up to 20 percent of the number of shares issued and outstanding.
•	In principle we will oppose a proposal to issue new shares after an acquirer has appeared.

(3) Acquisition or Reissue by a Company of Its Own Shares
•	A decision regarding a proposal for a company to acquire or reissue its own shares shall be made by considering, inter alia, its reasonability.
(4) Stock Split
•	In principle we will vote in favor of a proposal involving a stock split.
(5) Consolidation of Shares (Reverse Split)
•	A decision regarding a proposal involving a consolidation of shares (reverse split) shall be made by considering, inter alia, its reasonability.
(6) Reduction in Par Value of Shares
•	In principle we will vote in favor of a proposal reducing the par value of shares.
(7) Preferred Shares
•	A decision regarding a proposal in connection with creating new preferred shares or amending the number of authorized preferred shares shall be made by considering, inter alia, the existence or absence of voting rights, dividends, conversion or other rights to be granted to the preferred shares as well as the reasonability of those rights.
-	In principle we will oppose a proposal requesting the creation of new preferred shares or increasing the authorized number of preferred shares, by way of a blank power of attorney that does not specify the voting rights, dividends, conversion or other rights.
-	In principle we will vote in favor of a proposal to create new preferred shares or to increase the number of authorized preferred shares if the voting rights, dividends, conversion and other rights are stipulated and these rights can be determined to be reasonable.
-	In principle we will vote in favor of a proposal to make the issuing of preferred shares a matter for approval by the shareholders.
(8) Classified Shares
•	In principle we will oppose a proposal requesting the creation of new shares with differing voting rights or increasing the authorized number of shares with differing voting rights.
•	In principle we will vote in favor of a proposal to convert to a capital structure in which there is one vote per share.
(9) Issuing of Convertible Bonds
•	A decision regarding a proposal to issue convertible bonds shall be made by considering, inter alia, the number of shares into which the bonds are to be converted, and the period to maturity of the bonds.

(10) Issuing of Non-Convertible Bonds, and Increasing a Borrowing Limit
•	A decision regarding a proposal to issue non-convertible bonds will be made by considering, inter alia, the financial condition of the relevant company.
•	A decision regarding a proposal to increase a borrowing limit shall be made by considering, inter alia, the financial condition of the relevant company.
(11) Equitization of Debt
•	A decision regarding a proposal requesting an amendment of the number of authorized shares or issuing of shares of the company in relation to a debt restructuring shall be made in consideration of, inter alia, the conditions of amending the number of authorized shares or issuing shares of the company, the impact on shareholder value and on the rights of shareholders, the reasonability thereof, as well as the impact on listing of the shares and on the continuity of the company.
(12) Capital Reduction
•	A decision regarding a proposal in connection with a capital reduction will be made in consideration of, inter alia, the impact on shareholder value and on the rights of shareholders, the reasonability of the capital reduction, as well as the impact on listing of the shares and on the continuity of the company.
•	In principle we will approve a proposal requesting a capital reduction in the form of a standard accounting processing.
(13) Financing Plan
•	A decision regarding a proposal in connection with a financing plan will be made in consideration of, inter alia, the impact on shareholder value and on the rights of shareholders, as well as the reasonability thereof, and the impact on the listing of shares as well as on the continuity of the company.
•	In principle we will vote in favor of a proposal requesting approval of a financing plan.
(14) Capitalization of Reserves
•	In principle we will vote in favor of a proposal requesting a capitalization of reserves.
7. Corporate Governance
(1) Amendment of Settlement Period
•	In principle we will vote in favor of a proposal requesting an amendment of the settlement period, except when it can be determined that the objective is to delay a general meeting of shareholders.

(2) Amendment of Articles of Incorporation
•	A decision regarding a proposal in connection with an amendment of the articles of incorporation will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders as well as the necessity and the reasonability of amending the articles of incorporation.
-	In principle we will vote in favor of a proposal to amend the articles of incorporation if amendment of the articles of incorporation is necessary by law.
-	In principle we will oppose a proposal to amend the articles of incorporation if it can be determined that there is a risk that the rights of shareholders will be infringed or a risk that a reduction in shareholder value will occur as a result of the relevant amendment.
(3) Amendment of the Quorum of a General Meeting of Shareholders
•	A decision regarding a proposal in connection with amending the quorum of a general meeting of shareholders and a special resolution of a general shareholders meeting will be made in consideration of, inter alia, the impact on shareholder value and on the rights of shareholders as well as the customs of the region or country.
-	In principle we will oppose a proposal to reduce the quorum of a general meeting of shareholders.
-	In principle we will oppose a proposal to reduce the quorum of a special resolution.
(4) Omnibus Proposal of a General Meeting of Shareholders
•	In principle we will oppose an omnibus proposal at a general meeting of shareholders if the entire proposal will not be in the best interests of shareholders.
(5) Other
(Anonymous Voting)
•	In principle we will vote in favor of a proposal requesting anonymous voting, an independent vote counter, an independent inspector, and separate disclosure of the results of voting on a resolution of a general meeting of shareholders.
(Authority to Postpone General Meetings of Shareholders)
•	In principle we will oppose a proposal requesting to grant to a company the authority to postpone a general meeting of shareholders.
(Requirement of Super Majority Approval)
•	In principle we will vote in favor of a proposal requesting a relaxation or abolishment of the requirement for a super majority.

8. Corporate Behavior
(1) Amendment of Tradename or Location of Corporate Registration
•	In principle we will vote in favor of a proposal requesting amendment of a tradename.
•	In principle we will vote in favor of a proposal requesting amendment of a location of corporate registration.
(2) Corporate Restructuring
A decision regarding a proposal in connection with a merger, acquisition, assignment or acquisition of business, company split (spin-off), sale of assets, being acquired, corporate liquidation or other corporate restructuring will be made in consideration of, inter alia, the respective impact on shareholder value and on the rights of shareholders, the impact on the financial condition and on the business performance of the relevant company, as well as the reasonability thereof, and the impact on the listing of shares and on the continuity of the company.
•	A decision regarding a proposal in connection with a corporate reorganization as set forth below will be made in consideration of, inter alia, the respective impact on shareholder value and on the rights of shareholders, the impact on the financial condition and on the business performance of the relevant company, as well as the reasonability thereof, and the impact on the listing of shares as well as on the continuity of the company:
Merger or acquisition;
Assignment or acquisition of business;
Company split (spin-off);
Sale of assets;
Being acquired; or
Liquidation.
(3) Proxy Contest
•	A decision regarding a proposal in connection with election of a director from among opposing candidates will be made in consideration of the independence, suitability, existence or absence of any antisocial activities in the past on the part of a candidate for director, the actions in corporate governance, accountability the business performance of the company, the existence or absence of antisocial activities of the company, and the background to the proxy contest.
•	A person who is considered to be independent shall mean a person for whom there is no relationship between the relevant company and the candidate for director other than that of being selected as a candidate director of the relevant company.

(4) Defense Strategy in Proxy Contest
•	Staggered Board

In principle we will oppose a proposal requesting the introduction of staggered board of directors:
-	In principle we will oppose a proposal requesting the introduction of a staggered board of directors.
-	In principle we will vote in favor of a proposal requesting that the terms in office of directors be one year.
•	Authority to Dismiss Directors

In principle we will oppose a proposal requesting more stringent requirements for the shareholders to be able to dismiss a director.
•	Cumulative Voting
-	In principle we will vote in favor of a proposal to introduce cumulative voting in connection with the election of directors. However, in principle we will oppose a proposal which a majority of valid votes is required to elect a director except in the event that shareholders are able to write-in their own candidate in the convening notice or ballot of the company and the number of candidates exceeds a prescribed number.
-	In principle we will oppose a proposal requesting the abolition of cumulative voting in connection with the election of directors.
•	Authority to Call an Extraordinary General Meeting of Shareholders
-	In principle we will vote in favor of a proposal requesting a right of shareholders to call an extraordinary general meeting of shareholders.
-	In principle we will vote in favor of a proposal to abolish restrictions on the right of shareholders to call an extraordinary general meeting of shareholders.
-	In principle we will oppose a proposal to restrict or prohibit the right of shareholders to call an extraordinary general meeting of shareholders.
•	Letter of Consent Seeking Approval or Disapproval from Shareholders
-	In principle we will vote in favor of a proposal requesting that shareholders have the right to seek approval or disapproval on the part of shareholders by means of a letter of consent.
-	In principle we will vote in favor of a proposal to abolish restrictions on the right of shareholders to seek approval or disapproval on the part of shareholders by means of a letter of consent.
-	In principle we will oppose a proposal to restrict or prohibit the right of shareholders to seek approval or disapproval on the part of shareholders by means of a letter of consent.

(5) Takeover Defense Strategies
•	Rights Plan (Poison Pill)

A decision regarding a proposal in connection with introducing a rights plan (poison pill) will be made in consideration of, inter alia, the triggering conditions, the effective period, the conditions of disclosure of content, the composition of directors of the relevant company, and the status of introducing other takeover defense strategies.
•	Fair Price Conditions

A decision regarding a proposal in connection with introducing fair price conditions will be made in consideration of, inter alia, the triggering conditions, the decision-making process for triggering, and the reasonability of the plan.
-	In principle we will vote in favor of a proposal requesting the introduction of fair price conditions, provided that the following is satisfied.
-	At the time of triggering the fair price provision, the approval of a majority or not more than a majority of shareholders without a direct interest in the acquisition is to be sought
-	In principle we will vote in favor of a proposal to reduce the number of approvals by shareholders that is necessary to trigger fair price provision.
•	Anti-Greenmail Provision

A decision regarding a proposal in connection with introducing an anti-greenmail provision will be made in consideration of, inter alia, the triggering conditions, the decision-making process for triggering, and the reasonability of the plan.
-	In principle we will vote in favor of a proposal requesting the introduction of anti-greenmail provisions, provided that all of the following standards are satisfied:
-	The definition of greenmail is clear
-	If a buyback offer is to be made to a person who holds a large number of shares, that the buy-back offer will be made to all shareholders, or confirmation will be made that shareholders who do not have a direct interest in the takeover do not oppose the buyback offer to the person who holds a large number of shares.
-	No clause is included which would restrict the rights of shareholders, such as measures to deter being bought out.
•	Golden Parachute and Tin Parachute Conditions

A decision regarding a proposal in connection with introducing a golden parachute or a tin parachute will be made in consideration of, inter alia, the triggering conditions, the decision-making process for triggering, the level of compensation to be provided and the reasonability of the plan.
-	In principle we will vote in favor of a proposal to introduce or amend a golden parachute or a tin parachute if all of the following criteria are satisfied:
-	The triggering of the golden parachute or the tin parachute will be determined by an independent committee.

-	The payable compensation shall be no more than three times the employment compensation payable for a year.

-	Payment of compensation shall be made after the transfer of control.
•	Classified Shares

In principle we will oppose a proposal in connection with creating new classified shares with multiple voting rights.

A decision regarding a proposal in connection with creating new classified shares with no voting rights or less voting rights will be made in consideration of, inter alia, the terms of the classified shares.
-	In principle we will oppose a proposal to create classified shares with multiple voting rights.
-	In principle we will vote in favor of a proposal to create new classified shares with no voting rights or less voting rights if all of the following conditions are satisfied.
-	The objective of creating the new classified shares is to obtain financing while minimizing the dilution of the existing shareholders.
-	The creation of the new classified shares does not have an objective of protecting the voting rights of shareholders that have a direct interest in a takeover or of major shareholders.
•	Issuing New Shares to a White Squire or a White Knight

A decision regarding a proposal in connection with issuing shares to a white squire or a white knight will be made in consideration of, inter alia, the conditions of issuing the shares.
•	Relaxation of Requirements to Amend the Articles of Incorporation or Company Regulations

A decision regarding a proposal to relax the requirements to amend the articles of incorporation or company regulations will be made in consideration of, inter alia, the impact on shareholder value and the rights of shareholders.

•	Relaxation of Requirements for Approval of a Merger

A decision regarding a proposal to relax the requirements to approve a merger will be made in consideration of, inter alia, the impact on shareholder value and on the rights of shareholders.
•	Introduction or Amendment of Takeover Defense Strategy

In principle we will oppose a proposal in connection with introducing or amending a takeover defense strategy that will reduce shareholder value or infringe the rights of shareholders.
9. Social, Environmental and Political Problems
A decision regarding a proposal in connection with a social, environmental or political problems will be made in consideration of, inter alia, the impact that the actions on the part of the company will have on shareholder value and the rights of shareholders, the impact on the financial condition and the business performance of the company, the reasonability of these actions, and the impact on the listing of shares as well as on the continuity of the company.
10. Information Disclosure
•	In principle we will oppose a proposal for which sufficient information is not disclosed for the purpose of making a voting decision.
•	In principle we will vote in favor of a proposal to increase information disclosure, if all of the following criteria are satisfied.
-	The information will be beneficial to shareholders.

-	The time and expense required for the information disclosure will be minimal.
11. Other
(1) Directors
•	Ex Post Facto Approval of Actions by Directors and Executive Officers

In principle we will vote in favor of a proposal requesting ex post facto approval of an action taken by the directors or executive officers as long as there are no material concerns such as having committed an act in violation of fiduciary duties.
•	Separation of Chairman of the Board of Directors and CEO
-	In principle we will vote in favor of a proposal to have a director who is independent from the relevant company serve as the chairman of the board of directors as long as there are not sufficient reasons to oppose the proposal, such as the existence of a corporate governance organization that will counter a CEO who is also serving as chairman.

-	A person considered to be independent shall mean a person for whom there is no relationship between the relevant company and the director other than that of being selected as a director.
•	Independence of Board of Directors
-	In principle we will vote in favor of a proposal to have directors who are independent from the relevant company account for at least a majority or more than two-thirds of the members of the board of directors.
-	In principle we will vote in favor of a proposal that the audit committee, compensation committee and nominating committee of the board of directors shall be composed solely of independent directors.
-	A person considered to be independent shall mean a person for whom there is no relationship between the relevant company and the director other than that of being selected as a director.
(2) Statutory Auditors
•	Ex Post Facto Approval of Actions by Statutory Auditors

In principle we will vote in favor of a proposal requesting ex post facto approval of an action taken by a statutory auditor as long as there are no material concerns such as having committed an act in violation of fiduciary duties.
•	Attendance by a Statutory Auditor at a General Meeting of Shareholders

In principle we will vote in favor of a proposal requesting that a statutory auditor attend a general meeting of shareholders.
(3) Accounting Auditor
•	Fees of an accounting auditor
-	In principle we will vote in favor of a proposal requesting that the decision on the fees of an accounting auditor is left up to the discretion of the board of directors.
-	In principle we will oppose a proposal to reduce or waive the liability of an accounting auditor.
•	Selection of the Accounting Auditor by a General Meeting of Shareholders
-	In principle we will vote in favor of a proposal to make the selection of an accounting auditor a matter for resolution by a general meeting of shareholders.

12. Conflicts of Interest
We will abstain from exercising shareholder voting rights in a company that would constitute a conflict of interest.
The following company is determined to be a company that would constitute a conflict of interest:
-	Invesco Limited.
13. Shareholder Proposals
A decision regarding shareholders’ proposals will be made in accordance with the Guideline along with company’s proposal, however, will be considered on the basis of proposed individual items.

1.	Proxy Voting Policy
1.1	Introduction

Invesco recognises its fiduciary obligation to act in the best interests of all clients, be they superannuation trustees, institutional clients, unit-holders in managed investment schemes or personal investors. One way Invesco represents its clients in matters of corporate governance is through the proxy voting process.

This policy sets out Invesco Australia’s approach to proxy voting in the context of portfolio management, client service responsibilities and corporate governance principles.

This policy applies to;
•	all Australian based and managed funds and mandates, in accordance with IFSA Standard No. 13.00 October 2004, clause 9.1 and footnote #3.
This policy does not apply;
•	where investment management of an international fund has been delegated to an overseas Invesco company, proxy voting will rest with that delegated manager.
In order to facilitate its proxy voting process and to avoid conflicts of interest where these may arise, Invesco may retain a professional proxy voting service to assist with in-depth proxy research, vote recommendations, vote execution, and the necessary record keeping.

1.2	Guiding Principles

1.2.1	The objective of Invesco’s Proxy Voting Policy is to promote the economic interests of its clients. At no time will Invesco use the shareholding powers exercised in respect of its clients’ investments to advance its own commercial interests, to pursue a social or political cause that is unrelated to clients’ economic interests, or to favour a particular client or other relationship to the detriment of others.

1.2.2	The involvement of Invesco as an institutional shareholder will not extend to interference in the proper exercise of Board or management responsibilities, or impede the ability of companies to take the calculated commercial risks which are essential means of adding value for shareholders.

1.2.3	The primary aim of the policy is to encourage a culture of performance among investee companies, rather than one of mere conformance with a prescriptive set of rules and constraints.

1.2.4	Invesco considers that proxy voting rights are an important power, which if exercised diligently can enhance client returns, and should be managed with the same care as any other asset managed on behalf of its clients.

1.2.5	Invesco may choose not to vote on a particular issue if this results in shares being blocked from trading for a period of more than 4 hours; it may not be in the interest of clients if the liquidity of investment holdings is diminished at a potentially sensitive time, such as that around a shareholder meeting.
1.3	Proxy Voting Authority

1.3.1	Authority Overview

An important dimension of Invesco’s approach to corporate governance is the exercise of proxy voting authority at the Annual General Meetings or other decision-making forums of companies in which we manage investments on behalf of clients.

Proxy voting policy follows two streams, each defining where discretion to exercise voting power should rest — with Invesco as the investment manager (including its ability to outsource the function), or with individual mandate clients.

Under the first alternative, Invesco’s role would be both to make voting decisions, for pooled funds and on individual mandate clients’ behalf, and to implement those decisions.

Under the second alternative, where IM clients retain voting control, Invesco has no role to play other than administering voting decisions under instructions from our clients on a cost recovery basis.

1.3.2	Individually-Managed Clients

IM clients may elect to retain voting authority or delegate this authority to Invesco. If delegated, Invesco will employ either ISS or ASCI guidelines (selected at inception by the client) but at all times Invesco Investment Managers will retain the ability to override any decisions in the interests of the client. Alternate overlays and ad hoc intervention will not be allowed without Board approval.

In cases where voting authority is delegated by an individually-managed client, Invesco recognises its responsibility to be accountable for the decisions it makes.

Some individually-managed clients may wish to retain voting authority for themselves, or to place conditions on the circumstances in which it can be exercised by investment managers[1].

The choice of this directive will occur at inception or at major review events only. Individually managed clients will not be allowed to move on an ad hoc basis between delegating control to the funds manager and full direct control.

[1]	In practice, it is believed that this option is generally only likely to arise with relatively large clients such as trustees of major superannuation funds or statutory corporations that have the resources to develop their own policies and to supervise their implementation by investment managers and custodians. In particular, clients who have multiple equity managers and utilise a master custody arrangement may be more likely to consider retaining voting authority in order to ensure consistency of approach across their total portfolio. Such arrangements will be costed into administration services at inception.

1.3.3	Pooled Fund Clients

The funds manager is required to act solely in the collective interests of unit holders at large rather than as a direct agent or delegate of each unit holder. The legal relationship that exists means it is not possible for the manager to accept instructions from a particular pooled fund client as to how to exercise proxy voting authority in a particular instance.

Invesco’s accountability to pooled fund clients in exercising its fiduciary responsibilities is best addressed as part of the manager’s broader client relationship and reporting responsibilities.

In considering proxy voting issues arising in respect of pooled fund shareholdings, Invesco will act solely in accordance with its fiduciary responsibility to take account of the collective interests of unit holders in the pooled fund as a whole.

All proxy voting decisions may be delegated to an outsourced provider, but Invesco investment managers will retain the ability to override these decisions in the interests of fund unit holders.

1.4	Key Proxy Voting Issues

1.4.1	Issues Overview

Invesco will consider voting requirements on all issues at all company meetings directly or via an outsourced provider. We will generally not announce our voting intentions and the reasons behind them.

1.4.2	Portfolio Management Issues

Invesco does not consider it feasible or desirable to prescribe in advance comprehensive guidelines as to how it will exercise proxy voting authority in all circumstances. The primary aim of Invesco’s approach to corporate governance is to encourage a culture of performance among the companies in which we invest in order to add value to our clients’ portfolios, rather than one of mere conformance with a prescriptive set of rules and constraints.

As a general rule, Invesco will vote against any actions that will reduce the rights or options of shareholders, reduce shareholder influence over the board of directors and management, reduce the alignment of interests between management and shareholders, or reduce the value of shareholders’ investments, unless balanced by reasonable increase in net worth of the shareholding.

Where appropriate, Invesco will also use voting powers to influence companies to adopt generally accepted best corporate governance practices in areas such as board composition, disclosure policies and the other areas of recommended corporate governance practice.

Administrative constraints are highlighted by the fact that many issues on which shareholders are in practice asked to vote are routine matters relating to the ongoing administration of the company — eg. approval of financial accounts or housekeeping amendments to Articles of Association. Generally in such cases,

Invesco will be in favour of the motion as most companies take seriously their duties and are acting in the best interests of shareholders. However, reasonable consideration of issues and the actual casting of a vote on all such resolutions would entail an unreasonable administrative workload and cost. For this reason, Invesco may outsource all or part of the proxy voting function at the expense of individual funds. Invesco believes that an important consideration in the framing of a proxy voting policy is the need to avoid unduly diverting resources from our primary responsibilities to add value to our clients’ investments through portfolio management and client service.
1.5	Internal Proxy Voting Procedure

In situations where an override decision is required to be made or where the outsourced provider has recused itself from a vote recommendation, the responsible Investment Manager will have the final say as to how a vote will be cast.

In the event that a voting decision is considered not to be in the best interests of a particular client or where a vote is not able to be cast, a meeting may be convened at any time to determine voting intentions. The meeting will be made up of at least three of the following:
Chief Executive Officer;

Head of Operations & Finance;

Head of either Legal or Compliance; and

Relevant Investment Manager(s).
1.6	Client Reporting
Invesco will keep records of its proxy voting activities, directly or through outsourced reporting.
Upon client election, Invesco will report quarterly or annually to the client on proxy voting activities for investments owned by the client.

A record will be kept of the voting decision in each case by Invesco or its outsourced provider. Invesco will disclose on an annual basis, a summary of its proxy voting statistics on its website as required by IFSA standard No. 13 — Proxy Voting.

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

     (1) Financial Statements:

  Included in Part A:

Financial Highlights

Included in Part B:

Incorporated by reference to the Annual Report dated February 28, 2013 and the Semi-Annual Report dated August 31, 2013. Filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.

Report of Independent Registered Public Accounting Firm; Audited Financial Statements as of February 28, 2013, and Unaudited Financial Statements as of August 31, 2013; Notes to Audited Financial Statements

     (2) Exhibits

(a)(1)(a)	Amended and Restated Agreement and Declaration of Trust dated May 15, 2012(19)
(b)	Amendment No. 1 to the Amended and Restated Declaration of Trust, dated July 20, 2012(19)
(b)(1)(a)	Bylaws(19)
(b)	Amendment No. 1 to the Bylaws(19)
(d)	Not Applicable
(g)(1)	Master Investment Advisory Agreement(19)
(2)	Master Intergroup Sub-Advisory Contract(19)
(3)	Memorandum of Agreement regarding Expense Limitations(18)
(4)	Memorandum of Agreement regarding Affiliated Money Market Fund Advisory Fee Waiver(19)
(h)(1)	Master Distribution Agreement(19)
(2)	Amended and Restated Plan of Distribution(19)
(i)	Memorandum of Agreement regarding 12b-1 Fee Waivers(18)
(j)(1)	Amended and Restated Master Custodian Contract(16)
(2)(i)	Transfer Agency and Service Agreement(16)
(ii)	Amendment to Transfer Agency and Service Agreement(16)
(iii)	Amendment No. 1 to the Transfer Agency and Service Agreement, dated July 1, 2011(19)
(k)(1)(i)(a)	Master Administrative Services Agreement(16)
(b)	Amendment No. 1 to the Master Administrative Services Agreement(19)
(c)	Amendment No. 2 to the Master Administrative Services Agreement(19)
(ii)(a)	Administration Agreement(16)
(b)	Amendment No. 1 to the Administration Agreement(19)
(2)(i)(a)	Amended and Restated Revolving Credit and Security Agreement, dated October 15, 2012*
(b)	Agreement of Amendment No. 1 dated August 14, 2013*
(c)	Agreement of Amendment No. 2 dated August 29, 2013*
(3)	Service Plan(19)
(4)	Third Amended and Restated Multi-Class Plan*
(5)	Master Sub-Accounting Services Agreement(17)

(l)(1)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP regarding Class A Shares, Class B Shares and Class C Shares(14)
(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP regarding Class Y Shares†
(n)	Consent of Independent Registered Public Accounting Firm†
(p)	Letter of Investment Intent(1)
(r)(1)	Invesco Advisers, Inc. Code of Ethics adopted January 1, 2011, relating to Invesco Advisers, Inc. and any of its subsidiaries(19)
(2)	Invesco Asset Management Limited Code of Ethics, dated 2011, relating to Invesco UK(19)
(3)	Invesco Ltd. Code of Conduct, dated October 2011, relating to Invesco Asset Management (Japan) Limited(19)
(4)	Invesco Staff Ethics and Personal Share Dealing policy, dated January 2013, relating to Invesco Hong Kong Limited(19)
(5)	Invesco Ltd. Code of Conduct, revised October 2011, relating to Invesco Canada Ltd.; Invesco Canada Ltd. Policy No. D-6 Gifts and Entertainment, revised November 2011, and Policy No. D-7 Invesco Canada Personal Trading Policy, revised September 2012, together the Code of Ethics relating to Invesco Canada Ltd.(19)
(6)	Invesco Asset Management Deutschland GmbH Code of Ethics, dated 2012, relating to Invesco Continental Europe(19)
(7)	Invesco Ltd. Code of Conduct, revised October 2011, relating to Invesco Australia Limited(19)
(8)	Invesco Senior Secured Management Code of Ethics(19)
(s)	Power of Attorney(19)

(1)	Incorporated by reference to the Fund’s Registration Statement on Form N-2, File Nos. 333-14499 and 811-5845, filed on October 21, 1996.

(2)	Incorporated by reference to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-14999 and 811-5845, filed on November 13, 1997.

(3)	Incorporated by reference to Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on November 8, 2000.

(4)	Incorporated by reference to Post-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on November 27, 2002.

(5)	Incorporated by reference to Amendment No. 1 to the Fund’s Registration Statement on Form N-14, File Nos. 333-103330 and 811-5845, filed on March 11, 2003.

(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-104959 and 811-5845, filed on June 12, 2003.

(7)	Incorporated by reference to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-104959 and 811-5845, filed on November 26, 2003.

(8)	Incorporated by reference to the Fund’s Schedule TO filed on June 18, 2004.

(9)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on February 15, 2005.

(10)	Incorporated by reference to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 28, 2005.

(11)	Incorporated by reference to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on September 29, 2006.

(12)	Incorporated by reference to Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 28, 2007.

(13)	Incorporated by reference to Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 26, 2008.

(14)	Incorporated by reference to Post-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on December 19, 2008.

(15)	Incorporated by reference to Post-Effective Amendment No. 7 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 24, 2009.

(16)	Incorporated by reference to Post-Effective Amendment No. 8 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on September 29, 2010.

(17)	Incorporated by reference to Post-Effective Amendment No. 9 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 29, 2010.

(18)	Incorporated by reference to Post-Effective Amendment No. 11 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 28, 2012.

(19)	Incorporated by reference to Post-Effective Amendment No. 12 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-05845, filed on June 27, 2013.

†  To be filed with Post-Effective Amendment No. 14.

*  Filed herewith.

Item 26: Marketing Arrangements

See Exhibit (h) to this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Securities and Exchange Commission fees	$0
Printing and engraving expenses*	$9,415
Legal fees*	$33,983
Audit expenses*	$74,057

Total	$117,455

* Estimated based on expenses incurred during the previous fiscal year.

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable

Item 29: Number of Holders of Securities

On October [  ], 2013:

Title of Class	Number of Record Holders

Class A Shares	[1,002
Class B Shares	206
Class C Shares	439
Class IB Shares	9,064
Class IC Shares	938	]

The Registrant will commence offering Class Y Shares on November 5, 2013.

Item 30: Indemnification

Please see Article VIII of the Registrant’s Amended and Restated Declaration of Trust (Exhibit (a)(1)(a)) for indemnification of Trustees and officers. Registrant’s Trustees and officers are also covered by an Errors and Omissions Policy. Section 16 of the Master Investment Advisory Agreement between the Registrant and the Adviser provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Master Investment Advisory Agreement on the part of the Adviser or any of its officers, directors or employees, the Adviser shall not be subject to liability to the Registrant or to any shareholder of the Registrant for any act or omission in the course of, or connected with, rendering services under the Master Investment Advisory Agreement or for any losses that may be sustained in the purchase, holding or sale of any security. Section 12 of the Master Distribution Agreement between the Registrant and Invesco Distributors provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Master Distribution Agreement on the part of Invesco Distributors, the Registrant shall indemnify Invesco Distributors against any and all claims, demands, liabilities and expenses which Invesco Distributors may incur under the Securities Act of 1933, or common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in any registration statement or prospectus, or any omission to state a material fact therein, the omission of which makes any statement contained therein misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant in connection therewith by or on behalf of Invesco Distributors.

Insofar as indemnification for claims, demands expenses and liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant and the Adviser and any underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person or the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such Trustee, officer or controlling person or Invesco Distributors in connection with the Shares being registered, such indemnification by it is against public policy, as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser

The only employment of a substantial nature of Invesco Adviser’s directors and officers is with the Advisers and its affiliated companies. For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of Invesco Asset Management Deutschland GmbH, Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Australia Limited, Invesco Hong Kong Limited, Invesco Senior Secured Management, Inc. and Invesco Canada Ltd. (each a “Sub-Adviser”, collectively the “Sub-Advisers”) reference is made to Form ADV filed under the Investment Advisers Act of 1940 by each Sub-Adviser herein incorporated by reference. Reference is also made to the caption “Fund Management — The Advisers” in the Prospectuses which comprises Part A of this Registration Statement, and to the caption “Investment Advisory and Other Services” of the Statement of Additional Information which comprises Part B of this Registration Statement, and to Item 32(b) of this Part C.

Item 32: Location of Accounts and Records

Invesco Advisers, Inc., 1555 Peachtree Street, N.E., Atlanta, Georgia 30309, maintains physical possession of each such account, book or other document of the Registrant at the Registrant’s principal executive offices, 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173, except for those maintained at the offices of, Invesco Senior Secured Management, Inc., 1166 Avenue of the Americas, New York, New York 10036, and except for those relating to certain transactions in portfolio securities that are maintained by the Registrant’s Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts, 02110 and the Registrant’s Transfer Agent and Dividend Paying Agent, Invesco Investment Services, Inc., P.O. Box 219078, Kansas City, Missouri 64121-9078.

Records may also be maintained at the offices of:

Invesco Asset Management Deutschland GmbH
An der Welle 5M
1st Floor
60322 Frankfurt am Main
Frankfurt, Germany 60322

Invesco Asset Management Limited
30 Finsbury Square
London, United Kingdom
EC2A 1AG

Invesco Asset Management (Japan) Limited
Roppongi Hills Mori Tower 14F
P.O. Box 115
6-10-1 Roppongi
Minato-Ku, Tokyo 106-6114

Invesco Australia Limited
333 Collins Street, Level 26
Melbourne Vic 3000, Australia

Invesco Hong Kong Limited
41/F Citibank Tower
3 Garden Road, Central
Hong Kong

Invesco Senior Secured Management, Inc.
1166 Avenue of the Americas
26th Floor
New York, New York 10036

Invesco Canada Ltd.
5140 Yonge Street
Suite 800
Toronto, Ontario
Canada M2N 6X7

Item 33: Management Services

Not applicable

Item 34: Undertakings

The Registrant hereby undertakes:

1.  Not applicable

2.  Not applicable

3.  Not applicable

4.  (a) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5. If applicable:

(a) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant, Invesco Senior Loan Fund, certifies that it meets all the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 486(a) under the 1933 Act and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Houston, and the State of Texas, on the 6th day of September, 2013.

Invesco Senior Loan Fund

By:	/s/ Colin Meadows
Colin Meadows
President and Principal Executive Officer

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed on September 6, 2013 by the following persons in the capacities indicated:

Signatures	Title

Principal Executive Officer:

/s/ Colin Meadows Colin Meadows	President and Principal Executive Officer

Principal Financial Officer:

/s/ Sheri Morris Sheri Morris	Principal Financial Officer and Treasurer

Trustees:

/s/ David C. Arch* David C. Arch	Trustee

/s/ Jerry D. Choate* Jerry D. Choate	Trustee

/s/ Linda Hutton Heagy* Linda Hutton Heagy	Trustee

/s/ R. Craig Kennedy* R. Craig Kennedy	Trustee

/s/ Colin Meadows Colin Meadows	Trustee

/s/ Hugo F. Sonnenschein* Hugo F. Sonnenschein	Trustee

Signatures	Title

/s/ Wayne W. Whalen* Wayne W. Whalen	Trustee

/s/ Suzanne H. Woolsey* Suzanne H. Woolsey	Trustee

* Signed by John M. Zerr pursuant to a Power of Attorney filed herewith.

/s/ John M. Zerr Attorney-in-Fact	September 6, 2013

SCHEDULE OF EXHIBITS TO FORM N-2
INVESCO SENIOR LOAN FUND

Exhibit
Number	Exhibit

(k)(2)(i)(a)	Amended and Restated Revolving Credit and Security Agreement, dated October 15, 2012
(k)(2)(i)(b)	Agreement of Amendment No. 1 dated August 14, 2013
(k)(2)(i)(c)	Agreement of Amendment No. 2 dated August 29, 2013
(k)(4)	Third Amended and Restated Multi-Class Plan